SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

ANNUAL REPORT

(From January 1, 2019 to December 31, 2019)

THIS IS A TRANSLATION OF THE ANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2”, “Q3” AND “Q4” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31, RESPECTIVELY, OF SUCH FISCAL YEAR.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. K-IFRS ALSO DIFFERS IN CERTAIN RESPECTS FROM THE INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea, and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

B.	Credit rating

(1)	Corporate bonds (Domestic)

Subject instrument	Month of rating(1)	Credit rating(2)	Rating agency (Rating range)
Corporate bonds	May 2017	AA	NICE Information Service Co., Ltd. (AAA ~ D)
February 2018
May 2018
	February 2019	AA-
April 2019
November 2019
	May 2017	AA	Korea Investors Service, Inc. (AAA ~ D)
October 2017
May 2018
	February 2019	AA-
June 2019
October 2019
	May 2017	AA	Korea Ratings Corporation (AAA ~ D)
October 2017
February 2018
April 2018
	April 2019	AA-
November 2019

(1)	The results of our credit ratings subsequent to the reporting period are as follows:

Subject instrument	Month of rating	Credit rating(2)	Rating agency (Rating range)
Corporate bonds	February 2020	A+	NICE Information Service Co., Ltd. (AAA ~ D)
Corporate bonds	February 2020	A+	Korea Investors Service, Inc. (AAA ~ D)
Corporate bonds	February 2020	A+	Korea Ratings Corporation (AAA ~ D)

(2)	Domestic corporate bond credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Corporate bonds	AAA	Strongest capacity for timely repayment.
	AA+/AA/AA-	Very strong capacity for timely repayment. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category
	A+/A/A-	Strong capacity for timely repayment. This capacity may, nevertheless, be more vulnerable to adverse changes in circumstances or in economic conditions than is the case for higher rating categories.
	BBB+/BBB/BBB-	Capacity for timely repayment is adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.
	BB+/BB/BB-	Capacity for timely repayment is currently adequate, but that there are some speculative characteristics that make the repayment uncertain over time.
	B+/B/B-	Lack of adequate capacity for repayment and speculative characteristics. Interest payment in time of unfavorable economic conditions is uncertain.
	CCC	Lack of capacity for even current repayment and high risk of default.
	CC	Greater uncertainties than higher ratings.
	C	High credit risk and lack of capacity for timely repayment.
	D	Insolvency.

(2)	Corporate bonds (Overseas)

Subject instrument	Month of rating	Credit rating	Rating agency (Rating range)
Corporate bonds(1)	November 2018	AA	Standard & Poor’s Rating Services (AAA ~ D)

(1)	Represents credit rating for our overseas corporate bonds guaranteed by the Korea Development Bank.
(2)	Overseas corporate bond credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Corporate bonds	AAA	Highest level of stability.
	AA+/AA/AA-	Very high level of stability. This stability may be slightly more risky than is the case for the highest rating category but presents no issues.
	A+/A/A-	High level of stability. There are no issues with repaying the principal, but there are characteristics that could be subject to future deterioration.
	BBB+/BBB/BBB-	Level of stability is adequate. Current level of stability and profitability is adequate, but requires special attention during times of economic downturns.
	BB+/BB/BB-	Speculative characteristics. There is no guarantee on future stability. Expected business performance is uncertain.
	B+/B/B-	Inadequate as an investment target. Ability to make principal repayments or comply with contractual terms and conditions is uncertain.
	CCC/CC/C	Very low level of stability. Ability to make payments of principal and interest is highly unlikely. Extremely speculative. Currently in default or undergoing a serious problem.
	D	Bankruptcy.

(3)	Commercial paper

Subject instrument	Month of rating	Credit rating(1)	Rating agency (Rating range)
Commercial paper	May 2017	A1	Korea Investors Service, Inc. (A1 ~ D)

Subject instrument	Month of rating	Credit rating(1)	Rating agency (Rating range)
	May 2017	A1	Korea Ratings Corporation (A1 ~ D)
	October 2017	A1	Korea Investors Service, Inc. (A1 ~ D)
	December 2017	A1	Korea Ratings Corporation (A1 ~ D)
	May 2018	A1	Korea Investors Service, Inc. (A1 ~ D)
	May 2018	A1	NICE Information Service Co., Ltd. (A1 ~ D)
	November 2018	Cancelled(2)	Korea Investors Service, Inc. (A1 ~ D)
	November 2018	Cancelled(2)	NICE Information Service Co., Ltd. (A1 ~ D)

(1)	Domestic commercial paper credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Commercial paper	A1	Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by any reasonably foreseeable changes in external factors.
	A2	Strong capacity for timely repayment with very low investment risk. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category.
	A3	Capacity for timely repayment is adequate with low investment risk. This capacity may, nevertheless, be somewhat influenced by sudden changes in external factors.
	B	Capacity for timely repayment is acknowledged, but there are some speculative characteristics.
	C	Capacity for timely repayment is questionable.
	D	Insolvency.

※ ‘+’ or ‘-’ modifier can be attached to ratings A2 through B to differentiate ratings within broader rating categories.

(2)	Ratings have been cancelled due to repayment of our outstanding commercial paper on October 22, 2018 upon maturity.

C.	Capitalization

(1)	Change in capital stock (as of December 31, 2019)

There were no changes to our issued capital stock during the annual reporting period ended December 31, 2019.

(2)	Convertible bonds (as of December 31, 2019)

Description	Issue Date	Maturity Date	Issue Amount (in Won)		Class of Shares Subject to Conversion	Conversion Period	Conditions for Conversion		Outstanding Bonds			Notes
							Conversion Ratio	Conversion Price	Issue Amount (in Won)		Number of Shares subject to conversion
Unsecured Foreign Convertible Bonds No. 3	Aug. 22, 2019	Aug. 22, 2024	813,426,670,000	(1)(2)	Registered Common Shares	Aug. 23, 2020 ~ Aug. 12, 2024	100%	~~W~~19,845	813,426,670,000	(1)	40,988,998	Listed on Singapore Stock Exchange

Total	—	—	813,426,670,000		—	—	100%	~~W~~19,845	813,426,670,000		40,988,998	—

(1)

The issue amount for Unsecured Foreign Convertible Bonds No. 3 is calculated based on the application of the mid-point of the relevant Won-US dollar exchange rates as of noon, July 30, 2019 (Korea Standard Time) quoted on Bloomberg, which was ~~W~~1,182.65 per U.S. dollar, to the actual issue amount of USD 687,800,000.

(2)	The proceeds of our Unsecured Foreign Convertible Bonds No. 3 were used for general corporate purposes.

D.	Voting rights (as of December 31, 2019)

(Unit: share)

Description		Number of shares
A. Total number of shares issued(1):	Common shares(1)	357,815,700
	Preferred shares	—
B. Shares without voting rights:	Common shares	—
	Preferred shares	—
C. Shares subject to restrictions on voting rights pursuant to our articles of incorporation:	Common shares	—
	Preferred shares	—
D. Shares subject to restrictions on voting rights pursuant to regulations:	Common shares	—
	Preferred shares	—
E. Shares with restored voting rights:	Common shares	—
	Preferred shares	—
Total number of issued shares with voting rights (=A – B – C – D + E):	Common shares	357,815,700
	Preferred shares	—

(1)	Authorized: 500,000,000 shares

E.	Dividends

Dividends for the three most recent fiscal years

Description (unit)		2019	2018	2017
Par value (Won)		5,000	5,000	5,000
Profit (loss) for the year (million Won)(1)		(2,829,705)	(207,239)	1,802,756
Earnings (loss) per share (Won)(2)		(7,908)	(579)	5,038
Total cash dividend amount for the period (million Won)		—	—	178,908
Total stock dividend amount for the period (million Won)		—	—	—
Cash dividend payout ratio (%)(3)		—	—	9.92%
Cash dividend yield (%)(4)	Common shares	—	—	1.69%
	Preferred shares	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	—	—	500
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

(1)	Based on profit for the year attributable to the owners of the controlling company.
(2)	Earnings per share is based on par value of ~~W~~5,000 per share and is calculated by dividing net income by weighted average number of common shares.

(3)	Cash dividend payout ratio is the percentage that is derived by dividing total cash dividend by profit for the year attributable to the owners of the controlling company.
(4)

Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common shares during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD and OLED.

As of December 31, 2019, in order to support our business activities, we operated TFT-LCD and OLED production and research facilities in Paju and Gumi in Korea, and we have also established subsidiaries in the Americas, Europe and Asia.

As of December 31, 2019, our business consisted of the manufacture and sale of display and display related products utilizing TFT-LCD, OLED and other technologies under a single reporting business segment.

Consolidated operating results highlights

(Unit: In billions of Won)

	2019	2018	2017(1)
Sales Revenue	23,476	24,337	27,790
Gross Profit	1,868	3,085	5,366
Operating Profit (loss)	(1,359)	93	2,462
Total Assets	35,575	33,176	29,160
Total Liabilities	23,086	18,289	14,178

(1)	Figures for 2017 were recorded in accordance with the previously applicable accounting standards, including K-IFRS 1018, “Revenue” and K-IFRS 1039, “Financial Instruments.”

B.	Industry

(1)	Industry characteristics

•

The entry barriers to manufacture display panels are relatively high due to the technology and capital intensive nature of the mass manufacturing process that is required to achieve economies of scale, among other factors.

•

While growth in the market for displays used in notebook computer, monitor and other traditional IT products has stagnated or declined, the market for small- and medium-sized displays (including those used in smartphones) in the rapidly evolving IT environment has shown gradual growth. The display market for televisions has also shown steady growth mainly due to growing demand from developing countries as well as from consumers in general for larger sized display panels. As for displays used in industrial, automobile and other value added products, we expect to see growth in these markets.

(2)	Growth Potential

•

We are focusing on securing profitability through differentiated products such as “Cinematic Sound” OLED and “Wallpaper” display panels under our strategic plan to transition our business to center around OLED, which has a strong future growth potential. In the television business, we are expanding our offerings of premium products such as OLED and UHD products. In particular, with respect to large-sized OLED television display panels, we are continuing to secure additional production capacity of 8.5th generation OLED panels and are planning to further strengthen the fundamentals of our OLED business through building a successful line-up of new products and investments in the 8.5th and 10.5th generation OLED display panel production. In the IT business, we are increasing the proportion of premium products such as high resolution and wide screen products based on IPS and Oxide technologies. In the mobile business, we are continuously striving to secure mass production capabilities for 6th generation plastic OLED smartphones through additional investments. We are also strengthening the foundation for the expansion of small- and medium-sized OLED business.

(3)	Cyclicality

•

The display panel business is highly cyclical and sensitive to fluctuations in the general economy. The industry experiences recurring volatility caused by imbalances between supply and demand due to capacity expansion and changing production utilization rates within the industry.

•

Macroeconomic factors and other causes of business cycles can affect the rate of growth in demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if growth in demand outpaces growth in supply, average selling prices may increase.

(4)	Market conditions

•

Most display panel manufacturers are located in Asia as set forth below. Pursuant to the Chinese government’s initiative and support, Chinese panel manufacturers have continued to invest in new fabrication facilities and additional supplies, and the concern over intensification of a structural oversupply in the LCD industry continues to exist.

a.	Korea: LG Display, Samsung Display, etc.

b.	Taiwan: AU Optronics, Innolux, CPT, HannStar, etc.

c.	Japan: Japan Display, Sharp, Panasonic LCD, etc.

d.	China: BOE, CSOT, CEC Panda, HKC, etc.

•	Our worldwide market share of large-sized display panels (i.e., panels that are 9 inches or larger) based on revenue is as follows:

	2019	2018	2017
Panels for Televisions(1)(2)	28.1%	28.3%	28.1%
Panels for Monitors(1)	27.5%	30.7%	36.3%
Panels for Notebook Computers(1)	22.3%	23.7%	21.3%
Panels for Tablet Computers(1)	24.8%	31.0%	29.1%
Total(1)	27.2%	28.8%	29.2%

(1)	Source: Large-Area Display Market Tracker (IHS Technology). The relevant amounts for the fourth quarter of 2019 reflect IHS Technology’s research based on actual results of operations.
(2)	Includes panels for public displays.

(5)	Competitiveness and competitive advantages

•

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, our relationship with customers, timely investments, adaptable production capabilities, development of new and premium products through technological advances, competitive production costs, success in marketing to our end-brand customers, component and raw material supply costs, foreign exchange rates and general economic and industry conditions.

•	In order to compete effectively, it is critical to be cost competitive and maintain stable and long-term relationships with customers which will enable us to be profitable even in a buyer’s market.

•

A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would result in reduced sales.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•

As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing various technologies and products, including display panels with OLED, IPS, in-TOUCH and other technologies. With respect to OLED panels, following our supply of the world’s first 55-inch OLED 3D panels for televisions in January 2013, we have shown that we are technologically a step ahead of the competition by continuing to introduce differentiated products with a variety of unique features specific to OLED technology, such as our “Wallpaper,” “Cinematic Sound,” “Rollable” and “Transparent” OLED panels for televisions. Moreover, we have supplied plastic OLED products for foldable notebook computers, automotive products, smartphones and wearable devices, among others. With respect to TFT-LCD panels, we are leading the market with our competitive advantages in technology, including through our IPS technology-based ultra-large and high-resolution ultra-high definition (“Ultra HD” or “UHD”) television panels, desktop and notebook monitors featuring differentiated designs and high frequency refresh rates, and specialized products for automotive, commercial and medical uses. Our production facilities are also equipped to produce products incorporating in-TOUCH technology.

•	Moreover, we are maintaining and strengthening close long-term relationships with major global firms to secure customers and expand partnerships for technology development.

C.	New businesses

For our continued growth, we are actively exploring and preparing for new business opportunities that may arise in the changing market environment. As such, we are continually reviewing and looking at opportunities in the display and promising new industries.

3.	Major Products and Raw Materials

A.	Major products

We manufacture TFT-LCD and OLED panels, of which a significant majority is sold overseas.

(Unit: In billions of Won, except percentages)

					2019
Business area	Sales type	Items (By product)	Usage	Major trademark	Sales Revenue	Percentages (%)
Display	Goods/ Products/ Services/ Other sales	Televisions	Panels for televisions	LG Display	7,998	34.07%
		Desktop monitors	Panels for monitors	LG Display	4,028	17.16%
		Tablet products	Panels for tablets	LG Display	2,251	9.59%
		Notebook computers	Panels for notebook computers	LG Display	2,784	11.86%
		Mobile, etc.	Panels for smartphones, etc.	LG Display	6,415	27.32%

Total					23,476	100.0%

B.	Average selling price trend of major products

While average selling prices of display panels are subject to change based on market conditions and demand by product category, the average selling price of display panels per square meter of net display area shipped in the fourth quarter of 2019 increased by approximately 18% compared to the third quarter of 2019 due to an increase in the sales of plastic OLED mobile products, which resulted in an improvement in our overall product mix. There is no assurance that the average selling prices of display panels will not fluctuate in the future due to changes in market conditions.

(Unit: US$ / m2 )

Period	Average Selling Price(1)(2) (in US$ / m2)
2019 Q4	606
2019 Q3	513
2019 Q2	456
2019 Q1	528
2018 Q4	559
2018 Q3	500
2018 Q2	501
2018 Q1	522
2017 Q4	589
2017 Q3	600
2017 Q2	574
2017 Q1	608

(1)	Quarterly average selling price per square meter of net display area shipped.
(2)	Excludes semi-finished products in the cell process.

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

(Unit: In billions of Won, except percentages)

Business area	Purchase type	Items	Usage	Cost(1)	Ratio (%)	Suppliers
Display	Raw materials	Printed circuit boards	Display panel manufacturing	2,298	18.9%	Korea SMT Co., Ltd., etc.
		Polarizers		2,116	17.4%	LG Chem, etc.
		Backlights		1,935	15.9%	Heesung Electronics LTD., etc.
		Glass		1,098	9.0%	Paju Electric Glass Co., Ltd., Asahi Electric Glass Co., Ltd., etc.
		Drive IC		983	8.1%	Silicon Works Co., Ltd., MagnaChip Semiconductor Corporation, etc.
		Others		3,722	30.6%	—

Total				12,153	100.0%

-	Period: January 1, 2019 ~ December 31, 2019.

(1)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.
(2)	Among our major suppliers, LG Chem and Silicon Works Co., Ltd. are member companies of the LG Group, and Paju Electric Glass Co., Ltd. is our affiliate.

•

The average price of EGI (Electrolytic Galvanized Iron), which is the main raw material for BLU components, increased by 0.3% from 2017 to 2018 but decreased by 8.6% from 2018 to 2019. Such decrease in 2019 was due to uncertainties arising from the U.S.-China trade disputes. The average price of resin increased by 18.7% from 2017 to 2018 but decreased by 38.2% from 2018 to 2019. Such decrease in 2019 was due to a mismatch between supply and demand. The average price of copper, the main raw material for PCB components, increased by 6.0% from 2017 to 2018 but decreased by 8.0% from 2018 to 2019. Such decrease in 2019 was due to uncertainties arising from the U.S.-China trade disputes.

4.	Production and Equipment

A.	Production capacity and output

(1)	Production capacity

The table below sets forth the production capacity of our Gumi, Paju and Guangzhou facilities in the periods indicated.

(Unit: 1,000 glass sheets)

Business area	Items	Location of facilities	2019(1)	2018(1)	2017(1)
Display	Display panel	Gumi, Paju, Guangzhou	9,408	10,161	10,538

(1)

Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth-generation glass sheets) during the year multiplied by the number of months in a year (i.e., 12 months). The production capacity for facilities with adjusted utilization rates have been calculated based on the maximum input capacity during the period.

(2)	Production output

The table below sets forth the production output of our Gumi, Paju and Guangzhou facilities in the periods indicated.

(Unit: 1,000 glass sheets)

Business area	Items	Location of facilities	2019(1)	2018(1)	2017(1)
Display	Display panel	Gumi, Paju, Guangzhou	8,373	9,428	9,262

(1)	Based on the production results (input standard) of each plant converted into eighth-generation glass sheets.

B.	Production performance and utilization ratio

(Unit: Hours, except percentages)

Production facilities	Available working hours in 2019	Actual working hours in 2019	Average utilization ratio
Gumi	8,760(1) (24 hours x 365 days)	8,680(1) (24 hours x 362 days)(2)	99.1%
Paju	8,760(1) (24 hours x 365 days)	8,654(1) (24 hours x 361 days)(2)	98.8%
Guangzhou	8,760(1) (24 hours x 365 days)	8,760(1) (24 hours x 365 days)(2)	100.0%

(1)	Based on the assumption that all 24 hours in a day have been fully utilized.
(2)	Number of days is calculated by averaging the number of working days for each facility.

C.	Investment plan

In 2019, our total capital expenditures on a cash out basis was approximately ~~W~~7 trillion. In 2020, we expect that investment in OLED technology for the future will be nearly completed and plan to reduce our capital expenditures by approximately half as that compared to 2019.

5.	Sales

A.	Sales performance

(Unit: In billions of Won)

Business area	Sales types	Items (Market)		2019	2018	2017
	Products	Display panel	Overseas(1)	22,180	22,722	25,763
			Korea(1)	1,255	1,572	1,982
			Total	23,435	24,294	27,745
	Royalty	LCD, OLED technology patent	Overseas(1)	14	18	20
			Korea(1)	0	0	0
			Total	14	18	20
Display	Others	Raw materials, components, etc.	Overseas(1)	17	8	11
			Korea(1)	10	17	14
			Total	26	25	25
			Overseas(1)	22,211	22,747	25,794
	Total		Korea(1)	1,265	1,590	1,996

			Total	23,476	24,337	27,790

(1)	Based on ship-to-party.
(2)	Sales for 2017 were recorded based on previously applicable accounting standards, including K-IFRS 1018, “Revenue.”

B.	Sales organization and sales route

•	As of December 31, 2019, each of our television, IT, mobile and OLED businesses had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

•	Sales of our products take place through one of the following two routes:

1)	LG Display Headquarters and overseas manufacturing subsidiaries g Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. g System integrators and end-brand customers g End users

2)	LG Display Headquarters and overseas manufacturing subsidiaries g System integrators and end-brand customers g End users

•	Sales performance by sales route

Sales performance	Sales route	Ratio
Overseas	Overseas subsidiaries	94.3%
	Headquarters	5.7%
Overseas sales portion (overseas sales / total sales)		94.6%
Korea	Overseas subsidiaries	3.4%
	Headquarters	96.6%
Korea sales portion (Korea sales / total sales)		5.4%

C.	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand of LCD panels.

D.	Sales strategy

•	As part of our sales strategy, we have secured stable sales to major personal computer manufacturers and leading consumer electronics manufacturers globally.

•

With respect to television products, we have led the premium television market with our OLED TVs and strengthened the differentiation of our OLED products through unique designs and integration of additional technologies (wallpaper, cinematic sound, rollable, etc.). We also strengthened sales of high-resolution, IPS, narrow bezel and other high-end display panels in the monitor, notebook computer and tablet markets.

•

With respect to smartphones, commercial products (including interactive whiteboards and video wall displays, among others), industrial products (including aviation and medical equipment, among others) and automobile display products, we have continued to build a strong and diversified business portfolio by expanding our business with customers with a global reach on the strength of our differentiated products applying IPS, plastic OLED, high-resolution, high-reliability, Super Narrow bezel, in-TOUCH and other technologies.

E.	Major customers

•

Customers “A” and “B” each accounted for more than 10% of our sales revenue in 2018 and 2019, and our sales revenue derived from our top ten customers comprised 77% of our total sales revenue in 2018 and 80% in 2019.

6.	Purchase Orders

•	We do not have purchase order contracts that recognize unbilled revenue by implementing the cost-based method.

7.	Market Risks and Risk Management

A.	Market risks

The display industry continues to experience continued declines in the average selling prices of TFT-LCD and OLED panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The display industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel manufacturers in Korea, Taiwan, China and Japan coupled with changes in the production mix of such manufacturers.

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, timely investments, adaptable production capabilities, utilization of differentiated technologies in product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to compete successfully with our competitors on these fronts and, as a result, we may be unable to sustain our current market position.

Our results of operations are subject to exchange rate fluctuations. To the extent that we incur costs in one currency and generate sales in a different currency, our profit margins may be affected by changes in the exchange rates between the two currencies. Our sales of display panels are denominated mainly in U.S. dollars, whereas our foreign currency denominated purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Seeking to achieve stable management, we take every precaution in our foreign currency risk management to minimize the risk of foreign currency fluctuations on our foreign currency denominated assets and liabilities.

B.	Risk management

As the average selling prices of TFT-LCD and OLED panels can continue to decline over time irrespective of industry-wide cyclical fluctuations, we may find it hard to manage risks associated with certain factors that are outside our control. However, we counteract such declines in average selling prices by increasing the proportion of high value added panels in our product mix while also implementing various cost reduction measures. In addition, in order to manage our risk against foreign currency fluctuations, we eliminate such risk by matching foreign currency inflow and outflow by currency. We also continually monitor our currency position and risk, and when needed, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts.

8.	Derivative Contracts

A.	Currency risks

•

We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Chinese Yuan and the Japanese Yen.

•

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won, the U.S. dollar and the Chinese Yuan.

•

In respect of other monetary assets and liabilities denominated in foreign currencies, we have adopted a policy to maintain our net exposure within an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances.

•

In 2019, in order to avoid risks of interest rate fluctuations and exchange rate fluctuations on foreign currency denominated borrowings with floating interest rates, we entered into an aggregate of $2,085 million in Won/US dollar cross currency swap agreements with Standard Chartered Bank and others, for which we have not applied hedge accounting.

•

Any rights or obligations arising from derivative contracts that do not apply hedge accounting are measured at fair value and are accounted for as assets and liabilities, whereas any resulting valuation gain or loss is recognized as profit or loss at the time such valuation gain or loss is incurred.

We recognized a net gain on valuation of derivative instruments in the amount of ~~W~~41,782 million with respect to our foreign exchange derivative instruments held during the reporting period.

B.	Interest rate risks

•

Our exposure to interest rate risks relates primarily to our floating rate long term loan obligations. We have established and are managing interest rate risk policies to minimize uncertainty and costs associated with interest rate fluctuations by monitoring cyclical interest rate fluctuations and enacting countermeasures.

9.	Major Contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing agreement	Semiconductor Energy Laboratory	October 2005 ~	Patent licensing of LCD and OLED related technology
	Hewlett-Packard	January 2011 ~	Patent licensing of semi-conductor device technology
	Ignis Innovation, Inc.	July 2016 ~	Patent licensing of OLED related technology
Technology licensing/supply agreement	HannStar Display Corporation	December 2013 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011~	Patent cross-licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross-licensing of LCD technology
	Universal Display Corporation	January 2015 ~ December 2022	Patent cross-licensing of OLED related technology

10.	Research & Development

A.	Summary of R&D-related expenditures

(Unit: In millions of Won, except percentages)

Items(1)		2019	2018(3)	2017(3)
Material Cost		388,444	496,789	605,983
Labor Cost		618,187	630,695	611,450
Depreciation Expense		523,631	351,936	221,171
Others		246,027	277,699	233,266

Total R&D-Related Expenditures		1,776,289	1,757,119	1,671,870

	Selling & Administrative Expenses	924,020	918,512	917,645
Accounting Treatment(2)	Manufacturing Cost	414,324	465,772	418,018
	Development Cost (Intangible Assets)	437,945	372,835	336,207
R&D-Related Expenditures / Revenue Ratio (Total R&D-Related Expenditures ÷ Revenue for the period × 100)		7.6%	7.2%	6.0%

(1)	Calculated based on the total R&D-related expenditures before subtracting government subsidies (state subsidies).
(2)

For accounting treatment purposes, selling & administrative expenses are presented as research and development expenses in our statements of comprehensive income, net of amortization of capitalized intangible asset development costs.

(3)	The figures for 2017 and 2018 have been restated due to changes in our method of recognizing R&D-related expenditures whereas the figures for 2019 was prepared in accordance with such modified method.

B.	R&D achievements

Achievements in 2017

(1)	Developed 5.7-inch QHD+ full vision display (LG Electronics)

•	Developed a full vision display smartphone product (G6) through strategic collaboration with other LG Group companies

•	Applied first 18:9 screen aspect ratio with 4-corner round display

(2)	Developed mobile LTPS 30Hz product (SH 5.1-inch FHD)

•	Secured 30Hz low-frequency drive technology based on LTPS TFT-LCD

•	Reduced logic power consumption through 30Hz low-frequency drive (reduced from 96mW to 69mW on 5.1-inch FHD)

(3)	Developed and released the world’s first Crystal Sound OLED, or CSO, television product

•	Released product with a new platform concept through development of OLED panel product with integrated speakers

•	Delivered OLED television product that achieves differentiated value not only in picture quality and design, but also sound quality

(4)	Developed notebook oxide product (13.9-inch, Ultra HD)

•	Achieved high definition/narrow bezel product through application of oxide BCE GIP technology

•	Delivered low power consumption product through application of low refresh rate, or LRR, technology

(5)	Developed medical monitor product for surgical endoscope (27.0-inch, Ultra HD)

•	Newly entered the medical devices market through development and production of medical monitor product for surgical endoscope

•	Achieved high definition (3,840 x 2,160), high luminance (800 nit) and high contrast ratio (1,300:1)

•	Implemented coverglass direct bonding applying our own manufacturing processes (M6 line)

(6)	Developed the world’s first four-side borderless monitor with a resolution of 8K4K (31.5-inch 8K4K oxide)

•	Pioneered Ultra HD Premium MNT market through development of the world’s first four-side borderless monitor with a resolution of 8K4K

•	Delivered Ultra HD based on oxide GIP (280 PPI with a resolution of 7680x4320)

•	Delivered wide color gamut (Adobe RGB 100%/DCI 98%), four-side borderless

(7)	Developed the world’s largest automotive Center Information Display (“CID”) product (15.4-inch Widescreen Ultra Extended Graphics Array (“WUXGA”))

•	Developed the world’s largest auto component display in the automotive industry

•	Guaranteed the first 1000hr reliability in the automotive industry

(8)	Developed the world’s first 88-inch Ultra Stretch display product

•	Strengthened competitiveness through application of smart (digital) stepper

(9)	Developed products utilizing U-IPS (75-inch/65-inch/55-inch/49-inch, Ultra HD)

•	Utilized U-IPS technology to strengthen product competitiveness by improving panel transmittance rate and reflectivity

(10)	Developed the world’s first 65-inch UHD OLED television product utilizing GIP

•	Strengthened product competitiveness through application of the world’s first oxide based UHD GIP technology

Achievements in 2018

(1)	Developed the world’s first glass-integrated LCD television product (Art Glass Series)

•	Achieved LCD modular appearance and simplicity in design by using glass material throughout product (including the panel, light guide plate and back cover)

•	Strengthened competitiveness of frameless design by decreasing bezel size from 7.8mm to 5.9mm

(2)	Developed our first 5.8-inch Ultra HD Mobile 4K product

•	Developed our first Ultra HD mobile product

•	Achieved high luminance, low power consumption and HD resolution by applying Ultra HD RGBW (M+) pixel structure

(3)	Developed the world’s first 5.8-inch mobile FHD product applying M+

•	Our first product applying camera notch concept technology

(4)	Developed the world’s first four-side borderless curved monitor with 1900R curvature radius

•	Our first product applying glass 0.25T (etching) bezel printing/reverse bonding process technology

•	Strengthened product competitiveness with our first shared design applying three-side/four-side borderless TFT Mask

•	Achieved high-speed driving at 144Hz, high color recall (DCI 98%) and HDR (peak luminance 550nit)

(5)	Developed the world’s first 34-inch large-screen monitor/high-resolution four-sided borderless HDR

•	Pioneered HD Premium 21:9 monitor market through development of the world’s first WUHD(5K2K), four-side borderless monitor

•	Delivered Ultra HD (DCI 98Z%, sRGB 135%) by applying Adv. KSF LED PKG technology

•	Achieved high luminance (HDR 600); typ. 450 nit, maximum 600nit

(6)	Developed LGD 6.01QHD+M+ Full Screen Display (LG Electronics)

•	Developed a full screen display concept smartphone product (G7) through strategic collaboration with other LG Group companies

•	Implemented a full screen display product concept through achievement of our first 19.5:9 screen aspect ratio and lower bezel of 2.7mm

(7)	Developed the world’s narrowest bezel videowall product (0.44mm bezel, 55-inch FHD)

•	Achieved product competitiveness by developing the world’s narrowest bezel (originally 0.9mm g 0.44mm, Even Bezel)

(8)	Developed the world’s first automotive glassless 3D cluster product

•	Developed FHD glassless barrier type 3D model (12.3 inches, 167 ppi level)

•	Achieved customers’ eye-tracking movement by applying a top moving barrier panel at the top of the panel

•	Improved adhesion accuracy of image panel and barrier panel by using OCA bonding technology

•	Improved barrier contrast ratio by applying a copper-based metal barrier panel

(9)	Developed the world’s first 6th generation a-Si Indirect DXD product (21.9-inch, 14 x 17 resolution, 14µm pixel pitches)

•	Entered the DXD market through development of the world’s first 6th generation a-Si Indirect DXD product

•	Set up infrastructure for DXD product development through the development of our first DXD product

(10)	Developed the world’s first 17-inch large-sized and lightweight notebook monitor

•	Developed large-sized (17-inch) product with a new screen aspect ratio (16:10)

•	Developed light-weight product (268g) through securing 17-inch+ Slim Design model technology

Achievements in 2019

(1)	Developed the world’s first ultra large-sized in-TOUCH product (50-inch UHD)

•	World’s first to apply in-TOUCH technology on ultra large-sized products (50-inch and larger)

•	World’s first to apply low temperature PAS to achieve in-TOUCH function

(2)	Developed the world’s first transparent WOLED product (55-inch FHD)

•	Developed WOLED-based Top Emission OLED device and process technology

(3)	Developed the world’s first OLED 8K product (88-inch 8K)

•	Developed gearing technology that secures and compensates aperture ratio for high resolution (8K) product implementation

(4)	Developed the world’s first gaming monitor product applying OLED (55” UHD)

•	Developed 55” UHD gaming monitor product using advantages of OLED (latency, gray to gray, color recall)

(5)	Developed the world’s first curved gaming monitor product applying AH-IPS COT (37.5” WQ+)

•	Developed and produced the world’s first monitor product applying AH-IPS COT

•	Pioneered gaming/curved premium monitor product market

(6)	Developed the world’s first monitor product applying Crystal Sound Display (“CSD”) (27.0” FHD)

•	Developed and produced the world’s first monitor product applying CSD

•	Developed large-sized, front-oriented stereo speaker through the application of exciter and piezo to the bottom cover of the liquid crystal module

(7)	Developed the world’s first automotive product applying plastic OLED (16.9” + 7.2” / 14.2”)

•	Developed and produced the world’s first 1CG multi-display product applying plastic OLED (16.9” + 7.2” / 14.2”)

11.	Intellectual Property

As of December 31, 2019, our cumulative patent portfolio (including patents that have already expired) included a total of 44,935 patents, consisting of 19,626 in Korea and 25,309 in other countries.

12.	Environmental and Safety Matters

We are subject to a variety of environmental laws and regulations, and we may be subject to fines or restrictions that could cause our operations to be interrupted. Our manufacturing processes generate worksite waste, including water and air pollutants, at various stages in the manufacturing process, and we are subject to relevant laws and regulations in each area of the environment, including with respect to the treatment of chemical by-products. We have installed various types of anti-pollution equipment, consistent with environmental standards, for the treatment of chemical waste and equipment for the recycling of treated waste water at our various facilities. However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environmental standards. Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. In addition, environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

In accordance with the Framework Act on Low Carbon, Green Growth, we implemented the greenhouse gas emission and energy consumption target system from 2012 to 2014. In 2015, we implemented the greenhouse gas trading system, under which we are responsible to meet our emission targets based on the emission credits allocated to us by the Ministry of Environment of the Korean government. As a result, we have been investing in additional equipment and there may be other costs associated with meeting reduction targets, which may have a negative effect on our profitability or production activities.

In connection with the greenhouse gas emission and energy reduction target system, we submitted a statement of our domestic emissions and energy usage for 2018 to the Korean government in March 2019 after it was certified by BSI Korea, a government-designated certification agency. The table below sets forth yearly levels of our greenhouse gases emissions and energy usage in the statement submitted to the Korean government:

(Unit: thousand tonnes of CO2 equivalent; Tetra Joules)

Category	2018	2017	2016
Greenhouse gases	6,696	6,314	6,092
Energy	64,296	63,451	60,423

As we were designated as a target company for the greenhouse gas emission trading system in 2015, we submit a plan for allocating and monitoring our greenhouse gas emissions to the government every year. In order to continually promote the reduction of greenhouse gas emissions, we have set a short-term goal to reduce the emission level from 2014 to 2022 by 16.8% and a medium- to long-term goal to reduce the emission level from 2014 to 2045 by 65.1%. To achieve this, we are continually investing in facility improvements and monitoring our emission levels.

We are making extensive investments to replace SF6 gas, which is the main component of greenhouse gases, with NF3 gas. In addition, as a short-term strategy, we are actively implementing measures in compliance with the emission trading system. In 2018, we reduced our carbon dioxide greenhouse gas emission levels by 1.28 million tons, which was 0.63 million tons more than our initial target of 0.65 million tons. As our medium- to long-term goal, we plan to develop low-carbon production technologies in order to eliminate greenhouse gas emission during our manufacturing process and to conserve energy.

The increase in greenhouse gas emission in 2018 is due to the inclusion of certain other greenhouse gas emissions (N2O used in deposition facilities and CO2 in cleaning facilities) during the second planning period (2018 to 2020) that were not included during the first planning period (2015 to 2017) in the overall amount of greenhouse gas emissions in accordance with guidelines issued by the Korean government.

Operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on-site inspections by the Ministry of Environment and local environmental protection authorities. We believe that we have adopted adequate anti-pollution measures and have minimized our impact on the environment by improving existing and developing new technologies for the effective maintenance of environmental protection standards consistent with local industry practice. In addition, we have continually monitored, and we believe that we are in compliance in all material respects with, the applicable environmental laws and regulations in Korea. Expenditures related to such compliance may be substantial. Such expenditures are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists to manage our water and air pollution, toxic materials and waste. In December 2013, to ensure safe water quality and reduce costs, we entered into a contract with a specialist company to operate our waste water treatment facilities. In stages beginning in November 1997, we have obtained environmental management system ISO 14001 certifications for our domestic panel and module production facilities and our overseas module production plants in Nanjing, Yantai, Guangzhou and Vietnam, and in December 2013, we have obtained energy management system ISO 50001 certifications for our domestic panel and module production plants and our overseas module production plants in Nanjing and Guangzhou.

In addition, in August 2014, GP1, our newest 8th generation panel fabrication facility located in Guangzhou, China, was the first electronics plant in China to receive the “Green Plant” designation under China’s Green China Policy, in addition to receiving ISO 14001, ISO 50001, OHSAS 18001, ISO 9001, PAS 2050 and ISO 14064-1 certifications. Furthermore, with respect to our production facilities in Gumi, we were first certified by the Ministry of Environment as a “Green Company” for P1 in 1997, and such certification has since been renewed on a timely basis, most recently in May 2018. In recognition of our efforts to reduce greenhouse gas emissions, we were awarded a commendation from the Minister of Environment in the efforts against climate change category in the 2013 Green Management Awards, which was jointly hosted by the Ministry of Environment and the Ministry of Trade, Industry and Energy. In addition, in recognition of our efforts to improve recycling and reduce waste, we received a citation in 2014 for being a leading recycling company from the Prime Minister of Korea and, in recognition of our continued water conservation activities (reuse system investments, etc.) and greenhouse gas emission reduction activities (process gas and energy reduction, etc.), we attained the highest level, Leadership A, and received the grand prize award at the CDP Water Korea Best Awards in 2016 from the Carbon Disclosure Project, which was presided over by the Carbon Disclosure Project Korea Committee. We also attained a Leadership A in the climate change information technology sector and received a carbon management honors award. Our continued efforts to reduce greenhouse gas emissions was recognized again in 2018 following 2017 by becoming the only domestic information technology company to attain the Leadership A level and again receiving carbon management honors by ranking in the top five among all eligible companies. In May 2017, we were awarded a commendation from the Minister of Environment for having scored the highest grade among companies in the low- and medium-volume pollutant emitters category that had entered into voluntary agreements with the Metropolitan Air Quality Management Office, in recognition of having successfully met our voluntary targets for reduction of air pollutants as well as our overall efforts to enhance our relevant facilities and operational systems. In addition, in recognition of efficient control, management and operating systems implemented in our manufacturing facilities, we received the top-level certification, Level 1, in 2017 under the Factory Energy Management System evaluation presided by the Korea Energy Agency. Furthermore, in November 2017, we received the highest commendation, the Presidential Award, in the Korean Energy Efficiency Awards presided by the Ministry of Trade, Industry and Energy in recognition of our energy management practices and energy saving measures. In May 2018, we received the CEM Insight Award, presented at the Clean Energy Ministerial Meetings, and also received certification for our energy business management (Energy Champion) presided by the Ministry of Trade, Industry and Energy and the Korea Energy Agency in November 2018.

In the case of the European Union’s Restriction of Hazardous Substances (RoHS) Directive 2011/65/EU, with the adoption of Directive (EU) 2015/863 in 2016, four additional substances (four phthalate substances) have been added to the six already restricted substances, which additional restrictions became effective as of July 22, 2019. In order to address the latent risk elements of the four phthalate substances scheduled to be restricted in 2019 and to establish a more stable management system, we implemented in 2016 a preemptive response process with respect to such four phthalate substances. In implementing this process, we collaborated with external agencies to ascertain regulatory trends and establish our response strategy, and we formulated and applied effective management measures through the collaborative efforts of our development, procurement and quality teams. Beryllium (Be) was not designated internationally as a mandatorily restricted substance but has continued to be the subject of discussion for restriction, and certain of our customers have designated it as a restricted substance not to be used in products. Accordingly, we have completed verification of the parts used in products for customers who have banned the use of Beryllium. We have also conducted verification of the parts used in products for all customers who are expected to implement a ban and we have established a Beryllium verification process for parts in development. Through such efforts, we have established a voluntary hazardous substance response process that can be expanded to products for all customers, not only those who have requested a response.

In October 2005, we became the first display panel company to receive accreditation as an International Accredited Testing Laboratory by the Korea Laboratory Accreditation Scheme, which is operated by the Korean Ministry of Trade, Industry & Energy. In September 2006, we received international accreditation from TUV SUD, EU’s German accreditation agency, as a RoHS testing laboratory. Our efforts to keep pace with the increasingly stringent accreditation standards and to receive and maintain such accreditations are part of our on-going efforts to systematically monitor environmentally controlled substances in our component parts inventory. Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen-free combustion ion chromatography method in as IEC 62321-3-2, which was published in June 2013. In 2017, in a joint effort with the global product testing/accreditation agency SGS, we became the first display panel company to develop Eco Label, an environmentally friendly accreditation program for television display modules, and received the SGS Eco Label accreditation for our OLED and LCD television models in 2017 and 2018. For the IPS Nano Color for LCD, we received the Quality & Performance Mark from Intertek, a global product testing/accreditation agency, by applying a technology to eliminate cadmium (Cd) and indium phosphide (InP). In 2018, we became the first display panel company to receive the “Green Technology Certification” from the Korean Ministry of Science and ICT for improving the light efficiency technology of OLED to promote energy use reduction.

In June 2017, we were assessed a fine of ~~W~~1 million, which we subsequently paid, for failure to meet certain waste disposal subcontractor requirements under the Waste Management Act. To prevent such violations from occurring again, we are strengthening the periodic evaluation process for our waste management subcontractors.

In June 2017, we were audited by the Ministry of Employment and Labor in connection with the occurrence of a safety accident and found to be in violation of certain provisions of the Industrial Safety and Health Act relating to supervisory obligations. As a result, we were issued a corrective order and assessed a fine of ~~W~~2.4 million. In addition, the trial court ordered a fine of ~~W~~0.5 million on each of us and our chief production officer on the basis of certain other applicable provisions of the Industrial Safety and Health Act. In relation to the same matter, in May 2018, the Prosecutor’s Office sought a fine of ~~W~~3.0 million on each of us and our chief production officer on the basis of certain other applicable provisions of the Industrial Safety and Health Act. The trial court (Goyang Branch of Uijeongbu District Court) issued a summary order confirming the same fine of ~~W~~3.0 million on November 22, 2018. We and our chief production officer appealed the trial court’s decision, and the case is currently pending appeal at the Uijeongbu District Court. In order to prevent such accidents from occurring again, we are strengthening our safety management standards and training for our employees.

In January 2018, we were audited by the Ministry of Employment and Labor in connection with the occurrence of another safety accident and found to be in violation of certain provisions of the Industrial Safety and Health Act relating to supervisory obligations. As a result, we were issued a corrective order and assessed a fine of ~~W~~14.4 million. In relation to this matter, in January 2019, the trial court (Goyang Branch of Uijeongbu District Court) assessed a fine of ~~W~~1 million as a summary order on each of us and our chief production officer pursuant to certain other provisions of the Industrial Safety and Health Act. In addition, in January 2019, the trial court sought a fine of ~~W~~4 million and ~~W~~2 million on us and the employee in charge of on-site safety management, respectively, on the basis of certain other provisions of the Industrial Safety and Health Act. Relevant authorities are currently conducting further investigations. In order to prevent such accidents from occurring again, we are strengthening our safety management standards and training for our employees.

Also in January 2018, the government of Gyeong-gi Province issued a warning and assessed a fine of ~~W~~1 million on us, which we subsequently paid, for the failure to comply with certain requirements relating to air pollutant emission and prevention facilities under the Air Quality Management Act. To prevent such violations from occurring again, we have shortened the air pollutant emission maintenance reporting period and strengthened the verification process for relevant data.

In February 2018, we were assessed a fine of ~~W~~0.04 million by Paju City for stopping a vehicle in front of a day care center in violation of certain provisions of the Road Traffic Law. We have since paid the fine and are in the process of strengthening our parking guidance procedures to prevent such recurrence.

In March 2018, we were audited by the Ministry of Employment and Labor in connection with our health and safety training practices, and we were found to have omitted requisite health and safety training sessions for certain employees in our P9 facilities in 2016 and 2017. As a result, we were assessed a fine of ~~W~~6.95 million, which we subsequently paid, and have strengthened our efforts to promote health and safety training programs in advance as well as our management and supervision activities to ensure such programs are conducted.

In April 2018, we were assessed a fine of ~~W~~0.24 million by Yeongdeungpo-gu Office for our failure to keep one of our rescue vehicles current with its statutory inspection requirements, which we subsequently paid. In order to prevent recurrence, we are continually monitoring the compliance of inspection requirements for our vehicles.

In June 2019, the government of Gyeong-gi Province reviewed the operational history and the number of self-measurements of our emission outlets and confirmed that there were certain deficiencies in self-measurements for our reserve facilities. As a result, we were assessed a fine of ~~W~~1.6 million by the government of Gyeong-gi Province, which we subsequently paid, for the violation of Article 39 of the Air Quality Management Act. To prevent the recurrence, we have established a monthly self-measurement plan for our reserve facilities.

13.	Financial Information

A.	Financial highlights (Based on consolidated K-IFRS). Figures for 2017 are based on previously applicable accounting standards of K-IFRS 1018, “Revenue” and K-IFRS 1039, “Financial Instruments.”

(Unit: In millions of Won)

Description	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
Current assets	10,248,315	8,800,127	10,473,703
Quick assets	8,197,160	6,108,924	8,123,619
Inventories	2,051,155	2,691,203	2,350,084
Non-current assets	25,326,248	24,375,583	18,685,984
Investments in equity accounted investees	109,611	113,989	122,507
Property, plant and equipment, net	22,087,645	21,600,130	16,201,960
Intangible assets	873,448	987,642	912,821
Other non-current assets	2,255,544	1,673,822	1,448,696
Total assets	35,574,563	33,175,710	29,159,687
Current liabilities	10,984,976	9,954,483	8,978,682
Non-current liabilities	12,101,306	8,334,981	5,199,495
Total liabilities	23,086,282	18,289,464	14,178,177
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	7,503,312	10,239,965	10,621,571
Other equity	(203,021)	(300,968)	(288,280)
Non-controlling interest	1,147,798	907,057	608,027
Total equity	12,488,281	14,886,246	14,981,510

(Unit: In millions of Won, except for per share data and number of consolidated entities)

Description	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
Revenue	23,475,567	24,336,571	27,790,216
Operating profit (loss)	(1,359,382)	92,891	2,461,618
Operating profit (loss) from continuing operations	(2,872,078)	(179,443)	1,937,052
Profit (loss) for the period	(2,872,078)	(179,443)	1,937,052
Profit (loss) attributable to:
Owners of the Company	(2,829,705)	(207,239)	1,802,756
Non-controlling interest	(42,373)	27,796	134,296
Basic earnings (loss) per share	(7,908)	(579)	5,038
Diluted earnings (loss) per share	(7,908)	(579)	5,038
Number of consolidated entities	22	22	20

B.	Financial highlights (Based on separate K-IFRS). Figures for 2017 are based on previously applicable accounting standards of K-IFRS 1018, “Revenue” and K-IFRS 1039, “Financial Instruments.”

(Unit: In millions of Won)

Description	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
Current assets	7,081,228	6,378,339	8,381,074
Quick assets	5,554,929	4,427,184	6,698,829
Inventories	1,526,299	1,951,155	1,682,245
Non-current assets	20,301,452	20,683,767	17,028,341
Investments	4,958,308	3,602,214	2,683,941
Property, plant and equipment, net	12,764,175	14,984,564	12,487,001
Intangible assets	708,047	816,808	731,373
Other non-current assets	1,870,922	1,280,181	1,126,026
Total assets	27,382,680	27,062,106	25,409,415
Current liabilities	9,140,483	7,416,630	7,394,605
Non-current liabilities	7,576,104	6,432,895	4,185,551
Total liabilities	16,716,587	13,849,525	11,580,156
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	6,625,901	9,172,389	9,789,067
Other equity	0	0	0
Total equity	10,666,093	13,212,581	13,829,259

(Unit: In millions of Won, except for per share data)

Description	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
Revenue	21,658,329	22,371,687	25,591,082
Operating profit (loss)	(1,784,245)	(472,995)	1,536,730
Operating profit (loss) from continuing operations	(2,639,893)	(442,291)	1,779,721
Profit (loss) for the period	(2,639,893)	(442,291)	1,779,721
Basic earnings (loss) per share	(7,378)	(1,236)	4,974
Diluted earnings (loss) per share	(7,378)	(1,236)	4,974

C.	Consolidated subsidiaries (as of December 31, 2019)

Company Interest	Primary Business	Location	Equity
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Poland Sp. zo.o. (1)	Manufacturing	Poland	100%
LG Display Guangzhou Co., Ltd.	Manufacturing	China	100%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Fujian) Limited	Manufacturing and sales	China	51%
LG Display Yantai Co., Ltd.	Manufacturing	China	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	70%
Nanumnuri Co., Ltd.	Workplace services	Korea	100%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	100%
LG Display Vietnam Haiphong Co., Ltd. (2)	Manufacturing	Vietnam	100%
Suzhou Lehui Display Co., Ltd.	Manufacturing and sales	China	100%
LG Display Fund I LLC (3)	Investing in new emerging companies	U.S.A	100%
LG Display High-Tech (China) Co., Ltd. (4)	Manufacturing and sales	China	75%
MMT (Money Market Trust)	Money market trust	Korea	100%

D.	Status of equity investments (as of December 31, 2019)

(1)	Consolidated subsidiaries

Company	Investment Amount (in millions)		Initial Equity Investment Date	Equity Interest
LG Display America, Inc.	US$	411	September 24, 1999	100%
LG Display Germany GmbH	EUR	1	November 5, 1999	100%
LG Display Japan Co., Ltd.		¥95	October 12, 1999	100%
LG Display Taiwan Co., Ltd.	NT$	116	May 19, 2000	100%
LG Display Nanjing Co., Ltd.	CNY	3,020	July 15, 2002	100%
LG Display Shanghai Co., Ltd.	CNY	4	January 16, 2003	100%
LG Display Poland Sp. zo.o. (1)	PLN	511	September 6, 2005	100%
LG Display Guangzhou Co., Ltd.	CNY	1,655	August 7, 2006	100%
LG Display Shenzhen Co., Ltd.	CNY	4	August 28, 2007	100%
LG Display Singapore Pte. Ltd.	US$	1.1	January 12, 2009	100%
L&T Display Technology (Fujian) Limited	CNY	116	January 5, 2010	51%
LG Display Yantai Co., Ltd.	CNY	1,008	April 19, 2010	100%
Nanumnuri Co., Ltd.	~~W~~	800	March 19, 2012	100%
LG Display (China) Co., Ltd.	CNY	8,232	December 27, 2012	70%
Unified Innovative Technology, LLC	US$	9	March 21, 2014	100%
LG Display Guangzhou Trading Co., Ltd.	CNY	1.2	May 27, 2015	100%
Global OLED Technology LLC	US$	138	May 7, 2015	100%
LG Display Vietnam Haiphong Co., Ltd. (2)	US$	600	May 13, 2016	100%
Suzhou Lehui Display Co., Ltd.	CNY	637	July 1, 2016	100%
LG Display Fund I LLC (3)	US$	6	May 1, 2018	100%
LG Display High-Tech (China) Co., Ltd. (4)	CNY	14,570	July 11, 2018	75%
MMT (Money Market Trust)	~~W~~	34,700	March 31, 2017	100%

Changes since December 31, 2018:

(1)	LG Display Poland Sp. zo.o. began a liquidation process as of July 1, 2019.
(2)	During the reporting period, we invested an additional ~~W~~342,680 million in LG Display Vietnam Haiphong Co., Ltd.
(3)	During the reporting period, we invested an additional ~~W~~4,073 million in LG DISPLAY FUND I LLC.
(4)

During the reporting period, we invested an additional ~~W~~1,045,393 million in LG Display High-Tech (China) Co., Ltd. As of the end of the reporting period, LG Display Guangzhou Co., Ltd.’s invested capital in LG Display High-Tech (China) Co., Ltd. was ~~W~~32,329 million, and the non-controlling shareholders’ invested capital in LG Display High-Tech (China) Co., Ltd. was ~~W~~276,396 million. Due to such additional investment, our interest in LG Display High-Tech (China) Co., Ltd. has increased from 69% in 2018 to 75% in 2019.

Additionally, for the years ended December 31, 2018 and 2019, the amount of dividends attributable to the parent company from the aggregate dividends distributed by our consolidated subsidiaries was ~~W~~90,281 million and ~~W~~11,120 million, respectively.

(2)	Affiliated companies

Company	Carrying Amount (in millions)		Date of Incorporation	Equity Interest
Paju Electric Glass Co., Ltd.	~~W~~	50,697	January 2005	40%
Invenia Co., Ltd. (1)		—	January 2001	—
Wooree E&L Co., Ltd. (2)	~~W~~	7,310	June 2008	14%
YAS Co., Ltd.	~~W~~	19,424	April 2002	15%
Avatec Co., Ltd. (3)	~~W~~	19,929	August 2000	14%
Arctic Sentinel, Inc.		—	June 2008	10%
Cynora GmbH (4)	~~W~~	4,714	March 2003	12%
Material Science Co., Ltd. (5)	~~W~~	2,354	January 2014	10%
Nanosys Inc. (6)	~~W~~	5,183	July 2001	4%

Changes since December 31, 2018:

(1)	In 2019, we sold all of the 3,000,000 shares of Invenia Co., Ltd. we previously held, and recognized a disposal gain of ~~W~~4,324 million, which has been reflected as finance income.
(2)

In 2019, we recognized a reversal of impairment loss of ~~W~~1,535 million as finance income with respect to the difference between the carrying amount and the recoverable amount of our investment in Wooree E&L Co., Ltd.

(3)

In 2019, we sold 650,000 shares of Avatec Co., Ltd. we previously held, and our interest in Avatec Co., Ltd. following such sale is 14% as of December 31, 2019. As a result of such sale, we recognized a disposal gain of ~~W~~207 million, which has been reflected as finance income.

(4)

In 2019, we recognized an impairment loss of ~~W~~3,954 million as finance cost with respect to the difference between the carrying amount and the recoverable amount of our investment in Cynora GmbH. We did not participate in Cynora GmbH’s paid-in capital increase during the reporting period, and as a result, our equity interest decreased from 14% as of December 31, 2018 to 12% as of December 31, 2019.

(5)

In 2019, we recognized an impairment loss of ~~W~~736 million as finance cost with respect to the difference between the carrying amount and the recoverable amount of our investment in Material Science Co., Ltd.

(6)

In 2019, we recognized a reversal of impairment loss of ~~W~~209 million as finance income with respect to the difference between the carrying amount and the recoverable amount of our investment in Nanosys Inc.

As of December 31, 2019, the market values of Woori E&L Co., Ltd., YAS Co., Ltd. and Avatec Co., Ltd., each of which is listed in the KOSDAQ market of the Korea Exchange, were ~~W~~7,310 million, ~~W~~39,300 million and ~~W~~15,380 million, respectively.

Additionally, for the years ended December 31, 2018 and 2019, the aggregate amount of dividends we received from our affiliated companies was ~~W~~5,272 million and ~~W~~7,502 million, respectively.

14.	Audit Information

A.	Audit service

(Unit: In millions of Won, hours)

Description	2019	2018	2017
Auditor	KPMG Samjong	KPMG Samjong	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation(1)	1,280 (500)(2)	1,170 (450)(2)	1,040 (450)(2)
Time required	21,194	17,269	17,909

(1)	Compensation amount is the contracted amount for the full fiscal year.
(2)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.

B.	Non-audit service

(Unit: In millions of Won, hours)

Period	Date of contract	Description of service	Period of service	Compensation
2019	July 23, 2019	Issuance of comfort letters	July 23, 2019 ~ August 31, 2019	120
2018	September 11, 2018	Green bond verification	September 11, 2018 ~ October 9, 2018	45

15.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

A.	Risk relating to forward-looking statements

This annual report contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties. These forward-looking statements reflect our current views as of the date of this report with respect to future events and are not a guarantee of future performance or results. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors beyond our control. We have no obligation to update or correct the forward-looking statements contained in these materials subsequent to the date hereof. All forward-looking statements attributable to us in this report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

B.	Overview

In 2019, the display industry continued to experience a decline in panel prices caused by increased competition. We responded to such decline by optimizing our LCD business, including through the discontinuation of production at certain of our less competitive LCD fabrication facilities, and the acceleration of the transition of our business focus to OLED. However, certain delays in our OLED panel production and a continued decline in LCD panel prices led to a decrease in our revenue and our recording of a net loss in 2019 compared to net profit in 2018.

With respect to each of our business areas:

•

Television. While we were able to increase our revenue for OLED television panels through differentiated products and an expansion of our customer base, our overall revenue in the television business decreased as we discontinued the production of our large LCD fabrication facilities in Korea in the process of optimizing our less competitive LCD products.

•

IT. We focused on supplying high value-added products centered on larger-sized products leveraging the strengths of our oxide-TFT and IPS technologies and differentiated products such as those featuring lightweight and high definition,.

•	Mobile. We laid the foundation for the stabilization of our production by securing the technology necessary for mass production of plastic OLED products for smartphones.

C.	Financial condition and results of operations

(1)	Changes in Political, Economic, Social, Competitive and Regulatory Environment

Our industry is subject to cyclical fluctuations, including recurring periods of capacity increases, that may adversely affect our results of operations.

Display panel manufacturers are vulnerable to cyclical market conditions. Intense competition and expectations of growth in demand across the industry may cause display panel manufacturers to make additional investments in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities. During such surges in capacity growth, as evidenced by past experiences, customers can exert strong downward pricing pressure, resulting in sharp declines in average selling prices and significant fluctuations in the panel manufacturers’ gross margins. Conversely, demand surges and fluctuations in the supply chain can lead to price increases.

We address overcapacity issues by, in the short-term, adjusting the utilization rates of our existing fabrication facilities based on our assessment of industry inventory levels and demand for our products and, in the mid- to long-term, by fine-tuning our investment strategies relating to product development and capacity growth in light of our assessment of future market conditions.

From time to time, we have been affected by overcapacity in the industry relative to the general demand for display panels which, together with uncertainties in the current global economic environment, has contributed to a general decline in the average selling prices of a number of our display panel products. Our average revenue per square meter of net display area decreased by 13.6% from ~~W~~667,726 in 2017 to ~~W~~576,817 in 2018, which was largely driven by an increase in the supply capacity of global TFT-LCD panel manufacturers that applied downward pricing pressure, but increased by 5.9% to ~~W~~610,716 in 2019, which primarily reflected our ongoing efforts to increase in our product mix the proportion of OLED panels, which generally have higher selling prices than TFT-LCD panels.

While we believe that overcapacity and other cyclical issues in the industry are best addressed by increasing the proportion of high margin, differentiated specialty products based on newer technologies in our product mix that are tailored to our customers’ evolving needs, we cannot provide any assurance that an increase in demand, which helped to mitigate the impact of industry-wide overcapacity in the past, can occur or be sustained in future periods. We will therefore continue to closely monitor the overcapacity issues in the industry and respond accordingly. However, construction of new fabrication facilities and other capacity expansion projects in the display panel industry are undertaken with a multiple-year time horizon based on expectations of future market trends. Therefore, even if overcapacity issues persist in the industry, there may be continued capacity expansion in the near future due to pre-committed capacity expansion projects in the industry that were undertaken in past years. Any significant industry-wide capacity increases that are not accompanied by a sufficient increase in demand could further drive down the average selling price of our panels, which would negatively affect our gross margin. Any decline in prices may be further compounded by a seasonal weakening in demand growth for end products such as personal computer products, consumer electronics products and mobile and other application products. Furthermore, once the differentiated products that had a positive impact on our performance mature in their technology cycle, if we are not able to develop and commercialize newer products to offset the price erosion of such maturing products in a timely manner, our ability to counter the impact of cyclical market conditions on our gross margins would be further limited. We cannot provide assurance that any future downturns resulting from any large increases in capacity or other factors affecting the industry would not have a material adverse effect on our business, financial condition and results of operations.

A global economic downturn may result in reduced demand for our products and adversely affect our profitability.

In recent years, difficulties affecting the global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the global economy have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. Global economic downturns in the past have adversely affected demand for consumer products manufactured by our customers in Korea and overseas, including televisions, notebook computers, desktop monitors, tablet computers and mobile and other application products utilizing display panels, which in turn led them to reduce or plan reductions of their production.

The overall prospects for the global economy remain uncertain, especially in light of the ongoing COVID-19 pandemic in China, Korea and other countries. We cannot provide any assurance that demand for our products can be sustained at current levels in future periods or that the demand for our products will not decrease again in the future due to such economic downturns which may adversely affect our profitability. We may decide to adjust our production levels in the future subject to market demand for our products, the production outlook of the global display panel industry, in particular, the display panel industry, any significant disruptions in our supply chain and global economic conditions in general. Any decline in demand for display panel products may adversely affect our business, results of operations and/or financial condition.

Earthquakes, tsunamis, floods, infectious diseases and other natural calamities could materially adversely affect our business, results of operations or financial condition.

As our main production facilities are concentrated in China, Korea and Vietnam and we are heavily dependent on certain countries including Korea, Japan and the United States for our major equipment, components and raw materials, any natural calamity that escalate in such regions may have an impact on our production. For such reasons, we experienced temporarily closures of certain of our manufacturing facilities located in those areas affected by the current outbreak of COVID-19 in order to disinfect such facilities, protect the safety of our employees and prevent the infection from further spreading to the local communities. As our supply chain is generally concentrated in Northeast Asia, there may be delays in the supply of raw materials, components and manufacturing equipment as well as disruptions in our production levels due to unforeseen natural calamities that may recur in the future.

In particular, an outbreak of infectious diseases, such as COVID-19, which has had an effect on the global economic activities, may affect our operations. The global economy may be adversely affected by a variety of infectious diseases that spreads worldwide, which may impact the market demand for finished products that utilize display panels. As a result, any changes in inventory management or purchase adjustment or other changes in the operational strategies of our end-brand customers, may affect our business performance.

Our industry continues to experience steady declines in the average selling prices of display panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The average selling prices of display panels have declined in general and are expected to continually decline with time irrespective of industry-wide cyclical fluctuations as a result of, among other factors, technological advancements and cost reductions. Although we may be able to take advantage of the higher selling prices typically associated with new products and technologies when they are first introduced in the market, such prices decline over time, and in certain cases, very rapidly, as a result of market competition or otherwise. If we are unable to effectively anticipate and counter the price erosion that accompanies our products, or if the average selling prices of our display panels decrease faster than the speed at which we are able to reduce our manufacturing costs, our gross margin would decrease and our results of operations and financial condition may be materially and adversely affected.

We operate in a highly competitive environment and we may not be able to sustain our current market position.

The display panel industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional capacity from panel makers in Korea, Taiwan, China and Japan.

Some of our competitors may currently, or at some point in the future, have greater financial, sales and marketing, manufacturing, research and development or technological resources than we do. In addition, our competitors may be able to manufacture panels on a larger scale or with greater cost efficiencies than we do and we anticipate increases in production capacity in the future by other display panel manufacturers using similar display panel technologies as us. Any price erosion resulting from strong global competition or additional industry capacity may materially adversely affect our financial condition and results of operations.

In addition, consolidation within the industry in which we operate may result in increased competition as the entities emerging from such consolidation may have greater financial, manufacturing, research and development and other resources than we do, especially if such mergers or consolidations result in vertical integration and operational efficiencies, which may have a material adverse effect on our financial condition and results of operations.

Our ability to compete successfully also depends on factors both within and outside our control, including product pricing, performance and reliability, our relationship with customers, successful and timely investment and product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to maintain a competitive advantage with respect to all these factors and, as a result, we may be unable to sustain our current market position.

Our operating results fluctuate from period to period, so you should not rely on period-to-period comparisons to predict our future performance.

Our industry is affected by market conditions that are often outside the control of manufacturers. Our results of operations may fluctuate significantly from period to period due to a number of factors, including seasonal variations in consumer demand, capacity ramp-up by competitors, industry-wide technological changes, the loss of a key customer and the postponement, rescheduling or cancellation of large orders by a key customer, any of which may or may not reflect a continued trend from one period to the next. As a result of these factors and other risks discussed in this section, you should not rely on period-to-period comparisons to predict our future performance.

Our financial condition may be adversely affected if we cannot introduce new products to adapt to rapidly evolving customer needs on a timely basis.

Our success will depend greatly on our ability to respond quickly to rapidly evolving customer requirements and to develop and efficiently manufacture new and differentiated products in anticipation of future demand. A failure or delay on our part to develop and efficiently manufacture products of such quality and technical specifications that meet our customers’ evolving needs may adversely affect our business.

Close cooperation with our customers to gain insights into their product needs and to understand general trends in the end-product market is a key component of our strategy to produce successful products. In addition, when developing new products, we often work closely with equipment suppliers to design equipment that will make our production processes for such new products more efficient. If we are unable to work together with our customers and equipment suppliers, or to sufficiently understand their respective needs and capabilities or general market trends, we may not be able to introduce or efficiently manufacture new products in a timely manner, which may have a material adverse effect on our financial situation.

In addition, product differentiation, especially the ability to develop and market differentiated specialty products that command higher premiums in a timely manner, has become a key competitive strategy in the display panel market. This is in part due to trends in consumer electronics and other markets, such as televisions, tablet computers and mobile devices, where the growth in demand is led by end products employing newer technologies with specifications tailored to deliver enhanced performance, convenience and user experience in a cost-efficient and timely manner. Accordingly, we have focused our efforts on developing and marketing differentiated specialty products, such as OLED display panels for televisions and public displays including “Wallpaper” OLED panels, “Cinematic Sound OLED” sound integrated panels, rollable OLED display panels and transparent OLED display panels. We also strive to deliver differentiated values to meet our consumers’ demand for various display panels including (i) panels utilizing ultra-high definition, or Ultra HD, technology with oxide TFT backplanes, (ii) Advanced High-Performance In-Plane Switching, or AH-IPS, panels for tablet computers, mobile devices, notebook computers, desktop monitors, and (iii) plastic OLED display panels for smartphones, automotive products and wearable devices. We have also focused our efforts on cost reductions in the production process, in particular of panels with newer technologies, such as OLED, in order to improve or maintain our profit margins while offering competitive prices to our customers.

We have developed differentiated sales and marketing strategies to promote our panels for differentiated specialty products as part of our strategy to grow our operations to meet increasing demand for new applications in consumer electronics and other markets. However, we cannot provide assurance that the differentiated products we develop and market will be responsive to our end customers’ needs nor that our products will be successfully incorporated into end products or new applications that lead market growth in consumer electronics or other markets.

Problems with product quality, including defects, in our products could result in a decrease in customers and sales, unexpected expenses and loss of market share.

Our products are manufactured using advanced, and often new, technology and must meet stringent quality requirements. Products manufactured using advanced and new technology, such as our OLED technology, may contain undetected errors or defects, especially when first introduced. For example, our latest display panels may contain defects that are not detected until after they are shipped or installed because we cannot test for all possible scenarios. Such defects could cause us to incur significant re-designing costs, divert the attention of our technology personnel from product development efforts and significantly affect our customer relations and business reputation. In addition, future product failures could cause us to incur substantial expense to repair or replace defective products.

We recognize a provision for warranty obligations based on the estimated costs that we expect to incur under our basic limited warranty for our products, which covers defective products and is normally valid for a certain period from the date of purchase. The warranty provision is largely based on historical and anticipated rates of warranty claims, and therefore we cannot provide assurance that the provision would be sufficient to cover any surge in future warranty expenses that significantly exceed historical and anticipated rates of warranty claims. In addition, if we deliver products with errors or defects, or if there is a perception that our products contain errors or defects, our credibility and the market acceptance and sales of our products could be harmed. Widespread product failures may damage our market reputation and reduce our market share and cause our sales to decline.

If economic conditions in Korea deteriorate, our current business and future growth could be materially and adversely affected.

Developments that could have an adverse impact on Korea’s economy include:

•	declines in consumer confidence and a slowdown in consumer spending;

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy (such as the ongoing trade disputes with Japan);

•

adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, including as a result of deteriorating economic and trade relations between the United States and China and increased uncertainties resulting from the United Kingdom’s exit from the European Union;

•	the occurrence of severe health epidemics in Korea and other parts of the world, such as the ongoing COVID-19 pandemic;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, Euro or Japanese Yen exchange rates or revaluation of the Chinese Yuan, as well as the impact from the United Kingdom’s exit from the European Union on the value of Korean Won), interest rates, inflation rates or stock markets;

•	increased sovereign default risk in select countries and the resulting adverse effects on the global financial markets;

•

a deterioration in the financial condition or performance of small- and medium-sized enterprises and other companies in Korea due to the Korean government’s policies to increase minimum wages and limit working hours of employees;

•	investigations of large Korean business groups and their senior management for possible misconduct;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers in Korea;

•	the economic impact of any pending free trade agreements or changes in existing free trade agreements;

•	social and labor unrest;

•	decreases in the market prices of Korean real estate;

•

a decrease in tax revenue coupled with a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that would lead to an increased Korean government budget deficit;

•	financial problems or lack of progress in the restructuring of Korean business groups, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities or corporate governance issues at certain Korean companies;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	geo-political uncertainty and the risk of further attacks by terrorist groups around the world;

•	natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•	political uncertainty or increasing strife among or within political parties in Korea;

•

hostilities or political or social tensions involving oil producing countries in the Middle East (including a potential escalation of hostilities between the U.S. and Iran) and Northern Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

•	increased reliance on exports to service foreign currency debts, which could cause friction with Korea’s trading partners;

•

the continued growth of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of manufacturing bases from Korea to China);

•	political or social tensions involving Russia and any resulting adverse effects on the global supply of oil or the global financial markets; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

(1)	Results of operations

In 2019, the display industry continued to experience a decline in LCD panel prices caused by increased competition. We responded to such decline by optimizing our LCD business, including through the discontinuation of production at certain of our less competitive LCD fabrication facilities, and the acceleration of the transition of our business focus to OLED. However, certain delays in our OLED panel production and a continued decline in LCD panel prices led to a decrease in our revenue and our recording of a net loss in 2019 compared to net profit in 2018.

By business area:

•

Television. Our LCD television panel sales decreased by approximately 30% due to the discontinuation of our large LCD fabrication facilities production in Korea, while our revenue for OLED fabrication facilities increased by approximately 10% compared to the previous year due to increased productivity as well as our offering of differentiated products and an expansion of our customer base. As a result, the proportion of sales of our OLED television panels accounted for 34% within our overall television business, representing approximately a 10% increase compared to the previous year.

•

IT. We focused on supplying high value-added products centered on differentiated products with large-sized, lightweight and high definition features based on the strengths of our oxide TFT and IPS technologies. As a result, our revenue in this business area increased by approximately 10% compared to the previous year.

•

Mobile. We laid the foundation for the stabilization of our production by securing the technology necessary for mass production of plastic OLED products for smartphones. However, the cost incurred in the process of securing such mass production technology and the slowing demand in the high-end smartphone market contributed to a decline in our profitability for the year. Within our mobile business, our revenue in the automotive display sector increased by approximately 16% compared to the previous year, and we are expanding our automotive display business by supplying automotive plastic OLED products for the first time.

(Unit: In millions of Won)

Description	2019	2018	Changes
Revenue	23,475,567	24,336,571	(861,004)
Operating profit	(1,359,382)	92,891	(1,452,273)
Profit (loss) before income tax	(3,344,242)	(91,366)	(3,252,876)
Profit (loss) for the period	(2,872,078)	(179,443)	(2,692,635)

(a)	Revenue and cost of sales

Our revenue decreased by 3.5% compared to 2018 due to downward pricing pressure primarily resulting from increased supply competition from China and the downsizing of our LCD fabrication facility. Our cost of sales as a percentage of revenue increased by 4.7 percentage points from 87.3% in 2018 to 92.0% in 2019, reflecting a shift in our business model from LCD to OLED products as well as an upward impact from an increase in the supply of our OLED products.

(Unit: In millions of Won, except percentages)

Description	2019	2018	Changes
			Amount	Percentage
Revenue	23,475,567	24,336,571	(861,004)	(3.5)%
Cost of sales	21,607,240	21,251,305	355,935	1.7%
Gross profit	1,868,327	3,085,266	(1,216,939)	(39.4)%
Cost of sales as a percentage of sales	92.0%	87.3%	4.7%	—

(b)	Sales by category

Revenue attributable to sales of panels exhibited varying trends by product category according to changes in product mix, customers and market conditions.

Categories	2019	2018	Difference
Panels for televisions	34.1%	40.0%	(5.9)%
Panels for desktop monitors	17.2%	16.6%	0.6%
Panels for notebook computers	11.9%	11.7%	0.2%
Panels for tablet computers	9.6%	8.2%	1.4%
Panels for mobile applications and others	27.2%	23.5%	3.7%

(c)	Production capacity

Our annual production capacity increased by approximately 13% in 2019 compared to 2018, in large part due to increased efficiency in productivity with respect to our large-sized OLED panels.

(2)	Financial condition

Our current assets amounted to ~~W~~10,248 billion as of December 31, 2019, representing an increase of ~~W~~1,448 billion from the end of the previous year, and our non-current assets amounted to ~~W~~25,326 billion as of December 31, 2019, representing an increase of ~~W~~951 billion from the end of the previous year. Our current liabilities amounted to ~~W~~10,985 billion as of December 31, 2019, representing an increase of ~~W~~1,030 billion from the end of the previous year, and our non-current liabilities amounted to ~~W~~12,101 billion as of December 31, 2019, representing an increase of ~~W~~3,766 billion from the end of the previous year. Our total equity decreased by ~~W~~2,398 billion to ~~W~~12,488 billion as of December 31, 2019 from the end of the previous year, which mainly reflected the net loss for the period.

(Unit: In millions of Won)

Description	2019	2018	Changes
			Amount	Percentage
Current assets	10,248,315	8,800,127	1,448,188	16.5%
Non-current assets	25,326,247	24,375,583	950,664	3.9%
Total assets	35,574,562	33,175,710	2,398,852	7.2%
Current liabilities	10,984,976	9,954,483	1,030,493	10.4%
Non-current liabilities	12,101,306	8,334,981	3,766,325	45.2%
Total liabilities	23,086,282	18,289,464	4,796,818	26.2%
Share capital	1,789,079	1,789,079	—	0.0%
Share premium	2,251,113	2,251,113	—	0.0%
Retained earnings	7,503,311	10,239,965	(2,736,654)	(26.7)%
Reserves	(203,021)	(300,968)	97,947	(32.5)%
Non-controlling interest	1,147,798	907,057	240,741	26.5%
Total equity	12,488,280	14,886,246	(2,397,966)	(16.1)%
Total liabilities and equity	35,574,562	33,175,710	2,398,852	7.2%

Due in part to the steady sales in inventory during the fourth quarter of 2019 and the re-adjustment of our product mix in light of an expected decrease in demand during the first half of 2020, our inventory decreased by ~~W~~640 billion from the end of the previous year to ~~W~~2,051 billion as of December 31, 2019.

Trade accounts and notes receivable as of December 31, 2019 was ~~W~~3,154 billion, representing an increase of ~~W~~325 billion from net trade accounts and notes receivable as of December 31, 2018, mostly reflecting a decrease in sale of our trade accounts and notes receivable and increase in foreign exchange rates as of December 31, 2019.

The book value of our total tangible assets as of December 31, 2019 was ~~W~~2,209 billion, representing an increase of ~~W~~488 billion from the book value of our total tangible assets as of December 31, 2018. The increase was due to our continued investment in increasing our production capacity and effects of increases in foreign exchange rates, which outpaced the negative effect of depreciation of our production facilities.

Trade accounts and notes payable as of December 31, 2019 was ~~W~~2,618 billion, representing a decrease of ~~W~~469 billion from trade accounts and notes payable as of December 31, 2018, and our other accounts payable increased to ~~W~~4,397 billion as of December 31, 2019.

(3)	Dependence on Key Customers

We sell our products to a select group of key customers, including our largest shareholder, and any significant decrease in their order levels will negatively affect our financial condition and results of operations.

A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. Sales attributed to our end-brand customers are for their end-brand products and do not include sales to these customers for their system integration activities for other end-brand products, if any. Our top ten end-brand customers, including LG Electronics Inc., our largest shareholder, together accounted for approximately 81% of our sales in 2017, 77% in 2018 and 80% in 2019.

We benefit from the strong collaborative relationships we maintain with our end-brand customers by participating in the development of their products and gaining insights about levels of future demand for our products and other industry trends. Customers look to us for a dependable supply of quality products, even during downturns in the industry, and we benefit from the brand recognition of our customers’ end products. The loss of these end-brand customers, as a result of their entering into strategic supplier arrangements with our competitors or otherwise, would thus result not only in reduced sales, but also in the loss of these benefits. We cannot provide assurance that a select group of key end-brand customers, including our largest shareholder, will continue to place orders with us in the future at the same levels as in prior periods, or at all.

We expect that we will continue to be dependent upon LG Electronics and its affiliates for a significant portion of our revenue for the foreseeable future. Our results of operations and financial condition could therefore be affected by the overall performance of LG Electronics and its affiliates. Further details of our transactions with LG Electronics and its affiliates are described in Note 29 to our consolidated annual financial statements as of and for the years ended December 31, 2019 and 2018, which were furnished on March 11, 2020 as part of the current report on Form 6-K titled “Submission of Audit Report.”

Our revenue depends on continuing demand for televisions, notebook computers, desktop monitors, tablet computers and mobile and other application products with panels of the type we produce. Our sales may not grow at the rate we expect if consumers do not purchase these products.

Currently, our total sales are derived principally from customers who use our products in televisions, notebook computers, desktop monitors, tablet computers and mobile and other application products with display devices. In particular, a substantial percentage of our sales is derived from end-brand customers, or their designated system integrators, who use our panels in their televisions, which accounted for 42.2%, 40.0% and 34.1% of our total revenue in 2017, 2018 and 2019, respectively. A substantial portion of our sales is also derived from end-brand customers, or their designated system integrators, who use our panels in their notebook computers, which accounted for 8.1%, 11.7% and 11.9% of our total revenue in 2017, 2018 and 2019, respectively, those who use our panels in their desktop monitors, which accounted for 15.8%, 16.6% and 17.2% of our total revenue in 2017, 2018 and 2019, respectively, those who use our panels in their tablet computers, which accounted for 8.5%, 8.2% and 9.6% of our total revenue in 2017, 2018 and 2019, respectively, and those who use our panels in their mobile and other applications, which accounted for 25.4%, 23.5% and 27.2% of our total revenue in 2017, 2018 and 2019, respectively. Although the degree to which our total sales are dependent on sales of television panels has fluctuated in recent years, television panels remain our largest product category in terms of revenue and we will therefore continue to be dependent on continuing demand from the television industry. In addition, we will continue to be dependent on continuing demand from the personal computer industry, the tablet computer industry and the mobile device industry for a substantial portion of our sales. Any downturn in any of those industries in which our customers operate would result in reduced demand for our products, which may in turn result in reduced revenue, lower average selling prices and/or reduced margins.

(4)	Changes in Manufacturing Costs and Difficulties in Securing Supply of Raw Material

If we cannot maintain high capacity utilization rates, our profitability will be adversely affected.

The production of display panels entails high fixed costs resulting from considerable expenditures for the construction of complex fabrication and assembly facilities and the purchase of costly equipment. We aim to maintain high capacity utilization rates so that we can allocate these fixed costs over a greater number of panels produced and realize a higher gross margin. However, due to any number of reasons, including fluctuating demand for our products or overcapacity in the display industry, we may need to reduce production, resulting in lower-than-optimal capacity utilization rates. As such, we cannot provide assurance that we will be able to sustain our capacity utilization rates in the future nor can we provide assurance that we will not reduce our utilization rates in the future as market and industry conditions change.

Limited availability of raw materials, components and manufacturing equipment could materially and adversely affect our business, results of operations or financial condition.

Our production operations depend on obtaining adequate supplies of quality raw materials and components on a timely basis. As a result, it is important for us to control our raw material and component costs and reduce the effects of fluctuations in price and availability. In general, we source most of our raw materials as well as key components, such as glass substrates, driver integrated circuits, polarizers and color filters used in both our TFT-LCD and OLED products, backlight units and liquid crystal materials used in our TFT-LCD products and hole transport materials and emission materials used in our OLED products, from two or more suppliers for each key component. However, we may establish a working relationship with a single supplier if we believe it is advantageous to do so due to performance, quality, support, delivery, capacity, price or other considerations. We may experience shortages in the supply of these key components, as well as other components or raw materials, as a result of, among other things, anticipated capacity expansion in the display industry or our dependence on a limited number of suppliers. Our results of operations would be adversely affected if we were unable to obtain adequate supplies of high-quality raw materials or components in a timely manner or make alternative arrangements for such supplies in a timely manner.

Furthermore, we may be limited in our ability to pass on increases in the cost of raw materials and components to our customers. We do not typically enter into binding long-term contracts with our customers, and even in those cases where we do enter into long-term agreements with certain of our major end-brand customers, the price terms are contained in the purchase orders. Except under certain special circumstances, the price terms in the purchase orders are not subject to change. Prices for our products are generally determined through negotiations with our customers, based generally on the complexity of the product specifications and the labor and technology involved in the design or production processes. However, if we become subject to any significant increase in the cost of raw materials or components that were not anticipated when negotiating the price terms after the purchase orders have been placed, we may be unable to pass on such cost increases to our customers.

We have purchased, and expect to purchase, a substantial portion of our equipment from a limited number of qualified foreign and local suppliers. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by the equipment vendors. The unavailability of equipment, delays in the delivery of equipment, or the delivery of equipment that does not meet our specifications, could delay implementation of our expansion plans and impair our ability to meet customer orders. This could result in a loss of revenue and cause financial stress on our operations.

(5)	Intangible Assets, Including Intellectual Property, and Research and Development Activities

Our business relies on our patent rights which may be narrowed in scope or found to be invalid or otherwise unenforceable.

Our success will depend, to a significant extent, on our ability to obtain and enforce our patent rights both in Korea and worldwide. The coverage claimed in a patent application can be significantly reduced before a patent is issued, either in Korea or abroad. Consequently, we cannot provide assurance that any of our pending or future patent applications will result in the issuance of patents. Patents issued to us may be subjected to further proceedings limiting their scope and may not provide significant proprietary protection or competitive advantage. Our patents also may be challenged, circumvented, invalidated or deemed unenforceable. In addition, because patent applications in certain countries generally are not published until more than 18 months after they are first filed, and because publication of discoveries in scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were, or any of our licensors was, the first creator of inventions covered by pending patent applications, that we or any of our licensors will be entitled to any rights in purported inventions claimed in pending or future patent applications, or that we were, or any of our licensors was, the first to file patent applications on such inventions.

Furthermore, pending patent applications or patents already issued to us or our licensors may become subject to dispute, and any dispute could be resolved against us. For example, we may become involved in re-examination, reissue or interference proceedings and the result of these proceedings could be the invalidation or substantial narrowing of our patent claims. We also could be subject to court proceedings that could find our patents invalid or unenforceable or could substantially narrow the scope of our patent claims. In addition, depending on the jurisdiction, statutory differences in patentable subject matter may limit the protection we can obtain on some of our inventions.

Failure to protect our intellectual property rights could impair our competitiveness and harm our business and future prospects.

We believe that developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. We take active measures to obtain international protection of our intellectual property by obtaining patents and undertaking monitoring activities in our major markets. However, we cannot assure you that the measures we are taking will effectively deter competitors from improper use of our proprietary technologies. Our competitors may misappropriate our intellectual property, disputes as to ownership of intellectual property may arise and our intellectual property may otherwise become known or independently developed by our competitors.

Any failure to protect our intellectual property could impair our competitiveness and harm our business and future prospects.

We rely on technology provided by third parties and our business will suffer if we are unable to renew our licensing arrangements with them.

From time to time, we have obtained licenses for patent, copyright, trademark and other intellectual property rights to process and device technologies used in the production of our display panels. We have entered into key licensing arrangements with third parties, for which we have made, and continue to make, periodic license fee payments. In addition, we also have cross-license agreements with certain other third parties. These agreements terminate upon the expiration of the respective terms of the patents.

If we are unable to renew our technology licensing arrangements on acceptable terms, we may lose the legal protection to use certain of the processes we employ to manufacture our products and be prohibited from using those processes, which may prevent us from manufacturing and selling certain of our products, including our key products. In addition, we could be at a disadvantage if our competitors obtain licenses for protected technologies on more favorable terms than we do.

In the future, we may also need to obtain additional patent licenses for new or existing technologies. We cannot provide assurance that these license agreements can be obtained or renewed on acceptable terms or at all, and if not, our business and operating results could be adversely affected.

We rely upon trade secrets and other unpatented proprietary know-how to maintain our competitive position in the display panel industry and any loss of our rights to, or unauthorized disclosure of, our trade secrets or other unpatented proprietary know-how could negatively affect our business.

We also rely upon trade secrets, unpatented proprietary know-how and information, as well as continuing technological innovation in our business. The information we rely upon includes price forecasts, core technology and key customer information. We enter into confidentiality agreements with each of our employees and consultants upon the commencement of an employment or consulting relationship. These agreements generally provide that all inventions, ideas, discoveries, improvements and copyrightable material made or conceived by the individual arising out of the employment or consulting relationship and all confidential information developed or made known to the individual during the term of the relationship is our exclusive property. We cannot provide assurance that these types of agreements will be fully enforceable, or that they will not be breached. We also cannot be certain that we will have adequate remedies for any such breach. The disclosure of our trade secrets or other know-how as a result of such a breach could adversely affect our business. Also, our competitors may come to know about or determine our trade secrets and other proprietary information through a variety of methods. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of our confidentiality agreements, and there can be no assurance that any such disputes would be resolved in our favor. Furthermore, others may acquire or independently develop similar technology, or if patents are not issued with respect to technologies arising from our research, we may not be able to maintain information pertinent to such research as proprietary technology or trade secrets and that could have an adverse effect on our competitive position within the display panel industry.

We have designated R&D organizations for our research and development activities.

Our research organization consists of the infrastructure technology research center, display research center and designated departments, all of which are overseen by our chief technology officer. The research centers conduct research on differentiated and next-generation technologies and basic infrastructure technology, while our designated departments enhance our competitiveness by conducting research that is geared toward future product development. Our development organization comprises of departments and centers dedicated to the development of a wide range of television, information technology and mobile products, including product-specific circuits, instrument/optics and panel design.

Our research and development related expenditures amounted to ~~W~~1,776 billion in 2019, an increase of ~~W~~19 billion from 2018. This increase is mainly due to the additional research and development activities in new products and technologies for large-sized OLED and plastic OLED panels, for which we expect to continue investing in the future.

The book value of our intangible assets decreased by ~~W~~114 billion in 2019 compared to the previous year.

(6)	Sensitivity to Exchange Rates and Inflation

There has been considerable volatility in foreign exchange rates in recent years, including rates between the Korean Won and the U.S. dollar and between the Korean Won and the Japanese Yen. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies.

Our sales of display panels are denominated mainly in U.S. dollars, whereas our purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. The largest proportion of our expenditures on capital equipment are denominated in U.S. dollars and Chinese Yuan. Accordingly, fluctuations in exchange rates, in particular between the U.S. dollar and the Korean Won, between the Chinese Yuan and the Korean Won as well as between the Japanese Yen and the Korean Won, affect our pre-tax income, and in recent years, the value of the Won relative to the U.S. dollar, Chinese Yuan and Japanese Yen has fluctuated widely. Although a depreciation of the Korean Won against the U.S. dollar increases the Korean Won value of our export sales and enhances the price-competitiveness of our products in foreign markets in U.S. dollar terms, it also increases the cost of imported raw materials and components in Korean Won terms and our cost in Korean Won of servicing our U.S. dollar denominated debt. A depreciation of the Korean Won against the Chinese Yuan or Japanese Yen increases the Korean Won cost of our Chinese Yuan- or Japanese Yen-denominated purchases of equipment, raw materials or components, as applicable, and, to the extent we have any debt denominated in Chinese Yuan or Japanese Yen, our cost in Korean Won of servicing such debt, but has relatively little impact on our sales as most of our sales are denominated in U.S. dollars. In addition, continued exchange rate volatility may also result in foreign exchange losses for us. Although a depreciation of the Korean Won against the U.S. dollar, in general, has a net positive impact on our results of operations that more than offsets the net negative impact caused by a depreciation of the Korean Won against the Chinese Yuan or Japanese Yen, we cannot provide assurance that the exchange rate of the Korean Won against foreign currencies will not be subject to significant fluctuations, or that the impact of such fluctuations will not adversely affect the results of our operations.

(7)	Impairment of Assets

The carrying amounts of our non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. We conduct such impairment review every year.

Due to the commencement of mass production of plastic OLED products in a new independent facility and our decision to discontinue our lighting business given the changes in its business environment, we recognized plastic OLED business and lighting business as separate cash generating units in 2019.

As a result of the determination to discontinue our lighting business and the signs of impairment due to negative developments in the business environment of our plastic OLED business, we tested for impairment of related assets for these cash generating units. The recoverable amount of each cash generating unit was estimated based on its value-in-use, which in turn was calculated based on the pre-tax cash flow estimates in accordance with a five-year business plan approved by our management. Estimates of sales revenue, which reflected outside information and our prior experiences, were incorporated into the applicable period of the cash flow estimates, and our management determined the pre-tax cash flow estimates on the basis of our prior results of operations and its assessment of the expected market growth.

In 2019, the impairment losses on our non-financial assets, which were recognized as other non-operating expenses, include the following:

Description	2019
	Lighting (in millions of Won)	Plastic OLED (in millions of Won)
Property, plant and equipment	121,921	1,369,371
Intangible assets	105,344	26,284
Other assets	3,602	—

Total	230,867	1,395,655

(8)	Changes in Organization and Business Reorganization

In order to secure the fundamental competitiveness of our businesses and to seek sustainable growth, we are accelerating the transition of our business focus to the OLED business, while simultaneously pursuing activities to restructure our LCD business. While we have implemented certain organizational changes and a voluntary retirement program in connection with such pursuit, our restructuring processes are being pursued from the perspective of constructing the most competitive corporate and business structures rather than simply reducing costs or the size of workforce. As such, we are working towards the goal to meaningfully improve our results of operations by strengthening the competitiveness of our LCD business through focusing on our ability to offer differentiated products and expanding our OLED business to markets that can utilize the inherent value of such products.

D.	Liquidity and capital resources

(1)	Liquidity

Our main source for the procurement of funds include operations and financing activities. As of December 31, 2018 and 2019, our cash and cash equivalents amounted to ~~W~~2,365 billion and ~~W~~3,336 billion, respectively, and short-term deposits in banks amounted to ~~W~~78 billion and ~~W~~79 billion, respectively. Our primary use of cash has been to fund capital expenditures related to the expansion and improvement of our production capacity with respect to existing and newly developed products, including the construction and ramping-up of new, or in certain cases, expansion or conversion of existing, fabrication facilities and production lines and the acquisition of new equipment. We also use cash flows from operations for our working capital requirements and servicing our debt payments. We expect our cash requirements for 2020 to be primarily for capital expenditures and repayment of maturing debt.

The details of the consolidated cash and cash equivalents, deposits in banks and other financial assets as of December 31, 2018 and 2019 are as follows:

(Unit: in millions of won)

Description	2019	2018
Current assets
Cash and cash equivalents
Demand deposits	3,336,003	2,365,022
Deposits in banks
Time deposits	1,500	4,318
Restricted cash (1)	77,257	74,082
Derivative assets (2)	34,036	13,059
Government bonds	6	106
Deposits	9,585	17,020
Short-term loans	21,623	16,116
Lease receivables	5,695	—

Total current assets	3,485,705	2,489,723

Non-current assets
Deposits in banks
Restricted cash (1)	11	11
Financial assets at fair value through profit or loss	—	—
Equity securities	9,879	13,681
Convertible bonds	1,544	1,327
Derivative assets (2)	15,640	—
Government bonds	70	55
Deposits	21,451	74,103
Long-term loans	40,827	55,048
Lease receivables	22,099	—

Total non-current assets	111,521	144,225

Total	3,597,226	2,633,948

(1)	Restricted cash includes mutual growth fund to aid LG Group’s suppliers, pledge to enforce investment plans following receipt of subsidies from Gumi city and Gyeongsangbuk-do and others.
(2)

Represents derivatives that have not been recognized as hedging instruments, which have resulted from currency interest rate swap contracts related to foreign currency denominated borrowings and foreign currency denominated bonds.

(Unit: in millions of won)

Description	2019	2018	Changes
			Amount	Percentage
Current assets	10,248,315	8,800,127	1,448,188	16.5%
Current liabilities	10,984,976	9,954,483	1,030,493	10.4%
Net current assets	(736,661)	(1,154,356)	417,695	36.2%

As of December 31, 2018, our current assets and current liabilities amounted to ~~W~~8,800 billion and ~~W~~9,954 billion, respectively, resulting in net current liabilities of ~~W~~1,154 billion. As of December 31, 2019, our current assets and current liabilities amounted to ~~W~~10,248 billion and ~~W~~10,985 billion, respectively, resulting in net current liabilities of ~~W~~737 billion.

(2)	Financial liabilities and capital resources

We need to observe certain financial and other covenants under the terms of our debt obligations, the failure to comply with which would put us in default under such debt obligations.

We are subject to financial and other covenants, including maintenance of credit ratings and debt-to-equity ratios, under certain of our debt obligations. The documentation for such debt also contains negative pledge provisions limiting our ability to provide liens on our assets as well as cross-default and cross-acceleration clauses, which give related creditors the right to accelerate the amounts due under such debt if an event of default or acceleration has occurred with respect to our existing or future indebtedness, or if any material part of our indebtedness or indebtedness of our subsidiaries is capable of being declared payable before the stated maturity date. In addition, such covenants restrict our ability to raise future debt financing.

If we breach the financial or other covenants contained in the documentation governing our debt obligations, our financial condition will be adversely affected to the extent we are not able to cure such breaches, obtain a waiver from the relevant lenders or debtholders or repay the relevant debt.

As of December 31, 2019, we had agreements with several banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,360 million in connection with our export sales transactions, and our subsidiaries also have various such arrangements.

As of December 31, 2018, no short-term borrowings were outstanding. As of December 31, 2019, ~~W~~697 billion of short-term borrowings were outstanding.

As of December 31, 2019, our long-term borrowings, including the current portion of long-term debt and the discount on bonds, amounted to ~~W~~12,784 billion, which mainly consist of bonds denominated in Won of ~~W~~3,151 billion, long-term debt denominated in foreign currencies of ~~W~~6,302 billion and long-term debt denominated in Won of ~~W~~3,331 billion.

Some of our long-term borrowings may include covenants with acceleration rights. If an event of default occurs from failure to comply with the agreed financial ratios or cross-default occurs as a result of a breach of other debt obligations, the principal amount and interest may be subject to early repayment. As of December 31, 2019, we have complied with applicable financial and other covenants contained in the documentation governing our debt obligations.

Our financial liabilities and capital resources are as follows:

(a)	Financial liabilities

Our financial liabilities amounted to ~~W~~13,590 billion in 2019, representing an increase of ~~W~~5,006 billion from 2018.

(Unit: in millions of won)

Description	2019	2018
Current financial liabilities
Short-term borrowings	696,793	—
Current portion of long-term borrowings	1,242,904	1,553,907
Lease liabilities	37,387	—
Sub-total	1,977,084	1,553,907
Non-current financial liabilities
Won denominated borrowings	2,692,560	2,700,608
Foreign currency denominated borrowings	6,107,117	2,531,663
Bonds	2,741,516	1,772,599
Derivatives(*)	20,592	25,758
Lease liabilities	51,125	—

Sub-total	11,612,910	7,030,628

Total	13,589,994	8,584,535

(*)

Represents derivatives that have not been recognized as hedging instruments and have resulted from currency interest rate swap contracts entered into in order to manage risks arising from foreign currency denominated borrowings and foreign currency denominated bonds.

(b)	Capital resources

Set forth below are the details of our procurement of funds as of December 31, 2019.

(Unit: In millions of Won or millions of other currency)

Categories	Interest rate as of December 31, 2019 (%)	2019	2018
Short-term borrowings	12-month LIBOR + 0.78~0.88	347,340	—
	3-month LIBOR + 0.80~0.90	61,613	—
	PBOC(*) * 1.05 PBOC(*) – 0.05	287,840 (US$353, CNY1,737)	—

	Subtotal	696,793	—

Long-term borrowings denominated in Won	2.75	608	1,259
	CD(**) interest rate (91 days) + 1.00~1.39, 2.21~3.25	3,330,000	2,850,000
	Less: current portion	(638,048)	(150,651)

	Subtotal	2,692,560	2,700,608

Long-term borrowings denominated in foreign currencies	3-month LIBOR + 0.75~1.70 / 6-month LIBOR + 1.25~1.35	1,696,177	955,975
	US$: 3-month LIBOR + 0.80~1.43 / CNY: PBOC * (0.95~1.05)	4,606,094 (US$2,767, CNY18,699)	2,419,286 (US$2,262, CNY5,198)
	Less: current portion	(195,154)	(843,598)

	Subtotal	6,107,117	2,531,663

Categories	Interest rate as of December 31, 2019 (%)	2019	2018
Bonds denominated in Won	1.95~2.95	1,730,000	1,900,000
	3.25~4.25	110,000	110,000
	Less: original issue discount	(3,404)	(3,949)
	Less: current portion	(409,702)	(559,658)

	Subtotal	1,426,894	1,446,393

Bonds denominated in foreign currencies	3.88	347,340 (US$300)	335,430 (US$300)
	3-month LIBOR + 1.47	115,780 (US$100)	—
	Less: original issue discount	(6,883)	(9,224)

	Subtotal	456,237	326,206

Financial liabilities at fair value through profit or loss (Foreign currency convertible bonds)	1.50	858,385 (US$741)	—

Total		2,741,516	1,772,599

(*) Represents the People’s Bank of China’s base rate.

(**) Represents certificates of deposit.

Set forth below are the details of our convertible bonds as of December 31, 2019.

Categories	Content
Type of bond	Registered unsecured foreign currency-denominated convertible bonds
Issue amount	US$687,800,000
Annual interest rate (%)	1.50
Issue date	August 22, 2019
Maturity date	August 22, 2024
Interest payment	Payable semi-annually in arrear until maturity date in equal installments
Principal redemption

1. Redemption at maturity:

Redeemed on the maturity date, at their outstanding principal amount, which has not been redeemed early or converted

2. Early redemption:

Payment of the principal and interest accrued up to the expected repayment date upon the exercise of the company’s call option or the bondholder’s put option

Conversion price	~~W~~19,845 per common share (subject to adjustment based on dilutive effects of certain events)
Conversion period	August 23, 2020 ~ August 12, 2024
Redemption at the option of the issuer (Call option)

—  On or at any time after three years from the issue date, if the closing price of our common shares for any 20 trading days out of the 30 consecutive trading days is at least 130% of the applicable conversion price;

—  The aggregate principal amount of the convertible bonds outstanding is less than 10% of the aggregate principal amount originally issued; or

—  In the event of certain changes in laws and other directives resulting in additional taxes

Redemption at the option of the bondholders (Put option)	— On the date which is three years from the issue date

We designated the convertible bonds as financial liabilities at fair value through profit of loss and recognized the change in its fair value in our income statement. We measure the fair value of the convertible bonds using the market price of convertible bonds disclosed on Bloomberg. Set forth below is certain information regarding our common shares subject to conversion under the terms of the convertible bonds as of December 31, 2019:

Categories	2019
Aggregate outstanding amount of the convertible bonds	~~W~~813,426,670,000
Conversion price	~~W~~19,845
Number of common shares subject to conversion	40,988,998 shares

Set forth below are the cash flows on our borrowings by maturity.

(Unit: In millions of Won or millions of other currency)

Categories	Book value	Contractual cash flows
		Total	Within 6 months	6~12 months	1~2 years	2~5 years	Over 5 years
Borrowings	10,329,671	11,514,568	1,174,941	723,363	2,173,444	6,471,876	970,944
Bonds	3,151,218	3,306,729	297,649	184,878	908,281	1,780,014	135,907

Total	13,480,889	14,821,297	1,472,590	908,241	3,081,725	8,251,890	1,106,851

(3)	Cash usage

Our management constantly monitors our working capital, and we have historically been able to satisfy our cash requirements from cash flows from operations and debt financing. Although we had a working capital deficit as of December 31, 2019, we believe that we have sufficient working capital for our present requirements.

Our ability to satisfy our cash requirements from cash flows from operations and financing activities will be affected by our ability to maintain and improve our margins and, in the case of external financing, market conditions, which in turn may be affected by several factors outside of our control. Therefore, we re-evaluate our capital requirements regularly in light of our cash flows from operations, the progress of our expansion plans and market conditions. To the extent that we do not generate sufficient cash flows from our operations to meet our capital requirements, we may rely on other financing activities, such as external long-term borrowings and securities offerings, including the issuance of equity, equity-linked and other debt securities.

Our net cash from operating activities amounted to ~~W~~4,484 billion in 2018 and ~~W~~2,707 billion in 2019. The decrease in net cash provided by operating activities in 2019 compared to 2018 was mainly due to changes in net profit.

Our net cash used in investing activities amounted to ~~W~~7,675 billion in 2018 and ~~W~~6,755 billion in 2019. Net cash used in investing activities primarily reflected the expansion and conversion of our existing production facilities and construction of our new facilities centered on OLED products. These cash outflows from capital expenditures amounted to ~~W~~7,942 billion in 2018 and ~~W~~6,927 billion in 2019. We intend to fund our capital requirements associated with our expansion and construction projects with cash flows from operations and financing activities, such as external long-term borrowings.

We currently expect that, in 2020, our total capital expenditures on a cash out basis will be lower compared to 2019 and will be used primarily to continue to fund our previously announced investments related to facilities for OLED panels. However, our overall expenditure levels and our allocation among projects are subject to many uncertainties. We review the amount of our capital expenditures and may make adjustments from time to time based on cash flows from operations, the progress of our expansion plans and market conditions.

Our net cash provided by financing activities amounted to ~~W~~2,953 billion in 2018 and ~~W~~4,988 billion in 2019. The net cash provided by financing activities in 2018 and 2019 reflect primarily an increase in long-term borrowings.

(Unit: In millions of Won)

Description	2019	2018	Changes
Net cash provided by operating activities	2,706,545	4,484,123	(1,777,578)
Net cash used in investing activities	(6,755,393)	(7,675,339)	919,946
Net cash provided by financing activities	4,987,902	2,952,919	2,034,983
Cash and cash equivalents at December 31,	3,336,003	2,365,022	970,981

16.	Board of Directors

A.	Members of the board of directors

As of the date of this report, our board of directors consisted of two non-outside directors, one non-standing director and four outside directors.

(As of the date of this report)

Name	Position	Primary responsibility
James (Hoyoung) Jeong(1)	Representative Director (non-outside), Chief Executive Officer and President	Overall head of business management
Donghee Suh(2)	Director (non-outside), Chief Financial Officer and Senior Vice President	Overall head of finances
Young-Soo Kwon	Director (non-standing)	Chairman of the board of directors
Sung-Sik Hwang	Outside Director	Related to the overall management
Kun Tai Han	Outside Director	Related to the overall management
Byung Ho Lee	Outside Director	Related to the overall management
Chang-Yang Lee	Outside Director	Related to the overall management

(1)

James (Hoyoung) Jeong was newly appointed as a non-outside director at the annual general meeting of shareholders and as the representative director at the board of directors’ meeting, both held on March 20, 2020.

(2)	Donghee Suh was reappointed for another term as a non-outside director at the annual general meeting of shareholders held on March 20, 2020.

B.	Committees of the board of directors

We have the following committees that serve under our board of directors: Audit Committee, Outside Director Nomination Committee and Management Committee. The Management Committee consists of two non-outside directors, James (Hoyoung) Jeong and Donghee Suh.

As of March 20, 2020, the composition of the Outside Director Nomination Committee was as follows.

(As of March 20, 2020)

Committee	Composition	Member
Outside Director Nomination Committee(1)	1 non-standing director and 2 outside directors	Young-Soo Kwon, Kun Tai Han, Chang-Yang Lee

(1)

Each of Young-Soo Kwon, Kun Tai Han, Chang-Yang Lee was appointed as a member of the outside director nomination committee of the board of directors at the board of directors’ meeting on March 20, 2020.

As of the date of this report, the composition of the Audit Committee was as follows.

(As of the date of this report)

Committee	Composition	Member
Audit Committee	3 outside directors	Sung-Sik Hwang(1), Kun Tai Han, Chang-Yang Lee(2)

(1)	Sung-Sik Hwang is the audit committee chairman.
(2)	Chang-Yang Lee was newly appointed as an audit committee member at the annual general meeting of shareholders held on March 15, 2019.

C.	Independence of directors

Directors are appointed in accordance with the procedures of the Commercial Act and other relevant laws and regulations. Our board of directors is independent as four out of the seven directors that comprise the board are outside directors. Outside directors candidates are nominated for appointment at a shareholders’ meeting after undergoing rigorous review by the Outside Director Nomination Committee.

All of our current outside directors were nominated by the Outside Director Nomination Committee, and all of our current non-outside directors were nominated by the board of directors.

17.	Information Regarding Shares

A.	Total number of shares

(1)	Total number of shares authorized to be issued (as of December 31, 2019): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of December 31, 2019): 357,815,700 shares.

B.	Shareholder list

(1)	Largest shareholder and related parties as of December 31, 2019:

Name	Relationship	Number of shares of common stock	Equity interest
LG Electronics	Largest shareholder	135,625,000	37.9%
Sang Beom Han	Officer of member company	54,000	0.0%
Donghee Suh	Officer of member company	5,000	0.0%

(2)	Shareholders who are known to us that own 5% or more of our shares as of December 31, 2019:

Beneficial owner	Number of shares of common stock	Equity interest
LG Electronics	135,625,000	37.90%
National Pension Service	28,115,952	7.86%

18.	Directors and Employees

A.	Directors

(1)	Remuneration for directors in 2019:

(Unit: person, in millions of Won)

Classification	No. of directors(1)	Amount paid(2)		Per capita average remuneration paid(3)
Non-outside directors	3	1,899		633
Outside directors who are not audit committee members	1	78		78
Outside directors who are audit committee members	3	241		80

Total	7	2,218	(4)	317

(1)	Number of directors as at December 31, 2019.
(2)	Amount paid is calculated on the basis of amount of cash actually paid.
(3)	Per capita average remuneration paid is calculated by dividing total amount paid by the average number of directors for the year ended December 31, 2019.
(4)

As Joon Park resigned as an outside director on March 14, 2019 and Chang Yang Lee was appointed as an outside director at the annual general meeting of shareholders held on March 15, 2019, the total amount paid includes remuneration paid to both Mr. Park and Mr. Lee.

(2)	Standards of remuneration paid to non-outside and outside directors

•	Non-outside directors (excluding outside directors and audit committee members)

The remuneration system for non-outside directors consists of base salary, position salary and performance-related pay. The remuneration for non-outside directors is measured in accordance with the standards established by the board of directors (within the amount approved at the annual general meeting of shareholders), including the non-outside director’s position and job responsibilities.

•	Standards for base salary/position salary: relevant position and job responsibilities, among others

•	Standards for performance-related pay: financial performance of the company and achievement of individual management goals, among others

•	Outside directors, audit committee members and auditor

The remuneration for outside directors, audit committee members and auditor is measured in accordance with the standards established by the board of directors (within the amount approved at the annual general meeting of shareholders), including the individual’s job responsibilities, among others.

(3)	Remuneration for individual directors and audit committee members

•	Individual amount of remuneration paid in 2019

(Unit: in millions of Won)

Name	Position	Total remuneration	Payment not included in total remuneration
Sang Beom Han	Former Chief Executive Officer	1,541	—

•	Method of calculation

Name	Method of calculation
Sang Beom Han

Total remuneration

•  ~~W~~1,541 million.

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~70 million between January and March and ~~W~~72 million between April and December were made.

•  Position salary is calculated based on the significance of the position and responsibilities of the job. Monthly payments of ~~W~~56 million between January and March and ~~W~~57 million between April and December were made.

•  A total of ~~W~~4 million of welfare benefits were paid on an annual basis in accordance with welfare benefits standards.

(4)	Remuneration for the five highest paid individuals (among those paid over ~~W~~500 million per year)

•	Individual remuneration amount

(Unit: in millions of Won)

Name	Position	Total remuneration	Payment not included in total remuneration
Sang Beom Han	Former Chief Executive Officer	1,541	—
Yong Kee Hwang	Senior Advisor	3,079	—
Yu Seoung Yin	Advisor	1,826	—
Soo Youle Cha	Advisor	1,793	—
Yong Bum Kim	Former Vice President	753	—

•	Method of calculation

Name	Method of calculation
Sang Beom Han

Total remuneration

•  ~~W~~1,541 million.

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~70 million between January and March and ~~W~~72 million between April and December were made.

•  Position salary is calculated based on the significance of the position and responsibilities of the job. Monthly payments of ~~W~~56 million between January and March and ~~W~~57 million between April and December were made.

•  A total of ~~W~~4 million of welfare benefits were paid on an annual basis in accordance with welfare benefits standards.

Yong Kee Hwang(1)

Total remuneration

•  ~~W~~3,079 million (consisting of ~~W~~624 million in salary and ~~W~~2,455 million in retirement pay).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~59 million between January and March and ~~W~~47 million between April and December were made.

•  A total of ~~W~~20 million of welfare benefits were paid on an annual basis in accordance with welfare benefits standards.

Retirement pay

•  Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (14 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

Yu Seoung Yin(1)

Total remuneration

•  ~~W~~1,826 million (consisting of ~~W~~277 million in salary and ~~W~~1,549 million in retirement pay).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~34 million between January and March and ~~W~~17 million between April and December were made.

•  A total of ~~W~~26 million of welfare benefits were paid on an annual basis in accordance with welfare benefits standards.

Retirement pay

•  Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (16 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

Soo Youle Cha(1)

Total remuneration

•  ~~W~~1,793 million (consisting of ~~W~~344 million in salary and ~~W~~1,449 million in retirement pay).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~34 million between January and March and ~~W~~27 million between April and December were made.

•  A total of ~~W~~3 million of welfare benefits were paid on an annual basis in accordance with regulations of other welfare benefits.

Retirement pay

•  Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (15 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

Yong Bum Kim(2)

Total remuneration

•  ~~W~~753 million (consisting of ~~W~~211 million in salary, ~~W~~115 million in other earned income and ~~W~~427 million in retirement pay).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~22 million between January and March and ~~W~~22.5 million between April and August were made.

•  Position salary is calculated based on the significance of the position and responsibilities of the job. Monthly payments of ~~W~~3 million between January and August were made.

•  A total of ~~W~~10 million of welfare benefits were paid on an annual basis in accordance with welfare benefits standards.

Other earned income

•  A total of ~~W~~115 million in excess was paid for the year in accordance with the retirement pay limit.

Retirement pay

•  Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (4 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

(1)	Mssrs. Yong Kee Hwang, Yu Seoung Yin and Soo Youle Cha are former officers who retired from our company effective as of March 31, 2019.
(2)	Yong Bum Kim is a former officer who retired from our company effective as of August 10, 2019.

(5)	Stock options

Not applicable.

B.	Employees

As of December 31, 2019, we had 26,665 employees (excluding our directors). On average, our male employees have served 10.9 years and our female employees have served 8.9 years. The total amount of salary paid to our employees for the year ended December 31, 2019 based on income tax statements submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act was ~~W~~1,683,311 million for our male employees and ~~W~~292,400 million for our female employees. The following table provides details of our employees as of December 31, 2019:

(Unit: person, in millions of Won, year)

	Number of employees(1)	Total salary in 2019(2)(3)(4)	Average salary per capita(5)	Average years of service
Male	22,362	1,683,311	72	10.9
Female	4,270	292,400	53	8.9

Total	26,632	1,975,712	68	10.6

(1)	Includes part-time employees hired for temporary needs or to serve as temporary replacements for employees on parental leave.
(2)

Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the year ended December 31, 2019 was ~~W~~352,034 million and the per capita welfare benefit provided was ~~W~~13.2 million.

(3)	Based on income tax statements, which are submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act.
(4)	Includes incentive payments to employees who have transferred from our affiliated companies.
(5)	Calculated using the cumulative salary and the average number of employees (male: 23,394, female: 5,479) for the year ended December 31, 2019.

In December 2017, we were audited by the Ministry of Employment and Labor regarding our human resource practices (including in relation to employment contracts, hours of work, outsourcing and employees in pregnancy), and we were found to be in violation of certain provisions of the Labor Standard Act relating to overtime, night and holiday work. As a result, we were issued a corrective order in January 2018 and paid additional overtime wages of ~~W~~2,893 million to 16,106 administrative employees of our Paju facilities for their nighttime work between January 1, 2015 to December 31, 2017. In addition, we reviewed nighttime work records of our administrative employees outside of our Paju facilities during the same period and paid additional overtime wages of ~~W~~2,166 million to eligible employees. In order to prevent such violation from occurring again, we are periodically monitoring the nighttime work records of our employees.

From December 2017 to January 2018, we were audited by the Ministry of Employment and Labor regarding our human resource practices relating to temporary and part-time employees, and we were found to have omitted certain required information (including the number of break hours and vacation days) in the employment contracts of 82 temporary employees. As a result, we were assessed a fine of ~~W~~27 million, which we subsequently paid. In order to prevent such violation from occurring again, we have amended the relevant provisions of the applicable employment contracts.

19.	Other Matters

A.	Legal proceedings

We are a defendant in three separate civil lawsuits (comprising one damages claim in the United Kingdom filed by private plaintiffs, one damages claim in Israel filed by private plaintiffs and one unjust enrichment claim in the United States filed by the Commonwealth of Puerto Rico) filed against us and certain other TFT-LCD panel manufacturers in connection with alleged anticompetitive behavior of the defendants. In each of these cases, the amount being sought has not been determined, and no trial has been scheduled. While the expected outcome of each of these cases is unclear, we do not believe that any of these cases would have a material effect on our financial conditions. In August 2019, we also settled a civil lawsuit that was filed against us and certain other TFT-LCD panel manufacturers in connection with alleged anticompetitive behavior of the defendants by certain plaintiffs in the United Kingdom.

We are also a defendant in two patent infringement lawsuits (one in the United States and the other in Germany) filed against us by Solas OLED Ltd. In each of these cases, the amount being sought has not been determined. A court hearing has been scheduled for each of these cases for May 2020. The expected outcome of each of these cases is currently unclear.

B.	Material events subsequent to the reporting period

None.

C.	Material change in management

At our annual general meeting of shareholders held on March 20, 2020, Mr. Sang Beom Han resigned as a non-outside director, Mr. James (Hoyoung) Jeong was newly appointed as a non-outside director and Donghee Suh was reappointed for another term as a non-outside director. At our meeting of the board of directors held on March 20, 2020, Mr. James (Hoyoung) Jeong was appointed as our Representative Director.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Opinion

We have audited the accompanying consolidated financial statements of LG Display Co., Ltd. and its subsidiaries (the “Group”), which comprise the consolidated statements of financial position of the Group as of December 31, 2019 and 2018, the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2019 and 2018, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements as of and for the year ended December 31, 2019. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

(i)	Assessment of impairment of non-financial assets including goodwill

As discussed in Notes 3 (k), 9 and 10, Group’s non-financial assets, including goodwill amounts to ~~W~~22,961,093 million as of December 31, 2019. Due to the significant changes in the Group’s business during 2019, the Group determined that a change in its cash generating units (“CGU”) is appropriate. As a result, the Group’s CGU was changed from a single CGU to three CGUs, namely Display, Display (AD PO) and Lighting, with goodwill allocated to Display and Lighting CGUs, respectively. For CGUs to which goodwill is allocated, the Group performs impairment test on an annual basis regardless of whether an indicator for impairment exists. For CGUs to which goodwill is not allocated, the Group performs impairment test when there is an indication of impairment. The recoverable amount used in impairment tests as of December 31, 2019 is value in use based on discounted cash flow model which uses the expected future cash flows including assumptions that involved a high degree of management judgment. In 2019, the Group recognized impairment losses of ~~W~~1,395,655 million and ~~W~~230,867 million for the Display (AD PO) CGU and Lighting CGU, respectively.

We identified the assessment of impairment of non-financial assets including goodwill as a key audit matter. Determination of change in CGUs as well as allocation of assets among different CGUs require management’s significant judgment. In addition, for the CGUs of Display and Display (AD PO), revenue and operating expense forecasts over the period which management projected, growth rates for subsequent years (“terminal growth rate”) and discount rate used to estimate value in use were challenging to test as minor changes to those assumptions would have a significant effect on the Group’s assessment whether goodwill and machinery and equipment were impaired.

The primary procedures we performed to address this key audit matter included:

•

We tested certain internal controls over the Group’s non-current assets impairment assessment process, including controls related to determination of cash generating units, and the development of revenue and operating expenses forecast, terminal growth rate and discount rate assumptions.

•	We evaluated the factors considered in the Group’s determination CGUs against supporting evidence.

•	We verified the accuracy of allocation of Group’s assets including corporate assets and goodwill to each CGU.

•	We compared the Group’s historical revenue forecasts to actual results to assess the Group’s ability to accurately forecast.

•	We evaluated the revenue forecasts and operating expense used to determine the value in use by comparison with the financial budgets approved by the board of directors.

•	We performed sensitivity analysis over the terminal growth rate and discount rate assumptions to assess their impact on the Group’s impairment assessment.

•

We involved our valuation professionals with specialized skills and knowledge who assisted us in evaluating the appropriateness of the discounted cash flow model used by management, the discount rate by checking the source information underlying the determination of the discount rates, and testing the mathematical accuracy of the calculation.

(ii)	Assessment of recoverability of deferred tax assets in Korea

As discussed in Note 24 to the consolidated financial statements, the Group had ~~W~~1,715,912 million of deferred tax assets and ~~W~~549,056 million of unrecognized tax benefit as of December 31, 2019, primarily related to Korea. The deferred tax assets arise primarily due to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as, unused tax losses and tax credit carryforwards. The assessment of the realizability of these deferred tax assets is dependent on the generation of future taxable income of the Group. Changes in assumptions regarding forecasted taxable income could have a significant impact on the amount of deferred tax assets recognized and unrecognized tax benefit.

We identified the assessment of the realizability of the deferred tax assets as a key audit matter because it involves high degree of subjective auditor judgment in assessing the significant assumptions and judgments that are reflected in estimating future taxable profits over the periods in which the above mentioned differences become deductible, or within the periods before the unused tax losses and tax credit forwards expire. This subjectivity is primarily driven by the Group’s assumptions in revenue and operating expense, which are used to estimate the forecasted taxable income in the future.

The primary procedures we performed to address this key audit matter included:

•

We tested certain internal controls relating to the Group’s deferred tax assets realizability assessment process, including controls related to the development of assumptions in determining the forecasted taxable income for each year.

•	We evaluated the Group’s estimates of revenue and operating expense, by comparing them with the financial budgets approved by the board of directors and historical performance.

•	We compared the forecasts of taxable income and timing of utilization of deferred tax assets in prior year to actual results to assess the Group’s ability to accurately forecast.

•	We also evaluated the Group’s history of realizing deferred tax assets by evaluating the expiration of unused tax losses

•	We involved tax professionals with specialized skills and knowledge who assisted in assessing the Group’s tax adjustments and feasibility of planned tax strategies affecting deferred tax.

Other matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing these consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether theses consolidated financial statements as a whole are free from material misstatements, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, then we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Sang Hyun Han.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 11, 2020

This report is effective as of March 11, 2020, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2019 and 2018

(In millions of won)	Note	December 31, 2019		December 31, 2018
Assets
Cash and cash equivalents	4, 26	~~W~~	3,336,003	2,365,022
Deposits in banks	4, 26		78,757	78,400
Trade accounts and notes receivable, net	5, 14, 26, 29		3,154,080	2,829,163
Other accounts receivable, net	5, 26		474,048	169,313
Other current financial assets	6, 26		70,945	46,301
Inventories	7		2,051,155	2,691,203
Prepaid income taxes			114,143	4,516
Non-current assets held for sale	31		—	70,161
Other current assets	5		969,184	546,048

Total current assets			10,248,315	8,800,127
Deposits in banks	4, 26		11	11
Investments in equity accounted investees	8		109,611	113,989
Other non-current accounts receivable, net	5, 26		9,072	11,448
Other non-current financial assets	6, 26		111,510	144,214
Property, plant and equipment, net	9, 17, 27		22,087,645	21,600,130
Intangible assets, net	10, 17		873,448	987,642
Deferred tax assets	24		1,727,122	1,136,166
Employee benefits assets, net	12		127,252	—
Other non-current assets	5		280,577	381,983

Total non-current assets			25,326,248	24,375,583

Total assets		~~W~~	35,574,563	33,175,710

Liabilities
Trade accounts and notes payable	26, 29	~~W~~	2,618,261	3,087,461
Current financial liabilities	11, 26, 27		1,977,084	1,553,907
Other accounts payable	26		4,397,121	3,566,629
Accrued expenses			675,270	633,346
Income tax payable			120,034	105,900
Provisions	13		189,525	98,254
Advances received	14		925,662	834,010
Other current liabilities	13		82,019	74,976

Total current liabilities			10,984,976	9,954,483
Non-current financial liabilities	11, 26, 27		11,612,910	7,030,628
Non-current provisions	13		67,118	32,764
Defined benefit liabilities, net	12		1,338	45,360
Long-term advances received	14		320,582	1,114,316
Deferred tax liabilities	24		11,210	15,087
Other non-current liabilities	13		88,148	96,826

Total non-current liabilities			12,101,306	8,334,981

Total liabilities			23,086,282	18,289,464

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			7,503,312	10,239,965
Reserves	15		(203,021)	(300,968)

Total equity attributable to owners of the Controlling Company			11,340,483	13,979,189

Non-controlling interests			1,147,798	907,057

Total equity			12,488,281	14,886,246

Total liabilities and equity		~~W~~	35,574,563	33,175,710

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2019 and 2018

(In millions of won, except earnings per share)	Note	2019		2018
Revenue	16, 17, 29	~~W~~	23,475,567	24,336,571
Cost of sales	7, 18, 29		(21,607,240)	(21,251,305)

Gross profit			1,868,327	3,085,266
Selling expenses	19		(1,057,753)	(832,963)
Administrative expenses	19		(947,978)	(938,214)
Research and development expenses			(1,221,978)	(1,221,198)

Operating profit (loss)			(1,359,382)	92,891

Finance income	22		276,732	254,131
Finance costs	22		(443,247)	(326,893)
Other non-operating income	21		1,267,251	1,003,038
Other non-operating expenses	21		(3,097,743)	(1,115,233)
Equity in income of equity accounted investees, net	8		12,147	700

Loss before income tax			(3,344,242)	(91,366)
Income tax expense (benefit)	23		(472,164)	88,077

Loss for the year			(2,872,078)	(179,443)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12, 23		128,640	5,690
Other comprehensive income from associates			238	20
Related income tax	12, 23		(35,235)	(1,169)

			93,643	4,541
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	22, 23		106,690	(19,987)
Other comprehensive income from associates	23		3,925	37

			110,615	(19,950)

Other comprehensive income (loss) for the year, net of income tax			204,258	(15,409)

Total comprehensive loss for the year		~~W~~	(2,667,820)	(194,852)

Profit (loss) attributable to:
Owners of the Controlling Company			(2,829,705)	(207,239)
Non-controlling interests			(42,373)	27,796

Loss for the year		~~W~~	(2,872,078)	(179,443)

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company			(2,636,948)	(215,386)
Non-controlling interests			(30,872)	20,534

Total comprehensive loss for the year		~~W~~	(2,667,820)	(194,852)

Loss per share (in won)
Basic and diluted loss per share	25	~~W~~	(7,908)	(579)

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2019 and 2018

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Retained earnings	Reserves	Sub-total	Non-controlling interests	Total equity
Balances at January 1, 2018	~~W~~	1,789,079	2,251,113	10,621,571	(288,280)	14,373,483	608,027	14,981,510

Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	(207,239)	—	(207,239)	27,796	(179,443)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	4,521	—	4,521	—	4,521
Foreign currency translation differences		—	—	—	(12,725)	(12,725)	(7,262)	(19,987)
Other comprehensive income from associates		—	—	20	37	57	—	57

Total other comprehensive income (loss)		—	—	4,541	(12,688)	(8,147)	(7,262)	(15,409)

Total comprehensive income (loss) for the year	~~W~~	—	—	(202,698)	(12,688)	(215,386)	20,534	(194,852)

Transaction with owners, recognized directly in equity
Dividends to share holders		—	—	(178,908)	—	(178,908)	—	(178,908)
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(53,107)	(53,107)
Capital contribution from non-controlling interests		—	—	—	—	—	331,603	331,603

Balances at December 31, 2018	~~W~~	1,789,079	2,251,113	10,239,965	(300,968)	13,979,189	907,057	14,886,246

Balances at January 1, 2019	~~W~~	1,789,079	2,251,113	10,239,965	(300,968)	13,979,189	907,057	14,886,246

Total comprehensive income (loss) for the year
Loss for the year		—	—	(2,829,705)	—	(2,829,705)	(42,373)	(2,872,078)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	93,405	—	93,405	—	93,405
Foreign currency translation differences		—	—	—	95,189	95,189	11,501	106,690
Other comprehensive income from associates		—	—	238	3,925	4,163	—	4,163

Total other comprehensive income		—	—	93,643	99,114	192,757	11,501	204,258

Total comprehensive income (loss) for the year	~~W~~	—	—	(2,736,062)	99,114	(2,636,948)	(30,872)	(2,667,820)

Transaction with owners, recognized directly in equity
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(6,541)	(6,541)
Capital contribution from non-controlling interests and others		—	—	(591)	(1,167)	(1,758)	278,154	276,396

Balances at December 31, 2019	~~W~~	1,789,079	2,251,113	7,503,312	(203,021)	11,340,483	1,147,798	12,488,281

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2019 and 2018

(In millions of won)	Note	2019		2018
Cash flows from operating activities:
Loss for the year		~~W~~	(2,872,078)	(179,443)
Adjustments for:
Income tax expense (benefit)	23		(472,164)	88,077
Depreciation and amortization	9,10,18		3,695,051	3,554,565
Gain on foreign currency translation			(103,460)	(84,643)
Loss on foreign currency translation			171,966	138,452
Expenses related to defined benefit plans	12, 20		162,997	179,880
Gain on disposal of property, plant and equipment			(35,788)	(6,620)
Loss on disposal of property, plant and equipment			40,897	15,048
Impairment loss on property, plant and equipment			1,550,430	43,601
Gain on disposal of intangible assets			(552)	(239)
Loss on disposal of intangible assets			139	—
Impairment loss on intangible assets			249,450	82
Reversal of impairment loss on intangible assets			(960)	(348)
Impairment loss on other assets			3,602	—
Gain on disposal of non-current assets held for sale			(8,353)	—
Expense on increase of provisions			419,720	234,928
Finance income			(186,707)	(101,313)
Finance costs			338,419	173,975
Equity in income of equity method accounted investees, net	8		(12,147)	(700)
Other income			(20,416)	(3,310)
Other expenses			4,451	593

			5,796,575	4,232,028
Changes in:
Trade accounts and notes receivable			(1,007,373)	1,304,963
Other accounts receivable			(49,443)	(56,870)
Inventories			632,359	(449,901)
Lease receivables			6,617	—
Other current assets			(288,770)	(249,968)
Other non-current assets			(38,608)	(61,164)
Trade accounts and notes payable			(394,564)	267,358
Other accounts payable			2,035,750	(111,053)
Accrued expenses			11,787	(194,394)
Provisions			(294,096)	(217,984)
Other current liabilities			(214,675)	78,849
Defined benefit liabilities, net			(65,681)	(224,335)
Long-term advances received			63,672	948,276
Other non-current liabilities			7,045	24,510

			404,020	1,058,287
Cash generated from operating activities			3,328,517	5,110,872
Income taxes paid			(252,812)	(486,549)
Interests received			47,276	71,819
Interests paid			(416,436)	(212,019)

Net cash provided by operating activities		~~W~~	2,706,545	4,484,123

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2019 and 2018

(In millions of won)	Note	2019		2018
Cash flows from investing activities:
Dividends received		~~W~~	7,502	5,272
Increase in deposits in banks			(114,557)	(775,239)
Proceeds from withdrawal of deposits in banks			114,200	1,454,561
Acquisition of financial assets at fair value through profit or loss			(708)	(431)
Proceeds from disposal of financial asset at fair value through profit or loss			452	—
Acquisition of financial assets at fair value through other comprehensive income			(21)	—
Proceeds from disposal of financial assets at fair value through other comprehensive income			107	6
Acquisition of investments in equity accounted investees			—	(14,732)
Proceeds from disposal of investments in equity accounted investees			16,738	4,527
Acquisition of property, plant and equipment			(6,926,985)	(7,942,210)
Proceeds from disposal of property, plant and equipment			335,446	142,088
Acquisition of intangible assets			(540,996)	(480,607)
Proceeds from disposal of intangible assets			2,468	960
Government grants received			248,124	1,210
Proceeds from disposal of non-current assets held for sale			81,351	—
Receipt from settlement of derivatives			21,752	2,026
Increase in short-term loans			(8,725)	(7,700)
Proceeds from collection of short-term loans			19,881	15,968
Increase in long-term loans			(6,465)	(36,580)
Increase in deposits			(30,680)	(58,794)
Decrease in deposits			5,307	4,136
Proceeds from disposal of emission rights			20,416	10,200

Net cash used in investing activities			(6,755,393)	(7,675,339)

Cash flows from financing activities:	28
Proceeds from short-term borrowings			1,841,008	552,164
Repayments of short-term borrowings			(1,154,911)	(552,884)
Proceeds from issuance of bonds			1,323,251	828,169
Proceeds from long-term borrowings			4,341,087	3,882,958
Repayments of current portion of long-term borrowings and bonds			(1,567,818)	(1,859,098)
Payment of lease liabilities			(64,570)	—
Capital contribution from non-controlling interests			276,396	331,603
Subsidiaries’ dividends distributed to non-controlling interests			(6,541)	(51,085)
Dividends paid			—	(178,908)

Net cash provided by financing activities			4,987,902	2,952,919

Net increase (decrease) in cash and cash equivalents			939,054	(238,297)
Cash and cash equivalents at January 1			2,365,022	2,602,560
Effect of exchange rate fluctuations on cash held			31,927	759

Cash and cash equivalents at December 31		~~W~~	3,336,003	2,365,022

See accompanying notes to the consolidated financial statements.

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of December 31, 2019, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2019, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2019, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2019, there are 19,545,920 ADSs outstanding.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2019

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell display products	USD	411
LG Display Germany GmbH	Eschborn, Germany	100%	December 31	November 5, 1999	Sell display products	EUR	1
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell display products	JPY	95
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell display products	NTD	116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture display products	CNY	3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell display products	CNY	4
LG Display Poland Sp. z o.o.(*1)	Wroclaw, Poland	100%	December 31	September 6, 2005	Manufacture display products	PLN	511
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture display products	CNY	1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell display products	CNY	4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell display products	USD	1.1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture and sell LCD module and LCD monitor sets	CNY	116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	April 19, 2010	Manufacture display products	CNY	1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Provide janitorial services	KRW	800
LG Display (China) Co., Ltd.	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell display products	CNY	8,232
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD	9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell display products	CNY	1.2
Global OLED Technology, LLC	Herndon, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD	138
LG Display Vietnam Haiphong Co., Ltd.(*2)	Haiphong, Vietnam	100%	December 31	May 5, 2016	Manufacture display products	USD	600
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY	637
LG DISPLAY FUND I LLC(*3)	Wilmington, U.S.A.	100%	December 31	May 1, 2018	Invest in venture business and acquire technologies	USD	6
LG Display High-Tech (China) Co., Ltd. (*4)	Guangzhou, China	75%	December 31	July 11, 2018	Manufacture and sell display products	CNY	14,570
Money Market Trust	Seoul, South Korea	100%	December 31	—	Money market trust	KRW	34,700

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2019, Continued

(*1)	On July 1, 2019, LG Display Poland Sp. z o.o. commenced the liquidation process.
(*2)	For the year ended December 31, 2019, the Controlling Company contributed ~~W~~342,680 million in cash for the capital increase of LG Display Vietnam Haiphong Co., Ltd. (“LGDVN”).
(*3)	For the year ended December 31, 2019, the Controlling Company contributed ~~W~~4,073 million in cash for the capital increase of LG DISPLAY FUND I LLC.
(*4)

For the year ended December 31, 2019, the Controlling Company contributed ~~W~~1,045,393 million in cash for the capital increase of LG Display High-Tech (China) Co., Ltd. (“LGDCO”). Meanwhile, additional contribution from LG Display Guangzhou Co., Ltd. and non-controlling interest amounted to ~~W~~32,329 million and ~~W~~276,396 million, respectively. The Group’s ownership percentage in LGDCO increased from 69% to 75% as a result of these additional investments.

~~W~~11,120 million and ~~W~~90,281 million are attributable to the Controlling Company over the distributed dividends from consolidated subsidiaries for the years ended December 31, 2019 and 2018, respectively.

1.	Reporting Entity, Continued

(c)	Summary of financial information of subsidiaries as of and for the years ended December 31, 2019 and 2018 is as follows:

(In millions of won)	December 31, 2019				2019
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	961,070	942,860	18,210	9,669,140	5,366
LG Display Germany GmbH		404,852	392,824	12,028	1,715,627	5,451
LG Display Japan Co., Ltd.		296,106	290,976	5,130	2,268,430	1,641
LG Display Taiwan Co., Ltd.		473,177	457,469	15,708	1,455,596	1,671
LG Display Nanjing Co., Ltd.		1,239,381	575,137	664,244	1,428,020	13,046
LG Display Shanghai Co., Ltd.		297,068	279,362	17,706	1,001,478	7,182
LG Display Poland Sp. z o.o.		160,385	228	160,157	7,904	(3,440)
LG Display Guangzhou Co., Ltd.		2,893,673	1,949,732	943,941	2,582,137	100,726
LG Display Shenzhen Co., Ltd.		134,575	123,641	10,934	445,691	4,163
LG Display Singapore Pte. Ltd.		517,449	511,962	5,487	1,140,952	2,006
L&T Display Technology (Fujian) Limited		342,450	272,489	69,961	1,153,099	8,008
LG Display Yantai Co., Ltd.		886,198	498,890	387,308	1,273,553	34,044
Nanumnuri Co., Ltd.		5,243	3,537	1,706	22,529	292
LG Display (China) Co., Ltd.		2,026,541	329,133	1,697,408	1,978,487	(164,764)
Unified Innovative Technology, LLC		3,976	—	3,976	—	(1,104)
LG Display Guangzhou Trading Co., Ltd.		377,295	370,665	6,630	1,250,110	4,396
Global OLED Technology, LLC		81,481	21,004	60,477	8,380	(5,220)
LG Display Vietnam Haiphong Co., Ltd.		3,367,337	2,878,707	488,630	1,261,053	(253,694)
Suzhou Lehui Display Co., Ltd.		219,974	94,615	125,359	350,870	6,682
LG DISPLAY FUND I LLC		589	39	550	—	(3,532)
LG Display High-Tech (China) Co., Ltd.		6,606,874	4,188,766	2,418,108	40,766	12,503

	~~W~~21,295,694		14,182,036	7,113,658	29,053,822	(224,577)

1.	Reporting Entity, Continued

(In millions of won)	December 31, 2018				2018
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	1,048,112	1,035,975	12,137	8,985,127	7,268
LG Display Germany GmbH		451,328	444,676	6,652	1,780,233	4,322
LG Display Japan Co., Ltd.		374,356	370,860	3,496	2,388,644	2,359
LG Display Taiwan Co., Ltd.		294,103	280,794	13,309	1,558,166	2,653
LG Display Nanjing Co., Ltd.		1,397,886	758,499	639,387	1,738,895	55,623
LG Display Shanghai Co., Ltd.		931,773	921,289	10,484	994,258	5,977
LG Display Poland Sp. z o.o.		165,079	5,308	159,771	38,437	249
LG Display Guangzhou Co., Ltd.		2,689,670	1,860,804	828,866	2,366,355	293,222
LG Display Shenzhen Co., Ltd.		50,337	43,636	6,701	1,370,364	3,386
LG Display Singapore Pte. Ltd.		152,768	149,405	3,363	1,099,288	2,471
L&T Display Technology (Fujian) Limited		293,025	231,955	61,070	1,156,111	(1,937)
LG Display Yantai Co., Ltd.		1,336,692	989,121	347,571	1,459,165	53,480
Nanumnuri Co., Ltd.		5,171	3,757	1,414	22,964	295
LG Display (China) Co., Ltd.		2,780,364	932,526	1,847,838	2,573,254	106,269
Unified Innovative Technology, LLC		4,898	3	4,895	—	(986)
LG Display Guangzhou Trading Co., Ltd.		485,800	483,502	2,298	807,536	1,266
Global OLED Technology, LLC		81,922	18,537	63,385	7,962	(5,232)
LG Display Vietnam Haiphong Co., Ltd.		2,342,774	1,963,922	378,852	871,755	60,923
Suzhou Lehui Display Co., Ltd.		212,138	95,359	116,779	365,914	5,018
LG DISPLAY FUND I LLC		7	—	7	—	(2,242)
LG Display High-Tech (China) Co., Ltd.		3,258,830	2,208,244	1,050,586	—	(10,152)

	~~W~~	18,357,033	12,798,172	5,558,861	29,584,428	584,232

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, Etc., these consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

The consolidated financial statements were authorized for issuance by the Board of Directors on January 30, 2020, which will be submitted for approval to the shareholders’ meeting to be held on March 20, 2020.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

•	net defined benefit liabilities (employee benefits assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

Each subsidiary’s financial statements within the Group are presented in the subsidiary’s functional currency, which is the currency of the primary economic environment in which each subsidiary operates. The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Financial instruments (Note 3(f))

•	Intangible assets (Note 3(k), 10)

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Provisions (Note 3(m), 13)

•	Inventories (Note 3(e), 7)

•	Property, Plant and Equipment (Note 9)

•	Intangible assets (Note 10)

•	Employee benefits (Note 12)

•	Deferred tax assets and liabilities (Note 24)

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in the preparation of its consolidated financial statements are as follows:

(a)	Changes in Accounting Policies

The Group has initially applied K-IFRS No. 1116, Leases, from January 1, 2019. A number of other new standards are effective from January 1, 2019 but they do not have a material effect on the Group’s consolidated financial statements.

In application of K-IFRS No. 1116, Leases, from January 1, 2019, the Group used the modified retrospective approach, under which right-of-use assets and lease liabilities are recognized in equal amount. Accordingly, the comparative information presented for 2018 is presented, as previously reported, under K-IFRS No. 1017 and relative interpretations. The disclosure requirements in K-IFRS No. 1116 have not been applied to comparative information. The details of the changes in accounting policies are disclosed below.

i)	Definition of a lease

Previously, the Group determined at contract inception whether an arrangement was or contained a lease under K-IFRS No. 2104, Determining Whether an Arrangement contains a Lease. For contracts entered into or changed on or after January 1, 2019, the Group assesses whether a contract is or contains a lease based on the definition of a lease under K-IFRS No. 1116 as described in Note 27.

On adoption of K-IFRS No. 1116, as of January 1, 2019, the Group applied the practical expedient to grandfather the assessment of which transactions are leases for existing contracts. The Group applied K-IFRS No. 1116 only to contracts that were previously identified as leases.

ii)	Accounting as a lessee

As a lessee, the Group leases buildings, vehicles, machinery, equipment and others. The Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Group. Under K-IFRS No. 1116, the Group recognizes right-of-use assets and lease liabilities for most of these leases on the consolidated statement of financial position.

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of its relative stand-alone price.

Leases	classified as operating leases under K-IFRS No. 1017

The Group classified its leases of buildings, vehicles, machinery, equipment and others as operating leases under K-IFRS No. 1017. On adoption of K-IFRS No. 1116, for these leases, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate as at January 1, 2019 (see Note 27). Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid lease payments.

The Group used following practical expedients when applying K-IFRS No. 1116 to leases previously classified as operating leases under K-IFRS No. 1017:

•	did not recognize right-of-use assets and liabilities for leases for which the lease term ends within 12 months of the date of initial application;

•	did not recognize right-of-use assets and liabilities for leases of low value assets;

•	excluded initial direct costs from the measurement of the right-of-use asset at the date of initial application; and

•	used hindsight when determining the remaining lease term.

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

iii)	Accounting as a lessor

The Group leases out its own property and right-of-use assets. The Group classified these leases as operating leases or finance leases based on their characteristics.

The Group is not required to make any adjustments on transition for leases as a lessor, except for sub-lease provided with the right-of-use assets.

Under K-IFRS 1017, the head lease and sub-lease contracts were classified as operating leases. On adoption of K-IFRS 1116, the right-of-use assets recognized from the head leases are presented in property, plant and equipment, and measured at fair value at that date. The Group assessed the classification of the sub-lease contracts with reference to the underlying asset, and concluded that they are finance leases.

The Group applied K-IFRS No. 1115 to allocate consideration in the contract to each lease and non-lease component.

iv)	Impact on the consolidated financial statements

Impacts on adoption

On adoption of K-IFRS No. 1116, the Group recognized additional right-of-use assets and additional lease liabilities as below:

(In millions of won)
	January 1, 2019
Right-of-use assets presented in property, plant and equipment	~~W~~	142,040
Prepaid expenses		(61,570)
Lease receivable		34,649
Lease liabilities		115,119

When measuring lease liabilities at January 1, 2019 for leases that were classified as operating leases in accordance with K-IFRS No. 1017, the Group discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average discount rate applied is 3.36%.

(In millions of won)
	January 1, 2019
Amount of operating lease commitments at December 31, 2018	~~W~~	119,659
Discounted using the incremental borrowing rate at January 1, 2019		115,614
Finance lease liabilities recognized as at December 31, 2018		—
— Recognition exemption for lease of low-value assets		(262)
— Recognition exemption for leases with less than 12 months of lease term at adoption		(233)
Lease liabilities recognized at January 1, 2019		115,119

3.	Summary of Significant Accounting Policies, Continued

(b)	Consolidation

(i)	Business Combinations

The Group accounts for business combinations using the acquisition method except for a combination of entities or businesses under common control. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. If the aggregate sum of consideration transferred and non-controlling interest exceeds the fair value of identifiable net asset, the Group recognizes goodwill; if not, then the Group recognizes gain on a bargain purchase. Any goodwill that arises is tested annually for impairment. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities in accordance with K-IFRS No. 1032 and K-IFRS No. 1109. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

(ii)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(iii)	Non-controlling interests

Non-controlling interests (“NCI”) are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date. Profit or loss and other comprehensive income (loss) of subsidiaries are attributed to owners of the Controlling Company and non-controlling interests.

Changes in the Group’s interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

(iv)	Loss of Control

If the Controlling Company loses control of subsidiaries, the Controlling Company derecognizes the assets and liabilities of the former subsidiaries from the consolidated statement of financial position and recognizes the gain or loss associated with the loss of control attributable to the former controlling interest. Meanwhile, the Controlling Company recognizes any investment retained in the former subsidiaries at its fair value when control is lost.

3.	Summary of Significant Accounting Policies, Continued

(b)	Consolidation, Continued

(v)	Associates and joint ventures (equity method investees)

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the parties have joint control, whereby the parties has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Investments in associates and joint ventures are initially recognized at cost and subsequently accounted for using the equity method of accounting. The carrying amount of investments in associates and joint ventures is increased or decreased to recognize the Group’s share of the profits or losses and changes in the Group’s proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment.

If an associate or a joint venture uses accounting policies different from those of the Controlling Company for like transactions and events in similar circumstances, appropriate adjustments are made to the consolidated financial statements. As of and during the periods presented in the consolidated financial statements, no adjustments were made in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

(vi)	Transactions eliminated on consolidation

Intra-group balances and transactions, including income and expenses and any unrealized income and expenses and balance of trade accounts and notes receivable and payable arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

3.	Summary of Significant Accounting Policies, Continued

(c)	Foreign Currency Transaction and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on an investment in equity securities designated as at FVOCI and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (costs) in the consolidated statement of comprehensive income (loss) and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the consolidated statement of comprehensive income (loss). Foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income (loss).

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods. The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy are translated to the Group’s functional currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the Group’s functional currency at exchange rates at the dates of the transactions and foreign currency differences are recognized in other comprehensive income (loss). Relevant proportionate shares of foreign currency differences are allocated to the controlling interests and non-controlling interests. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the at each reporting date’s exchange rate.

(d)	Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

3.	Summary of Significant Accounting Policies, Continued

(e)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(f)	Financial Instruments

(i)	Non-derivative financial assets

Recognition and initial measurement

Trade receivables and debt securities issued are initially recognized when they are originated. All other financial assets are recognized in statement of financial position when, and only when, the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

i)	Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI – debt investment; FVOCI – equity investments; or FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the subsequent reporting period following the change in the business model.

A financial asset is measured as at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

On initial recognition of an equity investments that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured as at FVTPL. This includes all derivative financial assets. At initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

ii)	Financial assets: business model

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•

the stated policies and objectives for the portfolio and the operation of those policies in practice (these include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets);

•	how the performance of the portfolio is evaluated and reported to the Group’s management;

•	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed; and

•	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transaction that do not qualify for derecognition are not considered sale for this purpose.

A financial asset that is held for trading or is managed and whose performance is evaluated on a fair value basis is measured at FVTPL.

iii)	Financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

For the purpose of the assessment, “principal” is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and cost (e.g. liquidity risk and administrative costs), as well as profit margin.

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers.

•	contingent events that would change the amount or timing of cash flows:

•	terms that may adjust the contractual coupon rate, including variable-rate features;

•	prepayment and extension features; and

•	terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features)

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest or the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract.

Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued but unpaid contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

iv)	Financial assets: Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

Derecognition

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or it transfers or does not retain substantially all the risks and rewards of ownership of a transferred asset, and does not retain control of the transferred asset.

If the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset.

Offset

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

(ii)	Non-derivative financial liabilities

The Group classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as at FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2019, non-derivative financial liabilities comprise borrowings, bonds, trade accounts and notes payable, other accounts payable and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii)	Share Capital

The Group issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv)	Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Hedge Accounting

If necessary, the Group designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

i)	Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income (loss). The Group discontinues fair value hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instrument expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting.

ii)	Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Group discontinues cash flow hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instruments expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Other derivative financial instruments

Other derivative financial instruments are measured at fair value and changes of their fair value are recognized in profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(g)	Property, Plant and Equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii)	Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii)	Depreciation

Depreciation is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	2, 4, 12
Right-of-use assets	(*)

(*)	The Group depreciates the right-of-use assets from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term on a straight-line basis.

3.	Summary of Significant Accounting Policies, Continued

(h)	Borrowing Costs

The Group capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

3.	Summary of Significant Accounting Policies, Continued

(i)	Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i)	Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii)	Grants for compensating the Group’s expenses incurred

A government grant that compensates the Group for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii)	Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Group with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(j)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i)	Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Group’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

3.	Summary of Significant Accounting Policies, Continued

(j)	Intangible Assets, Continued

(ii)	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred. Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized as intangible assets only if the Group can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits (among other things, the Group can demonstrate the usefulness of the intangible asset by existence of a market for the output of the intangible asset or the intangible asset itself if it is to be used internally),

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii)	Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv)	Subsequent costs

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific intangible asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

3.	Summary of Significant Accounting Policies, Continued

(j)	Intangible Assets, Continued

(v)	Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7, 10
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*)

Capitalized development costs are amortized over the useful lives considering the life cycle of the developed products. Amortization of capitalized development costs are recognized in research and development expenses in the consolidated statement of comprehensive income (loss).

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(k)	Impairment

(i)	Financial assets

Financial instruments and contract assets

The Group recognizes loss allowance for financial assets measured at amortized cost and debt investments at FVOCI at the ‘expected credit loss’ (ECL).

The Group recognizes a loss allowance for the life-time expected credit losses except for following, which are measured at 12-month ECLs:

•	debt securities that are determined to have low credit risk at the reporting date; and

•

other debt securities and bank deposits for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both qualitative and quantitative information and analysis, based on the Group’s historical experience and informed credit assessment including forward-looking information.

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of the ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

Estimation of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured using the present value of the difference between the contractual cash flows and the expected contractual cash flows. The expected credit losses are discounted using effective interest rate of the financial assets.

Credit-impaired financial assets

At each reporting period-end, the Group assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the issuer or the borrower;

•

the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

•	it is probable that the borrower will enter bankruptcy or other financial reorganization; or

•	the disappearance of an active market for a security because of financial difficulties.

Presentation of loss allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt securities at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI instead of reducing the carrying amount of financial assets in the consolidated statement of financial position.

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations for recovering the financial asset in its entirety or a portion thereof. The Group assess whether there are reasonable expectations of recovering the contractual cash flows from customers and individually assess the timing and amount of write-off. The Group expects no significant recovery from the amount written-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

(ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year.

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs. The cash-generating unit (“CGU”) is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized from the acquisition cost. An impairment loss in respect of goodwill is not reversed.

3.	Summary of Significant Accounting Policies, Continued

(l)	Leases

The Group applied K-IFRS No. 1116 using the modified retrospective approach and therefore the comparative information is not restated and continues to be reported applying K-IFRS No. 1017 and K-IFRS No. 2104.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in K-IFRS No. 1116.

(i)	As a lessee—Policies from January 1, 2019

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of its relative stand-alone price. For certain leases, the Group accounts for the lease and non-lease components as a single lease component by applying the practical expedient not to separate non-lease components.

The Group recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at of before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

3.	Summary of Significant Accounting Policies, Continued

(l)	Leases, Continued

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured, the Group recognizes the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Group recognizes any remaining amount of the remeasurement in profit or loss.

The Group presents right-of-use assets in ‘property, plant and equipment’ and lease liabilities in ‘financial liabilities’ in the consolidated statement of financial position.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(ii)	As a lessor—Policies from January 1, 2019

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

3.	Summary of Significant Accounting Policies, Continued

(l)	Leases, Continued

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Group applies K-IFRS No. 1115 to allocate the consideration in the contract.

At the commencement date, the Group recognizes assets held under a finance lease in its statement of financial position and present them as a receivable at an amount equal to the net investment in the lease and recognize finance income over the lease term, based on a pattern reflecting a constant periodic rate of return on the lessor’s net investment in the lease.

The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

The accounting policies applicable to the Group as a lessor in the comparative period are not different from K-IFRS No. 1116 except for the classification of the sub-lease entered into during current reporting period that resulted in a finance lease classification.

(m)	Provisions

A provision is recognized as a result of a past event, if the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

3.	Summary of Significant Accounting Policies, Continued

(m)	Provisions, Continued

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for 18~36 months from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Group’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(n)	Non-current Assets Held for Sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily from sale rather than through continuing use. In order to be classified as held for sale, the asset (or disposal group) is available for immediate sale in its present condition and its sale is highly probable. The assets (or disposal groups) that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less costs to sell on initial classification. The Group recognizes an impairment loss for any subsequent decrease in fair value of the asset (or disposal group) for which an impairment loss was recognized on initial classification as held-for-sale and a gain for any subsequent increase in fair value in profit or losses, up to the cumulative impairment loss previously recognized.

The Group does not depreciate a non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale.

(o)	Employee Benefits

(i)	Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Group has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii)	Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

3.	Summary of Significant Accounting Policies, Continued

(o)	Employee Benefits, Continued

(iii)	Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees.

(iv)	Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Group’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Group determines the net interest expense (income) on the net defined benefit liability (employee benefits asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (employee benefits asset), taking into account any changes in the net defined benefit liability (employee benefits asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (employee benefits asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(v)	Termination benefits

The Group recognizes expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring involving the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, the Group measures the termination benefit with present value of future cash payments.

3.	Summary of Significant Accounting Policies, Continued

(p)	Revenue from contracts with customers

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts, volume rebates and other cash incentives paid to customers.

The Group recognizes revenue according to the five stage revenue recognition model (① Identifying the contract →② Identifying performance obligations →③ Determining transaction price →④ Allocating the transaction price to performance obligations →⑤ Recognizing revenue for performance obligations).

The Group generates revenue primarily from sale of display panels. Product revenue is recognized when a customer obtains control over the Group’s products, which typically occurs upon shipment or delivery depending on the terms of the contracts with the customer.

The Group includes return option in the sales contract of display panels with its customers and the consideration receivable from the customer is subject to change due to returns. The Group estimates an amount of variable consideration by using the expected value method which the Group expects to better predict the amount of consideration. The Group includes in the transaction price an amount of variable consideration estimated only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur during the return period when the uncertainty associated with the variable consideration is subsequently resolved. The Group recognizes a refund liability and an asset for its right to recover products from customers if the Group receives consideration from a customer and expects to refund some or all of that consideration to the customer. Sales taxes or value-added taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and are excluded from revenues in the consolidated statement of comprehensive income (loss).

(q)	Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in Note 17 to these consolidated financial statements.

(r)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including debt instruments measured at FVOCI), dividend income, gains on disposal of debt instruments measured at FVOCI, changes in fair value of financial assets at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, gain and losses from financial assets measured at FVTPL, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

3.	Summary of Significant Accounting Policies, Continued

(s)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Group offsets deferred tax assets and deferred tax liabilities if, and only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

(t)	Earnings (Loss) Per Share

The Controlling Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks such as convertible bonds and others.

3.	Summary of Significant Accounting Policies, Continued

(u)	New Standards and Amendments Not Yet Adopted, Continued

A number of new standards are effective for annual periods beginning after January 1, 2019 and earlier application is permitted; however, the Group has not early adopted the new or amended standards in preparing these consolidated financial statements:

The following amended standards and interpretations are not expected to have a significant impact on the Group’s consolidated financial statements:

•	Amendments to References to Conceptual Framework in K-IFRS Standards.;

•	Definition of a Business (Amendments to K-IFRS No. 1103, Business Combinations);

•	Definition of Material (Amendments to K-IFRS No. 1001, Presentation of Financial Statements and K-IFRS No. 1008, Accounting Policies, Changes in Accounting Estimates and Errors); and

•	K-IFRS No. 1117, Insurance Contracts.

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of December 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	3,336,003	2,365,022
Deposits in banks
Time deposits	~~W~~	1,500	4,318
Restricted deposits (*)		77,257	74,082

	~~W~~	78,757	78,400

Non-current assets
Deposits in banks
Restricted deposits (*)	~~W~~	11	11

	~~W~~	3,414,771	2,443,433

(*)

Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to enforce the Group’s investment plans upon the receipt of grants from Gumi city and Gyeongsangbuk-do, and others.

5.	Receivables and Other Assets

(a) Trade accounts and notes receivable as of December 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Due from third parties	~~W~~	2,576,391	2,305,368
Due from related parties		577,689	523,795

	~~W~~	3,154,080	2,829,163

(b) Other accounts receivable as of December 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Current assets
Non-trade receivables, net	~~W~~	463,614	159,238
Accrued income		10,434	10,075

	~~W~~	474,048	169,313

Non-current assets
Long-term non-trade receivables		9,072	11,448

	~~W~~	483,120	180,761

Due from related parties included in other accounts receivable, as of December 31, 2019 and 2018 are ~~W~~19,431 million and ~~W~~39,092 million, respectively.

5.	Receivables and Other Assets, Continued

(c) The aging of trade accounts and notes receivable, and other accounts receivable as of December 31, 2019 and December 31, 2018 are as follows:

(In millions of won)	December 31, 2019
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	3,119,914	208,086	(454)	(3,292)
1-15 days past due		34,626	3,512	(6)	(1)
16-30 days past due		—	598	—	(4)
31-60 days past due		—	61	—	—
More than 60 days past due		—	274,185	—	(25)

	~~W~~	3,154,540	486,442	(460)	(3,322)

(In millions of won)	December 31, 2018
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	2,807,598	177,689	(473)	(816)
1-15 days past due		21,558	3,148	(4)	(26)
16-30 days past due		454	441	—	(4)
31-60 days past due		30	96	—	(1)
More than 60 days past due		—	668	—	(434)

	~~W~~	2,829,640	182,042	(477)	(1,281)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)	2019			2018
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the period	~~W~~	477	1,281	1,632	1,311
(Reversal of) bad debt expense		(17)	2,041	(1,155)	(30)

Balance at the reporting date	~~W~~	460	3,322	477	1,281

5.	Receivables and Other Assets, Continued

(d) Other assets as of December 31, 2019 and December 31, 2018 are as follows:

(In millions of won)	December 31, 2019		December 31, 2018
Current assets
Advanced payments	~~W~~	6,203	13,259
Prepaid expenses		114,145	89,110
Value added tax refundable		826,730	436,190
Right to recover returned goods		22,106	7,489

	~~W~~	969,184	546,048

Non-current assets
Long-term prepaid expenses	~~W~~	272,835	381,983
Long-term advanced payments		7,742	—

	~~W~~	280,577	381,983

6.	Other Financial Assets

Other financial assets as of December 31, 2019 and 2018 are as follows:

(In millions of won)	December 31, 2019		December 31, 2018
Current assets
Financial assets at fair value through profit or loss
Derivatives(*)	~~W~~	34,036	13,059
Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	6	106
Financial asset carried at amortized cost
Deposits	~~W~~	9,585	17,020
Short-term loans		21,623	16,116
Lease receivables		5,695	—

	~~W~~	36,903	33,136

	~~W~~	70,945	46,301

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments
Intellectual Discovery, Ltd.	~~W~~	1,104	4,598
Kyulux, Inc.		1,889	2,460
Fineeva Co., Ltd.		4	286
ARCH Venture Fund Vlll, L.P.		6,302	6,337
Sierra Ventures Fund XII, L.P.		580	—

	~~W~~	9,879	13,681

Convertible bonds	~~W~~	1,544	1,327
Derivatives(*)		15,640	—

	~~W~~	27,063	15,008

Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	70	55
Financial assets carried at amortized cost
Deposits	~~W~~	21,451	74,103
Long-term loans		40,827	55,048
Lease receivables		22,099	—

	~~W~~	84,377	129,151

	~~W~~	111,510	144,214

(*)	Represents valuation gain from currency interest rate swap contracts related to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

Other financial assets issued by related parties as of December 31, 2018 is ~~W~~2,000 million.

7.	Inventories

Inventories as of December 31, 2019 and December 2018 are as follows:

(In millions of won)	December 31, 2019		December 31, 2018
Finished goods	~~W~~	730,009	1,084,297
Work-in-process		756,744	856,388
Raw materials		405,854	554,720
Supplies		158,548	195,798

	~~W~~	2,051,155	2,691,203

For the years ended December 31, 2019 and 2018, the amount of inventories recognized as cost of sales including inventory write-downs and usage of inventory write-downs included in cost of sales are as follows:

(In millions of won)	2019		2018
Inventories recognized as cost of sales	~~W~~	21,607,240	21,251,305
Including: inventory write-downs		472,885	313,180
Including: usage of inventory write-downs		(313,180)	(206,127)

There were no significant reversals of inventory write-downs recognized during the years ended December 31, 2019 and 2018.

8.	Investments in Equity Accounted Investees

(a) Associates as of December 31, 2019 are as follows:

(In millions of won)
Associates	Location	Fiscal year end	Date of incorporation	Business		2019				2018
						Percentage of ownership	Carrying amount			Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December 31	January 2005	Manufacture glass for display	%	40	~~W~~	50,697	%	40	~~W~~	47,823
INVENIA Co., Ltd. (*1)	Seongnam, South Korea	December 31	January 2001	Develop and manufacture equipment for display manufacture		—		—		13		4,166
WooRee E&L Co., Ltd. (*2)	Ansan, South Korea	December 31	June 2008	Manufacture LED back light unit packages		14		7,310		14		4,746
YAS Co., Ltd.	Paju, South Korea	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs		15		19,424		15		16,308
AVATEC Co., Ltd. (*3)	Daegu, South Korea	December 31	August 2000	Process and sell glass for display		14		19,929		17		23,441
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March 31	June 2008	Develop and manufacture tablet for kids		10		—		10		—
CYNORA GmbH (*4)	Bruchsal, Germany	December 31	March 2003	Develop organic emitting materials for displays and lighting devices		12		4,714		14		8,668

8.	Investments in Equity Accounted Investees, Continued

(In millions of won)
Associates	Location	Fiscal year end	Date of incorporation	Business		2019				2018
						Percentage of ownership	Carrying amount			Percentage of ownership	Carrying amount
Material Science Co., Ltd. (*5)	Seoul, South Korea	December 31	January 2014	Develop, manufacture, and sell materials for display	%	10	~~W~~	2,354	%	10	~~W~~	3,346
Nanosys Inc. (*6)	Milpitas, U.S.A.	December 31	July 2001	Develop, manufacture, and sell materials for display		4		5,183		4		5,491

							~~W~~	109,611			~~W~~	113,989

8.	Investments in Equity Accounted Investees, Continued

(*1)	During 2019, the Controlling Company disposed of the entire investments, 3,000,000 shares of common stock, in INVENIA Co., Ltd and recognized ~~W~~4,324 million of gain on disposal as finance income.
(*2)	During 2019, the Controlling Company recognized a reversal of impairment loss of ~~W~~1,535 million as finance income for the investments in WooRee E&L Co., Ltd.
(*3)

During 2019, the Controlling Company disposed of 650,000 shares of common stock in AVATEC Co., Ltd. As of December 31, 2019, the Controlling Company’s ownership percentage in AVATEC Co., LTD. is 14% and the Controlling Company recognized ~~W~~207 million of gain on disposal as finance income.

(*4)

During 2019, the Controlling Company recognized an impairment loss of ~~W~~3,954 million as finance cost for the investments in CYNORA GmbH. As of December 31, 2019, the Controlling Company’s ownership percentage in CYNORA GmbH decreased from 14% to 12% as the Controlling Company did not participate in the capital increase of CYNORA GmbH.

(*5)	During 2019, the Controlling Company recognized an impairment loss of ~~W~~736 million as finance cost for the investments in Material Science Co., Ltd.
(*6)	During 2019, the Controlling Company recognized a reversal of impairment loss of ~~W~~209 million as finance income for the investments in Nanosys Inc.

Although the Controlling Company’s respective share interests in WooRee E&L Co., Ltd., YAS Co., Ltd., AVATEC Co., Ltd., Arctic Sentinel, Inc., CYNORA GmbH, Material Science Co., Ltd. and Nanosys Inc. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

As of December 31, 2019, the market value of the Group’s share in WooRee E&L Co., Ltd., YAS Co., Ltd., and AVATEC Co., Ltd., all of which are listed in KOSDAQ, are ~~W~~7,310 million, ~~W~~39,300 million and ~~W~~15,380 million, respectively.

Dividends income recognized from equity method investees for the years ended December 31, 2019 and 2018 amounted to ~~W~~7,502 million and ~~W~~5,272 million, respectively.

8.	Investments in Equity Accounted Investees, Continued

(b)	Summary of financial information as of and for the years ended December 31, 2019 and 2018 of the significant associate is as follows:

(i) Paju Electric Glass Co., Ltd.

(In millions of won)	December 31, 2019		December 31, 2018
Total assets	~~W~~	195,815	194,021
Current assets		126,314	128,788
Non-current assets		69,501	65,233
Total liabilities		66,017	72,686
Current liabilities		51,625	66,797
Non-current liabilities		14,392	5,889
Revenue	~~W~~	346,434	384,144
Profit for the year		13,672	12,744
Other comprehensive income		9,933	2,612
Total comprehensive income		23,605	15,356

(c)	Reconciliation from financial information of the significant associate to its carrying value in the consolidated financial statements as of December 31, 2019 and 2018 is as follows:

(i) As of December 31, 2019

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Goodwill	Intra- group transaction	Impairment loss	Book value
Paju Electric Glass Co., Ltd.	~~W~~	129,798	40%	51,919	—	(789)	(433)	50,697

(ii) As of December 31, 2018

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Goodwill	Intra- group transaction	Book value
Paju Electric Glass Co., Ltd.	~~W~~	121,335	40%	48,534	—	(711)	47,823

8.	Investments in Equity Accounted Investees, Continued

(d)	Book value of other associates, in aggregate, as of December 31, 2019 and 2018 is as follows:

(i) As of December 31, 2019

(In millions of won)
	Book value		Net profit (loss) of associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Other associates	~~W~~	58,914	6,756	190	6,946

(ii) As of December 31, 2018

(In millions of won)
	Book value		Net profit (loss) of associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Other associates	~~W~~	66,166	(3,739)	(988)	(4,727)

8.	Investments in Equity Accounted Investees, Continued

(e)	Changes in investments in associates accounted for using the equity method for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
		2019
Company		January 1		Acquisition/ Disposal	Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Associates	Paju Electric Glass Co., Ltd.	~~W~~	47,823	—	(6,057)	5,391	3,973	(433)	50,697
	Others		66,166	(9,807)	(1,445)	6,756	190	(2,946)	58,914

		~~W~~	113,989	(9,807)	(7,502)	12,147	4,163	(3,379)	109,611

(In millions of won)
		2018
Company		January 1		Acquisition/ Disposal	Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Associates	Paju Electric Glass Co., Ltd.	~~W~~	46,511	—	(4,172)	4,439	1,045	—	47,823
	Others		75,996	12,592	(1,100)	(3,739)	(988)	(16,595)	66,166

		~~W~~	122,507	12,592	(5,272)	700	57	(16,595)	113,989

9.	Property, Plant and Equipment

(a) Changes in property, plant and equipment for the year ended December 31, 2019 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Right-of-use asset	Others	Total
Acquisition cost as of January 1, 2019	~~W~~	461,828	6,528,939	39,825,070	834,628	12,234,824	—	633,220	60,518,509
Accumulated depreciation as of January 1, 2019		—	(2,991,445)	(34,817,982)	(692,372)	—	—	(368,983)	(38,870,782)
Accumulated impairment loss as of January 1, 2019		—	(1,706)	(28,001)	—	(17,890)	—	—	(47,597)

Book value as of January 1, 2019	~~W~~	461,828	3,535,788	4,979,087	142,256	12,216,934	—	264,237	21,600,130

Recognition of right-of-use assets on initial application of K-IFRS No. 1116		—	—	—	—	—	142,040	—	142,040

Adjusted book value as of January 1, 2019	~~W~~	461,828	3,535,788	4,979,087	142,256	12,216,934	142,040	264,237	21,742,170

Additions		—	—	—	—	5,878,369	29,733	—	5,908,102
Depreciation		—	(302,157)	(2,609,205)	(66,592)	—	(51,063)	(239,762)	(3,268,779)
Disposals		(7,861)	(4,958)	(559,616)	(1,622)	—	(3,594)	(16,953)	(594,604)
Impairment loss (*2)		—	(125,687)	(1,212,215)	(8,278)	(171,439)	(4,302)	(28,509)	(1,550,430)
Others (*3)		68	1,064,123	6,958,793	70,140	(8,373,047)	—	279,923	—
Government grants received		—	(83,200)	(17,028)	—	(180,448)	—	—	(280,676)
Effect of movements in exchange rates		—	21,984	30,957	884	75,958	436	1,643	131,862

Book value as of December 31, 2019	~~W~~	454,035	4,105,893	7,570,773	136,788	9,446,327	113,250	260,579	22,087,645

Acquisition cost as of December 31, 2019	~~W~~	454,035	7,381,156	43,604,721	899,053	9,618,256	169,133	823,101	62,949,455

Accumulated depreciation as of December 31, 2019	~~W~~	—	(3,154,387)	(34,810,300)	(753,987)	—	(51,581)	(534,013)	(39,304,268)

Accumulated impairment loss as of December 31, 2019	~~W~~	—	(120,876)	(1,223,648)	(8,278)	(171,929)	(4,302)	(28,509)	(1,557,542)

(*1)	As of December 31, 2019, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)

During 2019, Display (AD PO) and Lighting CGUs were assessed for impairment, and impairment losses amounting to ~~W~~1,491,292 million (~~W~~1,369,371 million and ~~W~~121,921 million for Display (AD PO) and Lighting CGUs, respectively) are recognized as other non-operating expenses. Details of the impairment loss is explained in Note 10(e).

(*3)	Others are mainly amounts transferred from construction-in-progress.

9.	Property, Plant and Equipment, Continued

(b) Changes in property, plant and equipment for the year ended December 31, 2018 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2018	~~W~~	460,511	6,539,506	38,901,158	772,824	5,971,856	205,475	52,851,330
Accumulated depreciation as of January 1, 2018		—	(2,678,970)	(33,186,118)	(631,482)	—	(148,753)	(36,645,323)
Accumulated impairment loss as of January 1, 2018		—	(1,757)	(2,290)	—	—	—	(4,047)

Book value as of January 1, 2018	~~W~~	460,511	3,858,779	5,712,750	141,342	5,971,856	56,722	16,201,960
Additions		—	—	—	—	8,605,551	—	8,605,551
Depreciation		—	(318,311)	(2,568,335)	(67,274)	—	(169,739)	(3,123,659)
Disposals		(15)	(161)	(112,752)	(311)	—	(2,971)	(116,210)
Impairment loss		—	—	(25,711)	—	(17,890)	—	(43,601)
Others (*2)		1,332	55,430	1,959,645	68,177	(2,357,412)	380,278	107,450
Effect of movements in exchange rates		—	9,809	14,520	359	15,010	312	40,010
Government grants received		—	—	(1,029)	—	(181)	—	(1,210)
Reclassification to assets held-for-sale		—	(69,758)	(1)	(37)	—	(365)	(70,161)

Book value as of December 31, 2018	~~W~~	461,828	3,535,788	4,979,087	142,256	12,216,934	264,237	21,600,130

Acquisition cost as of December 31, 2018	~~W~~	461,828	6,528,939	39,825,070	834,628	12,234,824	633,220	60,518,509

Accumulated depreciation as of December 31, 2018	~~W~~	—	(2,991,445)	(34,817,982)	(692,372)	—	(368,983)	(38,870,782)

Accumulated impairment loss as of December 31, 2018	~~W~~	—	(1,706)	(28,001)	—	(17,890)	—	(47,597)

(*1)	As of December 31, 2018, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

(c) Capitalized borrowing costs and capitalization rate for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Capitalized borrowing costs	~~W~~	283,525	146,607
Capitalization rate		3.74%	2.80%

10.	Intangible Assets and Non-current Asset Impairment

(a) Changes in intangible assets for the year ended December 31, 2019 are as follows:

(In millions of won)	Intellectual property rights		Software	Member- ships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Good- will	Others (*2)	Total
Acquisition cost as of January 1, 2019	~~W~~	926,969	992,139	57,560	2,142,832	36,963	59,176	11,075	104,311	13,077	4,344,102
Accumulated amortization as of January 1, 2019		(696,948)	(814,540)	—	(1,775,922)	—	(34,854)	(9,598)	—	(13,077)	(3,344,939)
Accumulated impairment loss as of January 1, 2019		—	—	(11,521)	—	—	—	—	—	—	(11,521)

Book value as of January 1, 2019	~~W~~	230,021	177,599	46,039	366,910	36,963	24,322	1,477	104,311	—	987,642
Additions - internally developed		—	—	—	437,945	—	—	—	—	—	437,945
Additions - external purchases		28,397	—	846	—	90,369	—	—	—	3	119,615
Amortization (*1)		(42,550)	(82,016)	—	(297,959)	—	(2,637)	(1,108)	—	(2)	(426,272)
Disposals		—	(239)	(1,816)	—	—	—	—	—	—	(2,055)
Impairment loss (*3)(*4)		(29,152)	(8,905)	—	(131,713)	—	(21,685)	—	(57,995)	—	(249,450)
Reversal of impairment loss		—	—	960	—	—	—	—	—	—	960
Transfer from construction-in-progress		—	111,359	—	—	(112,159)	—	—	—	—	(800)
Effect of movements in exchange rates		4,318	347	23	—	72	—	—	1,103	—	5,863

Book value as of December 31, 2019	~~W~~	191,034	198,145	46,052	375,183	15,245	—	369	47,419	1	873,448

Acquisition cost as of December 31, 2019	~~W~~	959,683	1,097,290	56,612	2,580,777	15,245	59,176	11,074	105,414	13,080	4,898,351

Accumulated amortization as of December 31, 2019	~~W~~	(739,498)	(890,281)	—	(2,073,881)	—	(37,491)	(10,705)	—	(13,079)	(3,764,935)

Accumulated impairment loss as of December 31, 2019	~~W~~	(29,151)	(8,864)	(10,560)	(131,713)	—	(21,685)	—	(57,995)	—	(259,968)

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.
(*3)

During 2019, Display (AD PO) and Lighting CGUs were assessed for impairment, and the impairment losses amounting to ~~W~~131,628 million (~~W~~26,284 and ~~W~~105,344 million for Display (AD PO) and Lighting CGUs, respectively) are recognized as other non-operating expenses. The impairment amount is allocated to goodwill, customer relationships and others. Details of the impairment loss is explained in Note 10(e)).

(*4)	The Group recognized an impairment loss amounting to ~~W~~117,822 million in connection with development projects that were terminated after the impairment review.

10.	Intangible Assets and Non-current Asset Impairment, Continued

(b)	Changes in intangible assets for the year ended December 31, 2018 are as follows:

(In millions of won)	Intellectual property rights		Software	Member- ships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Good- will	Others (*2)	Total
Acquisition cost as of January 1, 2018	~~W~~	895,721	898,278	54,985	1,769,998	30,933	59,176	11,074	103,048	13,077	3,836,290
Accumulated amortization as of January 1, 2018		(648,755)	(736,788)	—	(1,473,238)	—	(31,337)	(8,490)	—	(13,076)	(2,911,684)
Accumulated impairment loss as of January 1, 2018		—	—	(11,785)	—	—	—	—	—	—	(11,785)

Book value as of January 1, 2018	~~W~~	246,966	161,490	43,200	296,760	30,933	27,839	2,584	103,048	1	912,821
Additions - internally developed		—	—	—	372,835	—	—	—	—	—	372,835
Additions - external purchases		24,596	—	2,844	—	100,820	—	—	—	—	128,260
Amortization (*1)		(43,437)	(80,159)	—	(302,685)	—	(3,517)	(1,107)	—	(1)	(430,906)
Disposals		—	—	(721)	—	—	—	—	—	—	(721)
Impairment loss		—	—	(82)	—	—	—	—	—	—	(82)
Reversal of impairment loss		—	—	348	—	—	—	—	—	—	348
Transfer from construction-in-progress		—	95,028	449	—	(95,028)	—	—	—	—	449
Effect of movements in exchange rates		1,896	1,240	1	—	238	—	—	1,263	—	4,638

Book value as of December 31, 2018	~~W~~	230,021	177,599	46,039	366,910	36,963	24,322	1,477	104,311	—	987,642

Acquisition cost as of December 31, 2018	~~W~~	926,969	992,139	57,560	2,142,832	36,963	59,176	11,075	104,311	13,077	4,344,102

Accumulated amortization as of December 31, 2018	~~W~~	(696,948)	(814,540)	—	(1,775,922)	—	(34,854)	(9,598)	—	(13,077)	(3,344,939)

Accumulated impairment loss as of December 31, 2018	~~W~~	—	—	(11,521)	—	—	—	—	—	—	(11,521)

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.

10.	Intangible Assets and Non-current Asset Impairment, Continued

(c)

Development projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures are capitalized, respectively.

(d)	Development costs as of December 31, 2019 and 2018 are as follows:

(i)	As of December 31, 2019

(In millions of won and in years)
Classification	Product type	Book Value		Remaining Useful life
Development completed	Mobile	~~W~~	53,350	0.4
	TV		22,597	0.4
	Notebook		14,464	0.4
	Others		12,370	0.7

		~~W~~	102,781

Development in process	Mobile	~~W~~	157,483	—
	TV		42,587	—
	Notebook		46,167	—
	Others		26,165	—

		~~W~~	272,402

		~~W~~	375,183

(ii) As of December 31, 2018

(In millions of won and in years)
Classification	Product type	Book Value		Remaining Useful life
Development completed	Mobile	~~W~~	108,467	0.5
	TV		28,001	0.5
	Notebook		4,458	0.6
	Others		9,475	0.5

		~~W~~	150,401

Development in process	Mobile	~~W~~	144,679	—
	TV		55,580	—
	Notebook		9,639	—
	Others		6,611	—

		~~W~~	216,509

		~~W~~	366,910

10.	Intangible Assets and Non-current Asset Impairment, Continued

(e)	Impairment assessment

(i)

During 2019, the Group has distinguished Display (AD PO) and Lighting businesses as separate CGUs from the existing Display CGU due to the initiation of independent factory production of Display (AD PO) business and the decision of Lighting business planned discontinuance in response to business environmental changes. As of December 31, 2019 goodwill is allocated to the Display CGU amounts to ~~W~~47,419 million.

(ii)

Impairment on assets belonging to CGUs was assessed due to the decision of planned discontinuance of Lighting business and adverse changes in the business environment of Display (AD PO). The recoverable amount of each CGU is estimated based on its value in use. Value in use is calculated using the estimated pre-tax cash flow based on 5-year business plan approved by management. The estimated sales of the Group’s products used in the forecast was determined considering external sources and the Group’s past experience. Management estimated the future pre- tax cash flow based on its past performance and forecasts on market growth. The key assumptions used in the estimation of value in use of each CGU as of December 31, 2019 are as follows.

	Lighting(*2)	Display (AD PO)(*3)	Display(*4)
Discount rate(*1)	6.1%	6.1%	6.1%
Terminal growth rate	0.0%	0.0%	1.0%

(*1)

The discount rate was calculated using the weighted average cost of equity capital and debt, and the beta of equity capital was calculated as the average of five global listed companies in the same industry and the Group. Cost of debt was calculated by the interest rate of the Group’s publicly issued bonds and debt ratio was determined using the average of the debt ratios of the five global listed companies in the same industry and the Group.

(*2)

As a result of impairment test, the carrying amount of Lighting CGU which produces OLED lighting products was fully impaired with impairment loss of ~~W~~230,867 million recognized as other non-operating expense for the year ended December 31, 2019.

(*3)

As a result of impairment test, the carrying amount of Display (AD PO) CGU which produces plastic OLED mobile products and commenced mass production in 2019, exceeds the recoverable amount of ~~W~~1,729,209 million and an impairment loss of ~~W~~1,395,655 million was recognized as other non-operating expense for the year ended December 31, 2019. The value in use determined for this CGU is sensitive to the discount rate used in the discounted cash flow model. If the discount rate increases by 0.5%, the value in use would have decreased by ~~W~~259,221 million (15.0%). If the terminal growth rate decreases by 0.5%, the value in use would have decreased by ~~W~~169,626 million (9.8%).

(*4)

As a result of impairment test for Display CGU, the recoverable amount exceeds the carrying amount by ~~W~~3,568,588 million. The value in use determined for this CGU is sensitive to the discount rate and terminal growth rate used in the discounted cash flow model. The discount rate and terminal growth rate would need to increase by 1.06% and decrease by 1.39%, individually (holding all the other assumptions constant) for the estimated recoverable amount to be equal to the carrying amount.

11.	Financial Liabilities

(a)	Financial liabilities as of December 31, 2019 and 2018 are as follows:

(In millions of won)	December 31, 2019		December 31, 2018
Current
Short-term borrowings	~~W~~	696,793	—
Current portion of long-term borrowing and bonds		1,242,904	1,553,907
Lease liabilities		37,387	—

	~~W~~	1,977,084	1,553,907

Non-current
Won denominated borrowings	~~W~~	2,692,560	2,700,608
Foreign currency denominated borrowings		6,107,117	2,531,663
Bonds		2,741,516	1,772,599
Derivatives(*)		20,592	25,758
Lease liabilities		51,125	—

	~~W~~	11,612,910	7,030,628

(*)	Represents currency interest rate swap contracts entered by the Group to hedge interest rate risks with respect to foreign currency denominated borrowings and bonds.

(b)	Foreign currency denominated short-term borrowings as of December 31, 2019 are as follows. There are none as of December 31, 2018.

(In millions of won and USD, CNY)
Lender	Annual interest rate as of December 31, 2019 (%)(*)	December 31, 2019
Standard Chartered Bank Korea Limited	12ML + 0.78~0.88	~~W~~	347,340
Standard Chartered Bank Vietnam and others	3ML + 0.80~0.90		61,613
Standard Chartered Bank (China) Limited and others	PBOC x 1.05 PBOC – 0.05		287,840

Foreign currency equivalent			USD 353
			CNY 1,737

		~~W~~	696,793

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates) and PBOC represents the benchmark interest rate of People’s Bank of China.

11.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings as of December 31, 2019 and 2018 are as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2019 (%)(*)	December 31, 2019		December 31, 2018
Woori Bank	2.75	~~W~~	608	1,259
Korea Development Bank and others	CD rate (91days) + 1.00~1.39, 2.21~3.25		3,330,000	2,850,000
Less current portion of long-term borrowings			(638,048)	(150,651)

		~~W~~	2,692,560	2,700,608

(*)	CD represents Certificate of Deposit.

(d)	Foreign currency denominated long-term borrowings as of December 31, 2019 and 2018 are as follows:

(In millions of won and USD, CNY)
Lender	Annual interest rate as of December 31, 2019 (%)	December 31, 2019		December 31, 2018
The Export-Import Bank of Korea	3ML+0.75~1.70 6ML+1.25~1.35	~~W~~	1,696,177	955,975
China Construction Bank and others	USD: 3ML+0.80~1.43 CNY: PBOC X (0.95~1.05)		4,606,094	2,419,286

Foreign currency equivalent			USD 2,767	USD 2,262
			CNY 18,699	CNY 5,198
Less current portion of long-term borrowings		~~W~~	(195,154)	(843,598)

		~~W~~	6,107,117	2,531,663

11.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	Maturity	Annual interest rate as of December 31, 2019 (%)	December 31, 2019		December 31, 2018
Won denominated bonds(*1)
Publicly issued bonds	May 2020 ~ February 2024	1.95~2.95	~~W~~	1,730,000	1,900,000
Privately issued bonds	May 2025 ~ May 2033	3.25~4.25		110,000	110,000
Less discount on bonds				(3,404)	(3,949)
Less current portion				(409,702)	(559,658)

			~~W~~	1,426,894	1,446,393

Foreign currency denominated bonds (*2)
Publicly issued bonds	November 2021	3.88	~~W~~	347,340	335,430
Privately issued bonds	April 2023	3ML + 1.47		115,780	—
Foreign currency equivalent				USD 400	USD 300
Less discount on bonds				(6,883)	(9,224)

				456,237	326,206
Financial liabilities at fair value through profit or loss
Foreign currency convertible bonds	August 2024	1.50	~~W~~	858,385	—
Foreign currency equivalent				USD 741	—

			~~W~~	2,741,516	1,772,599

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly or semi-annually.

11.	Financial Liabilities, Continued

(f)	Details of the convertible bonds issued and outstanding as of December 31, 2019 are as follows:

(In won, USD)
Description
Type	Unsecured foreign currency denominated convertible bonds
Issuance amount	USD 687,800,000
Annual interest rate (%)	1.50
Issuance date	August 22, 2019
Maturity date	August 22, 2024
Interest payment	Payable semi-annually in arrear until maturity date in equal installments commencing on issuance
Principal redemption

1.  Redemption at maturity:

Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed or converted.

2.  Advanced redemption:

The Controlling Company has a right to redeem in advance (call option) and the bondholders have a right to require the Controlling Company to redeem in advance (put option). At exercise, the outstanding principal amount together with accrued but unpaid interest are to be redeemed.

Conversion price	~~W~~19,845 per common share (subject to adjustment based on diluted effects of certain events)
Conversion period	From August 23, 2020 to August 12, 2024
Redemption at the option of the issuer (Call option)

-   On or at any time after 3 years from the issuance, if the closing price of the shares for any 20 trading days out of the 30 consecutive trading days is at least 130% of the applicable conversion price

-   The aggregate principal amount of the convertible bonds outstanding is less than 10% of the aggregate principal amount originally issued, or

-   In the event of certain changes in laws and other directives resulting in additional taxes for the holders

Redemption at the option of the bondholders (Put option)	On the day of 3 years from the issuance

The Controlling Company designated the convertible bonds as financial liabilities at fair value through profit of loss and recognized the change in fair value in profit or loss. The Controlling Company measures the convertible bond at fair value using the market price of convertible bonds disclosed on Bloomberg. The number of convertible shares as of December 31, 2019 is as follows:

(In won and No. of shares)
	December 31, 2019
Aggregate outstanding amount of the convertible bonds	~~W~~	813,426,670,000
Conversion price	~~W~~	19,845
Number of common shares to be issued at conversion		40,988,998

12.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Group.

The defined benefit plans expose the Group to actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others.

(a)	Net defined benefit liabilities (employee benefits assets) recognized as of December 31 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Present value of partially funded defined benefit obligations	~~W~~	1,481,339	1,595,423
Fair value of plan assets		(1,607,253)	(1,550,063)

	~~W~~	(125,914)	45,360

Defined benefit liabilities, net	~~W~~	1,338	45,360
Employee benefits assets	~~W~~	127,252	—

(b) Changes in the present value of the defined benefit obligations for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Opening defined benefit obligations	~~W~~	1,595,423	1,562,424
Current service cost		194,469	204,668
Past service cost		(32,006)	(25,749)
Interest cost		42,360	49,145
Remeasurements (before tax)		(137,464)	(27,885)
Benefit payments		(95,675)	(88,562)
Curtailment of plans		(80,470)	(74,459)
Net transfers from (to) related parties		(5,349)	(4,217)
Others		51	58

Closing defined benefit obligations	~~W~~	1,481,339	1,595,423

Weighted average remaining maturity of defined benefit obligations as of December 31, 2019 and 2018 are 15.1 years and 14.4 years, respectively.

(c) Changes in fair value of plan assets for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Opening fair value of plan assets	~~W~~	1,550,063	1,466,977
Expected return on plan assets		41,826	48,184
Remeasurements (before tax)		(8,824)	(22,195)
Contributions by employer directly to plan assets		186,641	212,224
Benefit payments		(82,266)	(80,690)
Net transfers from (to) related parties		280	—
Curtailment of plans		(80,467)	(74,437)

Closing fair value of plan assets	~~W~~	1,607,253	1,550,063

12.	Employee Benefits, Continued

(d)	Plan assets at the reporting date are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Guaranteed deposits in banks	~~W~~	1,607,253	1,550,063

As of December 31, 2019, the Group maintains the plan assets primarily with Mirae Asset Daewoo Co., Ltd., KB Insurance Co., Ltd. and others.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Current service cost	~~W~~	194,469	204,668
Past service cost		(32,006)	(25,749)
Net interest cost		534	961

	~~W~~	162,997	179,880

Expenses are recognized as following in the consolidated statements of comprehensive income (loss):

(In millions of won)
	2019		2018
Cost of sales	~~W~~	119,147	134,879
Selling expenses		10,600	11,045
Administrative expenses		18,360	19,472
Research and development expenses		14,890	14,484

	~~W~~	162,997	179,880

(f)	Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income (loss) for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Balance at January 1	~~W~~	(165,969)	(170,510)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		43,644	56,225
Demographic assumptions		(19,952)	(15,379)
Financial assumptions		113,772	(12,961)
Return on plan assets		(8,824)	(22,195)
Group’s share of associates regarding remeasurements		238	20

	~~W~~	128,878	5,710

Income tax	~~W~~	(35,235)	(1,169)

Balance at December 31	~~W~~	(72,326)	(165,969)

12.	Employee Benefits, Continued

(g)	Principal actuarial assumptions at the reporting date (expressed as weighted averages) are as follows:

	December 31, 2019	December 31, 2018
Expected rate of salary increase	3.4%	4.3%
Discount rate for defined benefit obligations	2.4%	2.8%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2019	December 31, 2018
Teens	Males	0.00%	0.01%
	Females	0.00%	0.00%
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.01%
	Females	0.00%	0.01%
Forties	Males	0.02%	0.03%
	Females	0.01%	0.02%
Fifties	Males	0.04%	0.05%
	Females	0.02%	0.02%

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the following amounts as of December 31, 2019:

(In millions of won)	Defined benefit obligation
	1% increase		1% decrease
Discount rate for defined benefit obligations	~~W~~	(194,432)	237,364
Expected rate of salary increase		233,106	(194,965)

13.	Provisions and Other Liabilities

(a)	Changes in provisions for the year ended December 31, 2019 are as follows:

(In millions of won)
	Litigations and claims		Warranties (*)	Others	Total
Balance at January 1, 2019	~~W~~	—	122,088	8,930	131,018
Additions		3,073	418,942	17,451	439,466
Usage		(3,073)	(310,768)	—	(313,841)

Balance at December 31, 2019	~~W~~	—	230,262	26,381	256,643

Current	~~W~~	—	163,144	26,381	189,525
Non-current	~~W~~	—	67,118	—	67,118

(*)

The provision for warranties on defective products is normally applicable for 18~36 months from the date of purchase. The provision is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

(b)	Other liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Current liabilities
Withholdings	~~W~~	28,376	30,970
Unearned revenues		44,333	43,841
Security deposits		9,310	165

	~~W~~	82,019	74,976

Non-current liabilities
Long-term accrued expenses	~~W~~	78,537	80,817
Long-term other accounts payable		1,069	3,103
Long-term advances received		6,852	2,116
Security deposits		1,690	10,790

	~~W~~	88,148	96,826

14.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Some individual claimants filed “follow-on” damages claims against the Group and other TFT-LCD manufacturers alleging violations of EU competition law. While the Group continues its vigorous defense of the various pending proceedings described above, as of December 31, 2019, the final results cannot be predicted.

Solas OLED Ltd. Litigations

In April 2019, Solas OLED Ltd. filed patent infringement actions against the Controlling Company and television manufacturers in the United States District Court for the Western District of Texas as well as the Controlling Company and its subsidiary, LG Display Germany GmbH, and television manufactures in Mannheim District Court in Germany. As of December 31, 2019, the final results cannot be predicted.

Others

The Group is involved in various disputes in addition to pending proceedings described above. The Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

14.	Contingent Liabilities and Commitments, Continued

(b)	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,360 million (~~W~~1,574,608 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of December 31, 2019, there are no outstanding short-term borrowings that are past due in connection with these agreements. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

The Controlling Company and overseas subsidiaries entered into agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables that could be sold under the agreement and the amount of sold but not yet due accounts receivables by contract are as follows:

(In millions of USD and KRW)
Classification	Financial institutions	Credit limit		Not yet due
		Contractual amount	KRW equivalent	Contractual amount	KRW equivalent
Controlling Company	Shinhan Bank	KRW 90,000	90,000	—	—
		USD 25	28,945	—	—
	Sumitomo Mitsui Banking Corporation	USD 20	23,156	—	—
	Bank of Tokyo-Mitsubishi UFJ	KRW 130,000	130,000	—	—
		USD 70	81,046	USD 4	4,640
	BNP Paribas	USD 125	144,725	USD 18	20,888
	ING Bank	USD 150	173,670	—	—

		USD 390		USD 22
		KRW 220,000	671,542	—	25,528

Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD 300	347,340	—	—

LG Display Taiwan Co., Ltd.	BNP Paribas	USD 15	17,367	—	—
	Australia and New Zealand Banking Group Ltd.	USD 70	81,046	—	—
	Taishin International Bank	USD 280	324,184	USD 20	23,157

LG Display Germany GmbH	Citibank	USD 80	92,624	—	—
	BNP Paribas	USD 75	86,835	—	—
	DZ Bank AG	USD 4	4,229	USD 2	1,859
	Commerzbank AG	USD 3	4,030	USD 4	4,142
	UniCredit Bank	USD 23	26,099	USD 3	3,827

LG Display America, Inc.	Hong Kong & Shanghai Banking Corp.	USD 800	926,240	USD 749	867,424
	Standard Chartered Bank	USD 600	694,680	—	—
	Sumitomo Mitsui Banking Corporation	USD 200	231,560	—	—

		USD 2,450	2,836,234	USD 778	900,409

		USD 2,840		USD 800
		KRW 220,000	3,507,776	—	925,937

14.	Contingent Liabilities and Commitments, Continued

(b)	Commitments, Continued

In connection with all of the contracts in the above table, the Group has sold its accounts receivable without recourse.

Letters of credit

As of December 31, 2019, the Controlling Company has agreements in relation to the opening of letters of credit up to USD 150 million (~~W~~173,670 million) with KEB Hana Bank, USD 50 million (~~W~~57,890 million) with Sumitomo Mitsui Banking Corporation, USD 100 million (~~W~~115,780 million) with Industrial Bank of Korea and USD 100 million (~~W~~115,780 million) with Industrial and Commercial Bank of China.

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 1,075 million (~~W~~1,244,635 million) from KEB Hana Bank and others for advances received related to the long-term supply agreements. The Controlling Company also obtained payment guarantees amounting to USD 306 million (~~W~~354,070 million) from Korea Development Bank for foreign currency denominated bonds.

LG Display (China) Co., Ltd. and others are provided with payment guarantees from the China Construction Bank and other various banks amounting to CNY 778 million (~~W~~128,863 million), JPY 900 million (~~W~~9,571 million), EUR 2.5 million (~~W~~3,244 million), VND 46,394 million (~~W~~2,320 million) and USD 0.5 million (~~W~~579 million), respectively, for their local tax payments and utility payments.

License agreements

As of December 31, 2019, the Group has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent cross license agreement with Universal Display Corporation in relation to its OLED business. Also, the Group has a trademark license agreement with LG Corp. as of December 31, 2019.

Long-term supply agreement

As of December 31, 2019, in connection with long-term supply agreements with customers, the Controlling Company recognized USD 875 million (~~W~~1,013,075 million) in advances received. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Controlling Company received payment guarantees amounting to USD 1,075 million (~~W~~1,244,635 million) from KEB Hana Bank and other various banks relating to advances received (see Note 14(b) payment guarantees).

15.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of December 31, 2019 and December 31, 2018, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2018 to December 31, 2019.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Other comprehensive income (loss) from associates

The other comprehensive income (loss) from associates comprises the amount related to change in equity of investments excluding the changes in net income in equity accounted investees.

Reserves as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Foreign currency translation differences for foreign operations	~~W~~	(178,452)	(272,474)
Other comprehensive loss from associates		(24,569)	(28,494)

	~~W~~	(203,021)	(300,968)

15.	Capital and Reserves, Continued

(b)	Reserves, Continued

The movement in reserves for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	Foreign currency translation differences for foreign operations		Other comprehensive income (loss) from associates (excluding remeasurements)	Total
January 1, 2018	~~W~~	(259,749)	(28,531)	(288,280)
Change in reserves		(12,725)	37	(12,688)

December 31, 2018		(272,474)	(28,494)	(300,968)

January 1, 2019		(272,474)	(28,494)	(300,968)
Change in reserves		94,022	3,925	97,947

December 31, 2019		(178,452)	(24,569)	(203,021)

16.	Revenue

Details of revenue for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Sales of goods	~~W~~	23,434,903	24,293,798
Royalties		14,409	17,513
Others		26,255	25,260

	~~W~~	23,475,567	24,336,571

17.	Geographic and Other Information

The following is a summary of the Group’s revenue by region based on the location of customers for the years ended December 31, 2019 and 2018.

(a)	Revenue by geography

(In millions of won)
	2019		2018
Domestic	~~W~~	1,264,639	1,589,452
Foreign
China		15,432,503	15,242,533
Asia (excluding China)		2,404,739	2,481,112
United States		1,940,321	2,462,918
Europe (excluding Poland)		1,475,942	1,496,138
Poland		957,423	1,064,418

	~~W~~	22,210,928	22,747,119

	~~W~~	23,475,567	24,336,571

Sales to Company A and Company B amount to ~~W~~8,494,720 million and ~~W~~4,501,790 million, respectively, for the year ended December 31, 2019 (2018: ~~W~~7,262,255 million and ~~W~~5,171,354 million, respectively). The Group’s top ten end-brand customers together accounted for 80% of sales for the year ended December 31, 2019 (2018: 77%).

(b)	Non-current assets by geography

(In millions of won)
	December 31, 2019			December 31, 2018
	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	~~W~~	12,764,240	708,047	14,984,688	816,808
Foreign
China		7,391,279	34,337	5,049,216	12,332
Others		1,932,126	131,064	1,566,226	158,502

	~~W~~	9,323,405	165,401	6,615,442	170,834

	~~W~~	22,087,645	873,448	21,600,130	987,642

17.	Geographic and Other Information, Continued

(c)	Revenue by product and services

(In millions of won)
	2019		2018
Televisions	~~W~~	7,998,137	9,727,260
Desktop monitors		4,028,007	4,040,025
Tablet products		2,251,049	1,990,766
Notebook computers		2,783,718	2,836,888
Mobile and others		6,414,656	5,741,632

	~~W~~	23,475,567	24,336,571

18.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Changes in inventories	~~W~~	640,048	(341,120)
Purchases of raw materials, merchandise and others		12,580,796	12,863,812
Depreciation and amortization		3,695,051	3,554,565
Outsourcing		865,935	825,393
Labor		3,072,877	3,222,110
Supplies and others		813,262	1,010,352
Utility		896,112	899,075
Fees and commissions		695,245	722,134
Shipping		196,002	240,288
Advertising		193,436	112,400
Warranty		418,942	234,928
Travel		95,074	104,009
Taxes and dues		109,473	123,210
Impairment loss on property, plant, and equipment		1,550,430	43,601
Impairment loss on intangible assets		249,450	82
Others		625,504	713,990

	~~W~~	26,697,637	24,328,829

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

19.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Salaries(*1)	~~W~~	514,736	500,610
Expenses related to defined benefit plans(*2)		29,018	30,724
Other employee benefits		77,690	90,348
Shipping		162,509	200,434
Fees and commissions		219,784	221,050
Depreciation		225,909	174,575
Taxes and dues		49,826	65,621
Advertising		193,436	112,400
Warranty		418,942	234,928
Rent		2,887	26,691
Insurance		11,386	11,584
Travel		23,594	24,659
Training		12,215	13,309
Others		63,799	64,244

	~~W~~	2,005,731	1,771,177

(*1)	Expenses recognized in relation to employee termination benefits for the years ended December 31, 2019 and 2018 amount to ~~W~~218,826 million and ~~W~~184,941 million, respectively.
(*2)	Expenses recognized in relation to employee defined contribution plan for the years ended December 31, 2019 and 2018 amount to ~~W~~58 million and ~~W~~111 million, respectively.

20.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Salaries and wages	~~W~~	2,553,485	2,720,014
Other employee benefits		473,916	500,169
Contributions to National Pension plan		73,148	75,668
Expenses related to defined benefit plan and defined contribution plan (*)		163,757	180,737

	~~W~~	3,264,306	3,476,588

(*)	Expenses recognized in relation to employee defined contribution plan for the years ended December 31, 2019 and 2018 amount to ~~W~~760 million and ~~W~~857 million, respectively.

21.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Foreign currency gain	~~W~~	1,174,376	970,306
Gain on disposal of property, plant and equipment		35,788	6,620
Gain on disposal of intangible assets		552	239
Reversal of impairment loss on intangible assets		960	348
Rental income		3,098	3,584
Gain on disposal of non-current assets held for sale		8,353	—
Others		44,124	21,941

	~~W~~	1,267,251	1,003,038

(b)	Details of other non-operating expenses for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Foreign currency loss	~~W~~	1,235,054	1,030,084
Other bad debt expense		1,379	4
Loss on disposal of property, plant and equipment		40,897	15,048
Impairment loss on property, plant, and equipment		1,550,430	43,601
Loss on disposal of intangible assets		139	—
Impairment loss on intangible assets		249,450	82
Donations		693	7,698
Others		19,701	18,716

	~~W~~	3,097,743	1,115,233

22.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Finance income
Interest income	~~W~~	53,378	69,020
Foreign currency gain		135,006	160,989
Gain on disposal of investments in equity accounted investees		4,531	—
Reversal of impairment loss of investments in equity accounted investees		1,744	802
Gain on transaction of derivatives		21,752	2,075
Gain on valuation of derivatives		59,781	13,059
Gain on disposal of financial asset at fair value through profit or loss		138	—
Gain on valuation of financial asset at fair value through profit or loss		402	8,186

	~~W~~	276,732	254,131

Finance costs
Interest expense	~~W~~	172,750	80,517
Foreign currency loss		154,421	184,309
Loss on disposal of investments in equity accounted investees		—	595
Loss on impairment of investments in equity accounted investees		5,123	17,397
Loss on sale of trade accounts and notes receivable		19,728	13,361
Loss on transaction of derivatives		—	49
Loss on valuation of derivatives		17,999	26,600
Loss on valuation of financial asset at fair value through profit or loss		4,630	225
Loss on valuation of financial liabilities at fair value through profit or loss		56,384	—
Others		12,212	3,840

	~~W~~	443,247	326,893

(b)	Finance income and costs recognized in other comprehensive income or loss for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Foreign currency translation differences for foreign operations	~~W~~	106,690	(19,987)

Finance income (costs) recognized in other comprehensive income or loss after tax	~~W~~	106,690	(19,987)

23.	Income Taxes

(a)	Details of income tax expense (benefit) for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Current tax expense
Current year	~~W~~	193,691	167,394
Adjustment for prior years		(35,787)	82,225

	~~W~~	157,904	249,619

Deferred tax expense (benefit)
Origination and reversal of temporary differences	~~W~~	(963,385)	(226,360)
Change in unrecognized deferred tax assets		333,317	64,818

	~~W~~	(630,068)	(161,542)

Income tax expense (benefit)	~~W~~	(472,164)	88,077

(b)	Income taxes recognized directly in other comprehensive income or loss for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)	2019				2018
	Before tax		Tax expense	Net of tax	Before tax	Tax expense	Net of tax
Remeasurements of net defined benefit liabilities (assets)	~~W~~	128,640	(35,235)	93,405	5,690	(1,169)	4,521
Foreign currency translation differences for foreign operations		106,690	—	106,690	(19,987)	—	(19,987)
Change in equity of equity method investee		4,163	—	4,163	57	—	57

	~~W~~	239,493	(35,235)	204,258	(14,240)	(1,169)	(15,409)

23.	Income Taxes, Continued

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2019 and 2018 is as follows:

(In millions of won)
		2019		2018
Loss for the year	~~W~~		(2,872,078)		(179,443)
Income tax expense (benefit)			(472,164)		88,077

Loss before income tax			(3,344,242)		(91,366)

Income tax expense (benefit) using the statutory tax rate of each country		23.94%	(800,660)	(33.60%)	30,695
Non-deductible expenses		(0.95%)	31,649	(40.07%)	36,608
Tax credits		1.47%	(49,269)	117.27%	(107,146)
Change in unrecognized deferred tax assets		(9.97%)	333,318	(70.94%)	64,818
Adjustment for prior years (*1)		1.07%	(35,787)	(90.00%)	82,225
Effect on change in tax rate		(0.40%)	13,353	15.68%	(14,326)
Others		(1.05%)	35,232	5.25%	(4,797)

Actual income tax expense (benefit)	~~W~~		(472,164)		88,077

Actual effective tax rate			(*2)		(*2)

(*1)	Consist of changes in tax credits in amended tax returns and expected amount of income tax adjustment in relation to the transfer price investigation and others
(*2)	Actual effective tax rate are not calculated due to loss before income tax.

(d)	Tax uncertainties

In June 2019, LG Display Guangzhou Co., Ltd, LG Display Yantai Co., Ltd. and LG Display Nanjing Co., Ltd., subsidiaries of the Controlling Company, were imposed of additional taxes amounting to ~~W~~127.1 billion, in aggregate, by the Chinese tax authorities in connection with the transfer price investigation initiated in 2015.

OECD Guidelines, the Korea-China tax treaty, and the domestic tax laws of both countries stipulate mutual agreements to resolve double taxation. In July 2019, the Controlling Company registered an application form to initiate a mutual agreement on the estimated amount of ~~W~~109.2 billion corporate tax adjustment from the Korea National Tax Service. The application was officially registered as a mutual agreement and the two tax authorities held their first meeting in November 2019 and further consultation will be conducted in 2020.

Meanwhile, the Controlling Company expects that the mutual agreement between tax authorities will be processed and be resolved within a reasonable period and the Controlling Company recognized the estimated income tax refund as current tax asset as of December 31, 2019.

24.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2019, in relation to the taxable temporary differences on investments in subsidiaries amounting to ~~W~~69,758 million, the Controlling Company did not recognize deferred tax liabilities since the Controlling Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

24.	Deferred Tax Assets and Liabilities, Continued

(b)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards which are primarily related to Korea is dependent on whether sufficient taxable income will be generated prior to their expiration. As of December 31, 2019, the amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
	Total		December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024
Tax credit carryforwards	~~W~~	549,056	44,692	70,646	220,135	114,845	98,738

24.	Deferred Tax Assets and Liabilities, Continued

(c)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December 31, 2019		December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Other accounts receivable, net	~~W~~	—	—	(4,364)	(1,013)	(4,364)	(1,013)
Inventories, net		89,522	60,606	—	—	89,522	60,606
Investments in subsidiaries and associates		—	13,404	(20,015)	—	(20,015)	13,404
Accrued expenses		131,196	126,072	—	—	131,196	126,072
Property, plant and equipment		691,599	445,721	(21,690)	(1,495)	669,909	444,226
Intangible assets		21,886	3,468	(10,759)	(14,588)	11,127	(11,120)
Provisions		59,875	32,468	(4,446)	—	55,429	32,468
Gain or loss on foreign currency translation, net		—	13	—	—	—	13
Others		137,667	20,850	(328)	(7,665)	137,339	13,185
Tax loss carryforwards		607,432	134,845	—	—	607,432	134,845
Tax credit carryforwards		38,337	308,393	—	—	38,337	308,393

Deferred tax assets (liabilities)	~~W~~	1,777,514	1,145,840	(61,602)	(24,761)	1,715,912	1,121,079

24.	Deferred Tax Assets and Liabilities, Continued

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)	January 1, 2018		Profit or loss	Other comprehensive loss	December 31, 2018	Profit or loss	Other comprehensive loss	December 31, 2019
Other accounts receivable, net	~~W~~	(1,441)	428	—	(1,013)	(3,351)	—	(4,364)
Inventories, net		34,550	26,056	—	60,606	28,916	—	89,522
Defined benefit liabilities, net		2,375	(1,206)	(1,169)	—	35,235	(35,235)	—
Subsidiaries and associates		29,061	(15,657)	—	13,404	(33,419)	—	(20,015)
Accrued expenses		183,903	(57,831)	—	126,072	5,124	—	131,196
Property, plant and equipment		409,928	34,298	—	444,226	225,683	—	669,909
Intangible assets		(21,189)	10,069	—	(11,120)	22,247	—	11,127
Provisions		27,018	5,450	—	32,468	22,961	—	55,429
Gain or loss on foreign currency translation, net		13	—	—	13	(13)	—	—
Others		27,562	(14,377)	—	13,185	124,154	—	137,339
Tax loss carryforwards		—	134,845	—	134,845	472,587	—	607,432
Tax credit carryforwards		268,926	39,467	—	308,393	(270,056)	—	38,337

Deferred tax assets (liabilities)	~~W~~	960,706	161,542	(1,169)	1,121,079	630,068	(35,235)	1,715,912

25.	Loss Per Share Attributable to Owners of the Controlling Company

(a)	Basic loss per share for the years ended December 31, 2019 and 2018 are as follows:

(In won and No. of shares)
	2019		2018
Loss attributable to owners of the Controlling Company for the year	~~W~~	(2,829,705,069,665)	(207,239,484,774)
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Basic loss per share	~~W~~	(7,908)	(579)

For the years ended December 31, 2019 and 2018, there were no events or transactions that resulted in changes in the number of common stocks used for calculating loss per share.

(b)

The Controlling Company issued potential common stocks as a result of issuance of the convertible bonds on August 22, 2019. Diluted loss per share is not different from basic loss per share due to loss for the year ended December 31, 2019. As of December 31, 2019, 40,988,998 options were excluded from the calculation of weighted-average number of common stocks due to antidilution.

26.	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Controlling Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, CNY, JPY, etc.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW, USD and CNY.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. Meanwhile, the Group entered into currency interest rate swap contracts to hedge currency risk with respect to foreign currency borrowings and bonds.

26.	Financial Risk Management, Continued

(a)	Market risk, Continued

i)	Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

(In millions)	December 31, 2019
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,594	68	8,360	33	5	25	28,663
Trade accounts and notes receivable	2,485	19	550	—	—	—	—
Non-trade receivable	276	455	230	3	2	—	13,131
Other assets denominated in foreign currencies	29	526	5,668	369	5	503	4,032
Trade accounts and notes payable	(628)	(9,043)	(2,289)	—	—	—	(291,891)
Other accounts payable	(488)	(12,396)	(3,239)	(4)	(10)	—	(786,356)
Financial liabilities	(4,255)	—	(20,436)	—	—	—	—

Aggregate notional amounts in the consolidated statements of financial position	(987)	(20,371)	(11,156)	401	2	528	(1,032,421)

Currency swap contracts	2,085	—	—	—	—	—	—

Net exposure	1,098	(20,371)	(11,156)	401	2	528	(1,032,421)

(In millions)	December 31, 2018
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	790	83	5,515	121	8	206	2,070,889
Trade accounts and notes receivable	2,175	7	1,098	—	—	—	—
Non-trade receivable	21	852	201	3	4	—	23,182
Other assets denominated in foreign currencies	33	220	11,157	108	12	23	2,782
Trade accounts and notes payable	(863)	(12,501)	(2,862)	—	—	—	(355,390)
Other accounts payable	(928)	(20,326)	(4,762)	(6)	(3)	(4)	(1,585,130)
Financial liabilities	(2,571)	—	(5,198)	—	—	—	—

Aggregate notional amounts in the consolidated statements of financial position	(1,343)	(31,665)	5,149	226	21	225	156,333

Currency swap contracts	780	—	—	—	—	—	—

Net exposure	(563)	(31,665)	5,149	226	21	225	156,333

26.	Financial Risk Management, Continued

(a)	Market risk, Continued

Average exchange rates applied for the years ended December 31, 2019 and 2018 and the exchange rates at December 31, 2019 and December 31, 2018 are as follows:

(In won)	Average rate			Reporting date spot rate
	2019		2018	December 31, 2019	December 31, 2018
USD	~~W~~	1,165.46	1,100.21	1,157.80	1,118.10
JPY		10.70	9.96	10.63	10.13
CNY		168.56	166.41	165.74	162.76
TWD		37.74	36.51	38.48	36.58
EUR		1,304.52	1,298.53	1,297.43	1,279.16
PLN		303.62	304.87	304.87	297.33
VND		0.0502	0.0478	0.0500	0.0482

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of December 31, 2019 and 2018, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	December 31, 2019			December 31, 2018
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	23,570	105,398	(46,136)	38,725
JPY (5 percent weakening)		(8,397)	(6,418)	(12,060)	(10,497)
CNY (5 percent weakening)		(92,454)	11	41,779	318
TWD (5 percent weakening)		772	—	413	1
EUR (5 percent weakening)		221	(278)	1,197	390
PLN (5 percent weakening)		8,036	28	3,451	(236)
VND (5 percent weakening)		(1,871)	(1,871)	273	273

A stronger won against the above currencies as of December 31, 2019 and 2018 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

26.	Financial Risk Management, Continued

(a)	Market risk, Continued

(ii)	Interest rate risk

Interest rate risk arises principally from the Group’s bonds and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Group entered into currency interest rate swap contracts amount of USD 1,785 million (~~W~~2,066,673 million) in notional amount to hedge interest rate risk with respect to variable interest rate applied foreign currency denominated borrowings.

i)	Profile

The interest rate profile of the Group’s interest-bearing financial instruments at the reporting date is as follows:

(In millions of won)	December 31, 2019		December 31, 2018
Fixed rate instruments
Financial assets	~~W~~	3,414,838	2,443,583
Financial liabilities		(6,066,554)	(5,033,515)

	~~W~~	(2,651,716)	(2,589,932)

Variable rate instruments
Financial liabilities	~~W~~	(7,414,336)	(3,525,262)

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

For the years ended December 31, 2019 and 2018 a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
December 31, 2019
Variable rate instruments (*)	~~W~~	(38,774)	38,774	(38,774)	38,774
December 31, 2018
Variable rate instruments (*)	~~W~~	(25,558)	25,558	(25,558)	25,558

(*)	Financial instruments related to interest rate swap not qualified for hedging are excluded.

(b)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

26.	Financial Risk Management, Continued

(b)	Credit risk, Continued

In relation to the impairment of financial assets subsequent to initial recognition, the Group recognizes the changes in expected credit loss (“ECL”) at each reporting date in order to reflect changes in the credit risks based on ECL model.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	3,336,003	2,365,022
Deposits in banks		78,768	78,411
Trade accounts and notes receivable, net		3,154,080	2,829,163
Non-trade receivables		463,614	159,238
Accrued income		10,434	10,075
Deposits		31,036	91,123
Short-term loans		21,623	16,116
Long-term loans		40,827	55,048
Long-term non-trade receivables		9,072	11,448
Lease receivables		27,794	—

	~~W~~	7,173,251	5,615,644

Financial assets at fair value through profit or loss
Convertible bonds	~~W~~	1,544	1,327
Derivatives		49,676	13,059

	~~W~~	51,220	14,386

Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	76	161

	~~W~~	7,224,547	5,630,191

Trade accounts and notes receivables are insured in order to manage credit risk if it does not meet the Group’s internal credit ratings. Uninsured trade accounts and notes receivables are managed by continuous monitoring of internal credit ratings and seeking insurance coverage, if necessary.

26.	Financial Risk Management, Continued

(c)	Liquidity Risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group relies on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Group maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2019.

(In millions of won)			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	10,329,671	11,514,568	1,174,941	723,363	2,173,444	6,471,876	970,944
Bonds		3,151,218	3,306,729	297,649	184,878	908,281	1,780,014	135,907
Trade accounts and notes payable		2,618,261	2,618,261	2,618,261	—	—	—	—
Other accounts payable		2,069,105	2,069,105	2,068,039	1,066	—	—	—
Other accounts payable (enterprise procurement cards)(*)		2,328,016	2,353,355	1,287,023	1,066,332	—	—	—
Long-term other accounts payable		1,069	1,069	—	—	1,069	—	—
Security deposits received		11,000	11,000	3,980	5,330	1,690	—	—
Lease liabilities		88,512	97,562	26,702	14,543	22,931	23,096	10,290
Derivative financial liabilities
Derivatives	~~W~~	20,592	(13,101)	—	—	(4,870)	(8,231)	—

	~~W~~	20,617,444	21,958,548	7,476,595	1,995,512	3,102,545	8,266,755	1,117,141

(*)

Represents the amount of utility expenses and others paid by enterprise procurement cards and the outstanding payables are settled at the end of the billing cycle. The payments to the card company arises from operating activities of purchasing of goods and services thus the related cash flow is disclosed as operating activities.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

26.	Financial Risk Management, Continued

(d)	Capital Management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	December 31, 2019		December 31, 2018
Total liabilities	~~W~~	23,086,282	18,289,464
Total equity		12,488,281	14,886,246
Cash and deposits in banks (*1)		3,414,760	2,443,422
Borrowings (including bonds)		13,480,889	8,558,777
Total liabilities to equity ratio		185%	123%
Net borrowings to equity ratio (*2)		81%	41%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities) less cash and current deposits in banks by total equity.

26.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current assets and liabilities

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii)	Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii)	Investments in equity and debt securities

The fair value of marketable financial assets at FVTPL and FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institution and others.

iv)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

26.	Financial Risk Management, Continued

(e)	Determination of fair value, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statements of financial position as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019				December 31, 2018
	Carrying amounts		Fair values		Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	3,336,003	(	*)	2,365,022	(	*)
Deposits in banks		78,768	(	*)	78,411	(	*)
Trade accounts and notes receivable		3,154,080	(	*)	2,829,163	(	*)
Non-trade receivables		463,614	(	*)	159,238	(	*)
Accrued income		10,434	(	*)	10,075	(	*)
Deposits		31,036	(	*)	91,123	(	*)
Short-term loans		21,623	(	*)	16,116	(	*)
Long-term loans		40,827	(	*)	55,048	(	*)
Long-term non-trade receivables		9,072	(	*)	11,448	(	*)
Lease receivables		27,794	(	*)	—	—
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	9,879	9,879		13,681	13,681
Convertible bonds		1,544	1,544		1,327	1,327
Derivatives		49,676	49,676		13,059	13,059
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	76	76		161	161
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	20,592	20,592		25,758	25,758
Convertible bonds		858,385	858,385		—	—
Financial liabilities carried at amortized cost
Borrowings	~~W~~	10,329,671	10,394,498		6,226,520	6,281,996
Bonds		2,292,833	2,345,867		2,332,257	2,384,987
Trade accounts and notes payable		2,618,261	(	*)	3,087,461	(	*)
Other accounts payable		4,397,121	(	*)	3,566,629	(	*)
Long-term other accounts payable		1,069	(	*)	3,103	(	*)
Security deposits received		11,000	(	*)	10,955	(	*)
Lease liabilities		88,512	(	*)	—	—

(*)	Excluded from disclosures as the carrying amount approximates fair value.

26.	Financial Risk Management, Continued

(e)	Determination of fair value, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2019 and 2018 are as follows:

(In millions of won)	December 31, 2019
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	9,879	9,879
Convertible bonds		—	—	1,544	1,544
Derivatives		—	—	49,676	49,676
Financial asset at fair value through other comprehensive income
Debt instruments	~~W~~	76	—	—	76
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	—	20,592	20,592
Convertible bonds		858,385	—	—	858,385

(In millions of won)	December 31, 2018
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	13,681	13,681
Convertible bonds		—	—	1,327	1,327
Derivatives		—	—	13,059	13,059
Financial asset at fair value through other comprehensive income
Debt instruments	~~W~~	161	—	—	161
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	—	25,758	25,758

26.	Financial Risk Management, Continued

(e)	Determination of fair value, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2019 and December 31, 2018 are as follows:

(In millions of won)	December 31, 2019				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	10,394,498	Discounted cash flow	Discount rate
Bonds		—	—	2,345,867	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2018				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	6,281,996	Discounted cash flow	Discount rate
Bonds		—	—	2,384,987	Discounted cash flow	Discount rate

The interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2019	December 31, 2018
Borrowings, bonds and others	1.87~3.56%	2.09~3.37%

27.	Leases

Refer to accounting policies in Note 3(l).

(a)	Leases as lessee

The Group leases buildings, vehicles, machinery and equipment and others. Information about leases for which the Group is a lessee is presented below.

(i)	Right-of-use assets

Right-of-use assets are presented as property, plant and equipment. (See Note 9(a))

(In millions of won)
	Buildings and structures		Land	Machinery and equipment	Vehicles	Others	Total
Balance at January 1, 2019	~~W~~	75,777	53,960	1,111	10,800	392	142,040
Addition		19,743	1,890	2,882	4,971	247	29,733
Depreciation		(39,376)	(2,272)	(1,305)	(7,760)	(350)	(51,063)
Derecognition of right-of-use assets		(3,056)	—	(538)	—	—	(3,594)
Impairment		(248)	(3,833)	(20)	(193)	(8)	(4,302)
Gain or loss on foreign currency translation		373	9	17	30	7	436

Balance at December 31, 2019	~~W~~	53,213	49,754	2,147	7,848	288	113,250

(ii)	Amounts recognized in profit or loss other than right-of-use assets

(In millions of won)
	December 31, 2019
Interest on lease liabilities	~~W~~	(4,085)
Income from sub-leasing right-of-use assets		1,079
Expenses relating to short-term leases		(1,783)
Expenses relating to leases of low-value assets		(1,188)

(iii)	Lease liabilities

(In millions of won)
	December 31, 2019
Balance at January 1, 2019	~~W~~	115,119
Additions		33,878
Interest expense		4,085
Repayment of liabilities		(64,570)

Balance at December 31, 2019	~~W~~	88,512

27.	Leases, Continued

(b)	Leases as lessor

During 2019, the Group sub-leased certain right of use assets and classified them as finance leases. During 2019, the Group recognized a gain of ~~W~~3,390 million on derecognition of the right-of-use assets pertaining to buildings, machinery and equipment and presented the gain as gain on disposal of property, plant and equipment.

The Group recognized interest income on lease receivables of ~~W~~1,079 million.

The following table sets out a maturity analysis of lease receivables, showing the undiscounted lease payments to be received after the reporting date. Under K-IFRS No. 1017, the Group did not have any finance leases as a lessor.

(In millions of won)
	December 31, 2019
6 months or less	~~W~~	3,282
6-12 months		3,282
1-2 years		6,563
2-5 years		16,956
Total undiscounted lease receivable		30,083
Unearned finance income		(2,289)
Net Investment in the lease		27,794

28.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the year ended December 31, 2019 are as follows:

(In millions of won)
	January 1, 2019		Cash flows from financing activities	Non-cash transactions				December 31, 2019
				Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others
Short-term borrowings	~~W~~	—	686,097	—	10,696	—	—	696,793
Current portion of long-term borrowings and bonds		1,553,907	(1,567,818)	1,237,344	18,887	584	—	1,242,904
Long-term borrowings		5,232,271	4,341,087	(827,883)	54,202	—	—	8,799,677
Bonds		1,772,599	1,323,251	(409,461)	(20,351)	10,568	64,910	2,741,516
Lease liabilities		115,119	(64,570)	—	1,849	4,085	32,029	88,512

	~~W~~	8,673,896	4,718,047	—	65,283	15,237	96,939	13,569,402

29.	Related Parties and Others

(a)	Related parties

Related parties as of December 31, 2019 are as follows:

Classification	Description
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in Note 8.

29.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)	2019
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
INVENIA Co., Ltd.(*1)	~~W~~	—	180	1,024	45,580	—	297
AVATEC Co., Ltd.		2,639	265	—	—	73,323	891
Paju Electric Glass Co., Ltd.		—	6,057	342,958	—	—	4,416
WooRee E&L Co., Ltd.		—	—	6,441	—	—	5
YAS Co., Ltd.		—	1,000	6,764	102,316	—	3,655
Material Science Co., Ltd.		—	—	59	—	—	313

	~~W~~	2,639	7,502	357,246	147,896	73,323	9,577

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	947,409	—	13,240	815,629	—	153,212
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	87,116	—	—	—	—	194
LG Electronics Vietnam Haiphong Co., Ltd.		277,743	—	—	3,019	—	924
LG Electronics Nanjing New Technology Co., Ltd.		297,033	—	—	31	—	486
LG Electronics RUS, LLC		100,894	—	—	—	—	1,972

29.	Related Parties and Others, Continued

(In millions of won)	2019
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics do Brasil Ltda.	~~W~~	145,546	—	—	—	—	289
LG Innotek Co., Ltd.		7,572	—	53,886	—	—	79,162
Qingdao LG Inspur Digital Communication Co., Ltd.		22,563	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		41,858	—	—	—	—	—
LG Electronics Mexicalli, S.A. DE C.V.		114,520	—	—	—	—	85
LG Electronics Mlawa Sp. z o.o.		618,715	—	—	—	—	1,967
LG Hitachi Water Solutions Co., Ltd.(*2)		—	—	—	79,986	—	—
LG Electronics Reynosa, S.A. DE C.V.		722,194	—	—	—	—	1,155
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	444	14,527	—	88
HiEntech Co., Ltd.(*2)		47	—	—	7,264	—	21,576
HiEntech (Tianjin) Co., Ltd.(*2)		—	—	—	32,335	—	15,423
LG Electronics Egypt S.A.E.		97,359	—	—	—	—	241
LG Electronics Alabama Inc.		12,869	—	—	—	—	—
LG Electronics Japan, Inc.		—	—	—	14	—	6,236
P.T. LG Electronics Indonesia		11,200	—	—	—	—	176
Others		12,564	—	—	33	—	6,996

	~~W~~	2,569,793	—	54,330	137,209	—	136,970

	~~W~~	3,519,841	7,502	424,816	1,100,734	73,323	299,759

(*1)	Represents transactions occurred prior to the Group’s disposal of the entire investments
(*2)	Represents transactions occurred prior to LG Electronics Inc.’s disposal of the entire investments.

29.	Related Parties and Others, Continued

(In millions of won)	2018
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
INVENIA Co., Ltd.	~~W~~	—	30	1,608	58,111	—	896
AVATEC Co., Ltd.		—	530	—	—	71,403	905
Paju Electric Glass Co., Ltd.		—	4,172	364,183	—	—	4,411
WooRee E&L Co., Ltd.		—	—	58	—	—	144
YAS Co., Ltd.		—	—	5,281	143,192	—	3,391
LB Gemini New Growth Fund No. 16(*)		1,112	540	—	—	—	—

	~~W~~	1,112	5,272	371,130	201,303	71,403	9,747

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	1,215,153	—	36,522	1,041,563	—	127,775
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	71,798	—	—	—	—	103
LG Electronics Vietnam Haiphong Co., Ltd.		173,051	—	—	4,541	—	166
LG Electronics Nanjing New Technology Co., Ltd.		223,524	—	—	424	—	1,528
LG Electronics RUS, LLC		106,631	—	—	—	—	2,673

29.	Related Parties and Others, Continued

(In millions of won)	2018
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics do Brasil Ltda.	~~W~~	192,775	—	—	—	—	350
LG Innotek Co., Ltd.		29,267	—	147,453	—	—	39,136
Qingdao LG Inspur Digital Communication Co., Ltd.		37,738	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		131,970	—	—	—	—	1
LG Electronics Mexicalli, S.A. DE C.V.		187,844	—	—	—	—	210
LG Electronics Mlawa Sp. z o.o.		740,784	—	—	—	—	631
LG Electronics Taiwan Taipei Co., Ltd.		12,746	—	—	—	—	330
LG Hitachi Water Solutions Co., Ltd.		9,100	—	—	304,365	—	8,980
LG Electronics Reynosa, S.A. DE C.V.		1,030,414	—	—	—	—	2,021
LG Electronics Almaty Kazakhstan		3,759	—	—	—	—	42
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	330	26,871	—	7,264
HiEntech Co., Ltd.		—	—	—	22,378	—	29,215
Hientech (Tianjin) Co., Ltd.		—	—	—	92,900	—	23,880
LG Electronics S.A. (Pty) Ltd.		7,244	—	—	—	—	20
LG Electronics Egypt S.A.E.		25,491	—	—	—	—	16
Others		5,195	—	28	15	—	11,480

	~~W~~	2,989,331	—	147,811	451,494	—	128,046

	~~W~~	4,205,596	5,272	555,463	1,694,360	71,403	265,568

(*)	Represents transactions occurred prior to the Group’s disposal of the entire investments.

29.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2019		December 31, 2018	December 31, 2019	December 31, 2018
Associates
INVENIA Co., Ltd.(*)		—	2,000	—	30,179
AVATEC Co., Ltd.		—	—	1,029	4,382
Paju Electric Glass Co., Ltd.		—	—	62,853	60,566
WooRee E&L Co., Ltd.		—	—	1,888	7
YAS Co., Ltd.		—	—	27,489	6,145
Material Science Co., Ltd.		—	—	8	—

	~~W~~	—	2,000	93,267	101,279

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	209,939	247,679	157,713	430,677
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	6,113	9,047	—	29
LG Electronics Vietnam Haiphong Co., Ltd.		47,740	25,544	75	—
LG Electronics Nanjing New Technology Co., Ltd.		55,343	43,463	49	139
LG Electronics RUS, LLC		17,600	22,570	83	90
LG Electronics do Brasil Ltda.		14,805	15,608	26	62
LG Innotek Co., Ltd.		267	2,885	36,426	47,382
LG Electronics Mexicali, S.A. DE C.V.	~~W~~	11,195	15,305	17	—

29.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2019		December 31, 2018	December 31, 2019	December 31, 2018
LG Electronics Mlawa Sp. z o.o.	~~W~~	124,390	70,236	75	33
LG Electronics Reynosa, S.A. DE C.V.		82,927	69,189	62	134
LG Electronics Egypt S.A.E.		9,432	10,296	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		7,221	3,530	—	—
P.T. LG Electronics Indonesia		7,696	—	16	—
Others		2,452	27,535	3,548	102,486

	~~W~~	387,181	315,208	40,377	150,355

	~~W~~	597,120	564,887	291,357	682,311

(*)	Excluded from related parties due to the Group’s disposal of equity investments during the year ended December 31, 2019.

29.	Related Parties and Others, Continued

(d)

Details of significant cash transactions such as grant of loans and collection of loans, which occurred in the normal course of business with related parties for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	Loans(*1)
Associates	January 1, 2019		Increase	Decrease(*2)	December 31, 2019
INVENIA Co., Ltd.	~~W~~	2,000	1,000	(3,000)	—

(*1)	Loans are presented based on nominal amounts.
(*2)	Excluded from related parties due to disposal of equity investments during the year ended December 31, 2019.

(In millions of won)
	Loans(*)
Associates	January 1, 2018		Increase	Decrease	December 31, 2018
INVENIA Co., Ltd.	~~W~~	2,375	—	(375)	2,000
YAS Co., Ltd.		375	—	(375)	—

	~~W~~	2,750	—	(750)	2,000

(*)	Loans are presented based on nominal amounts.

29.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Group and certain companies and their subsidiaries, which are included in LG Group, one of conglomerates according to the Monopoly Regulation and Fair Trade Act for the years ended December 31, 2019 and 2018 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)
	For the year ended December 31, 2019			December 31, 2019
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	625,609	425,895	93,623	77,721
LG Uplus Corp.		—	2,358	—	208
LG Chem Ltd. and its subsidiaries		82,565	1,123,633	97	128,636
S&I Corp. and its subsidiaries (formerly, Serveone)		867	739,722	21,307	159,202
Silicon Works Co., Ltd.		92	713,484	—	126,856
LG Corp.		—	55,059	8,781	—
LG Management Development Institute		—	8,606	3,480	231
LG CNS Co., Ltd. and its subsidiaries		20	253,056	2	75,850
LG Hausys Ltd.		3	1	—	—
LG Household & Health Care and its subsidiaries		1	214	—	6
LG Holdings Japan Co., Ltd.		—	2,056	2,264	—
G2R Inc. and its subsidiaries		—	74,830	—	29,540
Robostar Co., Ltd.		—	11,384	—	2,332
Others(*)		16	234,121	—	—

	~~W~~	709,173	3,644,419	129,554	600,582

(*)

Due to S&I Corp.’s disposal of partial investments in Serveone in May 2019, Serveone was reclassified from one of the S&I Corp.’s subsidiaries to associates. Accordingly, transactions with S&I Corp. after the disposal are classified as others. In addition, due to LG Electronics Inc.’s disposal of entire investments in HiEntech Co., Ltd. and its subsidiaries and LG Hitachi Water Solutions Co., Ltd. in September 2019, transactions after the disposal are presented as others.

29.	Related Parties and Others, Continued

(In millions of won)
	For the year ended December 31, 2018			December 31, 2018
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	715,835	578,153	83,011	146,836
LG Uplus Corp.		21	1,745	—	178
LG Chem Ltd. and its subsidiaries		1,648	1,233,945	173	184,357
Serveone and its subsidiaries		401	1,928,820	21,307	510,132
Silicon Works Co., Ltd.		—	713,093	—	140,694
LG Corp.		—	54,434	11,246	—
LG Management Development Institute		—	9,734	3,480	441
LG CNS Co., Ltd. and its subsidiaries		—	278,330	1	95,703
LG Hausys Ltd.		1,111	4	—	3
LG Household & Health Care and its subsidiaries		1	118	—	—
LG Holdings Japan Co., Ltd.		—	1,836	2,037	—
G2R Inc. and its subsidiaries		—	60,978	—	19,773
Robostar Co., Ltd.		—	3,616	—	2,723

	~~W~~	719,017	4,864,806	121,255	1,100,840

29.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Short-term benefits	~~W~~	2,664	2,622
Expenses related to the defined benefit plan		553	794

	~~W~~	3,217	3,416

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

30.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2019 and 2018 is as follows:

(In millions of won)
	2019		2018
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	~~W~~	(1,333,967)	516,734
Recognition of right of use assets and lease liabilities		29,733	—

31.	Non-current Assets Held for Sale

In prior years, the Group decided to dispose certain tangible assets of LG Display Poland Sp. z o.o. based on the management’s approval and began effort to sell the disposal group. During the year ended December 31, 2019, the Group completed the sale of these assets to LG Chem Poland Sp. z o.o.

Gain from disposal of non-current assets held for sale amount to ~~W~~8,353 million and was recognized as other non-operating income.

LG DISPLAY CO., LTD.

Separate Financial Statements

For the Years Ended December 31, 2019 and 2018

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Opinion

We have audited the accompanying separate financial statements of LG Display Co., Ltd. (the “Company”), which comprise the separate statements of financial position of the Company as of December 31, 2019 and 2018, the related separate statements of comprehensive loss, changes in equity and cash flows for the years then ended, and notes to the separate financial statements comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2019 and 2018, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

We also have audited, in accordance with the Standards on Auditing, the Company’s Internal Control over Financial Reporting as of December 31, 2019, based on criteria established in Conceptual Framework for Designing and Operating Internal Control over Financial Reporting issued by the Operating Committee of Internal Control over Financial Reporting in Korea, and our report dated March 11, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the separate financial statements as of and for the year ended December 31, 2019. These matters were addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

(i)	Assessment of impairment of non-financial assets including goodwill

As discussed in Notes 3 (k), 9 and 10, the Company’s non-financial assets, including goodwill amounts to ~~W~~13,472,222 million as of December 31, 2019. Due to the significant changes in the Company’s business during 2019, the Company determined that a change in its cash generating units (“CGU”) is appropriate. As a result, the Company’s CGU was changed from a single CGU to three CGUs, namely Display, Display (AD PO) and Lighting, with goodwill allocated to Display and Lighting CGUs, respectively. For CGUs to which goodwill is allocated, the Company performs impairment test on an annual basis regardless of whether an indicator for impairment exists. For CGUs to which goodwill is not allocated, the Company performs impairment test when there is an indication of impairment. The recoverable amount used in impairment tests as of December 31, 2019 is value in use based on discounted cash flow model which uses the expected future cash flows including assumptions that involved a high degree of management judgment. In 2019, the Company recognized impairment losses of ~~W~~1,004,229 million and ~~W~~230,867 million for the Display (AD PO) CGU and Lighting CGU, respectively.

We identified the assessment of impairment of non-financial assets including goodwill as a key audit matter. Determination of change in CGUs as well as allocation of assets among different CGUs require management’s significant judgment. In addition, for the CGUs of Display and Display (AD PO), revenue and operating expense forecasts over the period which management projected, growth rates for subsequent years (“terminal growth rate”) and discount rate used to estimate value in use were challenging to test as minor changes to those assumptions would have a significant effect on the Company’s assessment whether goodwill and machinery and equipment were impaired.

The primary procedures we performed to address this key audit matter included:

•

We tested certain internal controls over the Company’s non-current assets impairment assessment process, including controls related to determination of cash generating units, and the development of revenue and operating expenses forecast, terminal growth rate and discount rate assumptions.

•	We evaluated the factors considered in the Company’s determination of CGUs against supporting evidence.

•	We verified the accuracy of allocation of Company’s assets including corporate assets and goodwill to each CGU.

•	We compared the Company’s historical revenue forecasts to actual results to assess the Company’s ability to accurately forecast.

•	We evaluated the revenue forecasts and operating expense used to determine the value in use by comparison with the financial budgets approved by the board of directors.

•	We performed sensitivity analysis over the terminal growth rate and discount rate assumptions to assess their impact on the Company’s impairment assessment.

•

We involved our valuation professionals with specialized skills and knowledge who assisted us in evaluating the appropriateness of the discounted cash flow model used by management, the discount rate by checking the source information underlying the determination of the discount rates, and testing the mathematical accuracy of the calculation.

(ii)	Assessment of recoverability of deferred tax assets

As discussed in Note 24 to the separate financial statements, the Company had ~~W~~1,367,714 million of deferred tax assets and ~~W~~549,056 million of unrecognized tax benefit as of December 31, 2019. The deferred tax assets arise primarily due to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as, unused tax losses and tax credit carryforwards. The assessment of the realizability of these deferred tax assets is dependent on the generation of future taxable income of the Company. Changes in assumptions regarding forecasted taxable income could have a significant impact on the amount of deferred tax assets recognized and unrecognized tax benefit.

We identified the assessment of the realizability of the deferred tax assets as a key audit matter because it involves high degree of subjective auditor judgment in assessing the significant assumptions and judgments that are reflected in estimating future taxable profits over the periods in which the above mentioned differences become deductible, or within the periods before the unused tax losses and tax credit forwards expire. This subjectivity is primarily driven by the Company’s assumptions in revenue and operating expense, which are used to estimate the forecasted taxable income in the future.

The primary procedures we performed to address this key audit matter included:

•

We tested certain internal controls relating to the Company’s deferred tax assets realizability assessment process, including controls related to the development of assumptions in determining the forecasted taxable income for each year.

•	We evaluated the Company’s estimates of revenue and operating expense, by comparing them with the financial budgets approved by the board of directors and historical performance.

•	We compared the forecasts of taxable income and timing of utilization of deferred tax assets in prior year to actual results to assess the Company’s ability to accurately forecast.

•	We also evaluated the Company’s history of realizing deferred tax assets by evaluating the expiration of unused tax losses.

•	We involved tax professionals with specialized skills and knowledge who assisted in assessing the Company’s tax adjustments and feasibility of planned tax strategies affecting deferred tax.

Other matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing these separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether theses separate financial statements as a whole are free from material misstatements, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance’ is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, then we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Sang Hyun Han.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 11, 2020

This report is effective as of March 11, 2020, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Separate Statements of Financial Position

As of December 31, 2019 and 2018

(In millions of won)	Note	December 31, 2019		December 31, 2018
Assets
Cash and cash equivalents	4, 26	~~W~~	1,105,245	473,283
Deposits in banks	4, 26		77,257	77,200
Trade accounts and notes receivable, net	5, 14, 26, 29		3,565,860	3,389,108
Other accounts receivable, net	5, 26		439,940	321,963
Other current financial assets	6, 26		55,665	29,281
Inventories	7		1,526,299	1,951,155
Prepaid income tax			111,129	—
Other current assets	5		199,833	136,349

Total current assets			7,081,228	6,378,339
Deposits in banks	4, 26		11	11
Investments	8		4,958,308	3,602,214
Other non-current accounts receivable, net	5, 26		19,899	25,823
Other non-current financial assets	6, 26		74,203	77,192
Property, plant and equipment, net	9, 27		12,764,175	14,984,564
Intangible assets, net	10		708,047	816,808
Deferred tax assets	24		1,367,714	851,936
Employee benefits assets	12		127,252	—
Other non-current assets	5		281,843	325,219

Total non-current assets			20,301,452	20,683,767

Total assets		~~W~~	27,382,680	27,062,106

Liabilities
Trade accounts and notes payable	26, 29	~~W~~	2,682,403	3,186,123
Current financial liabilities	11, 26, 27		1,474,589	1,044,841
Other accounts payable	26		3,329,040	1,746,412
Accrued expenses			520,395	516,970
Income tax payable			—	17,404
Provisions	13		188,238	96,555
Advances received	14		898,447	780,906
Other current liabilities	13		47,371	27,419

Total current liabilities			9,140,483	7,416,630
Non-current financial liabilities	11, 26, 27		7,094,405	5,139,476
Non-current provisions	13		67,118	32,764
Defined benefit liabilities, net	12		—	44,187
Long-term advances received	14		328,677	1,122,015
Other non-current liabilities	13		85,904	94,453

Total non-current liabilities			7,576,104	6,432,895

Total liabilities			16,716,587	13,849,525

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings	16		6,625,901	9,172,389

Total equity			10,666,093	13,212,581

Total liabilities and equity		~~W~~	27,382,680	27,062,106

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Comprehensive Loss

For the years ended December 31, 2019 and 2018

(In millions of won, except earnings per share)	Note	2019		2018
Revenue	17, 29	~~W~~	21,658,329	22,371,687
Cost of sales	7, 18, 29		(20,834,648)	(20,439,681)

Gross profit			823,681	1,932,006
Selling expenses	19		(728,695)	(519,804)
Administrative expenses	19		(674,650)	(678,861)
Research and development expenses			(1,204,581)	(1,206,336)

Operating loss			(1,784,245)	(472,995)

Finance income	22		204,966	148,301
Finance costs	22		(371,856)	(129,652)
Other non-operating income	21		835,514	541,547
Other non-operating expenses	21		(2,229,160)	(577,007)

Loss before income tax			(3,344,781)	(489,806)
Income tax benefit	23		(704,888)	(47,515)

Loss for the period			(2,639,893)	(442,291)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12, 23		128,640	5,690
Related income tax	12, 23		(35,235)	(1,169)

Other comprehensive income for the period, net of income tax			93,405	4,521

Total comprehensive loss for the period		~~W~~	(2,546,488)	(437,770)

Loss per share (In won)
Basic and diluted loss per share	25	~~W~~	(7,378)	(1,236)

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2019 and 2018

(In millions of won)	Share capital		Share premium	Retained earnings	Total equity
Balances at January 1, 2018	~~W~~	1,789,079	2,251,113	9,789,067	13,829,259

Total comprehensive loss for the period
Loss for the period		—	—	(442,291)	(442,291)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	4,521	4,521

Total comprehensive loss for the period	~~W~~	—	—	(437,770)	(437,770)

Transaction with owners, recognized directly in equity
Dividends to shareholders		—	—	(178,908)	(178,908)

Balances at December 31, 2018	~~W~~	1,789,079	2,251,113	9,172,389	13,212,581

Balances at January 1, 2019	~~W~~	1,789,079	2,251,113	9,172,389	13,212,581

Total comprehensive loss for the period
Loss for the period		—	—	(2,639,893)	(2,639,893)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	93,405	93,405

Total comprehensive loss for the period	~~W~~	—	—	(2,546,488)	(2,546,488)

Balances at December 31, 2019	~~W~~	1,789,079	2,251,113	6,625,901	10,666,093

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2019 and 2018

(In millions of won)	Note	2019		2018
Cash flows from operating activities:
Loss for the period		~~W~~	(2,639,893)	(442,291)
Adjustments for:
Income tax benefit	23		(704,888)	(47,515)
Depreciation and amortization	9, 10, 18		2,549,770	2,392,768
Gain on foreign currency translation			(60,963)	(38,724)
Loss on foreign currency translation			140,683	102,689
Expenses related to defined benefit plans	12, 20		161,056	178,274
Gain on disposal of property, plant and equipment			(54,756)	(42,864)
Loss on disposal of property, plant and equipment			25,851	8,615
Impairment loss on disposal of property, plant and equipment			1,140,760	43,601
Gain on disposal of intangible assets			(552)	(239)
Loss on disposal of intangible assets			18	—
Impairment loss on intangible assets			240,816	82
Reversal of impairment loss on intangible assets			(960)	(348)
Expense on increase of provisions			366,771	207,892
Finance income			(172,260)	(145,293)
Finance costs			331,475	119,915
Other income			(20,432)	(3,400)
Other expenses			9,078	612

			3,951,467	2,776,065
Changes in
Trade accounts and notes receivable			(830,210)	1,110,769
Other accounts receivable			(66,057)	21,444
Inventories			424,856	(355,858)
Other current assets			(14,579)	101,812
Other non-current assets			(37,761)	(65,166)
Trade accounts and notes payable			(447,803)	828,112
Other accounts payable			2,115,555	(223,707)
Accrued expenses			(23,461)	(249,579)
Provisions			(240,734)	(190,317)
Other current liabilities			(208,033)	53,017
Defined benefit liabilities, net			(63,855)	(222,932)
Long-term advances received			63,672	957,717
Other non-current liabilities			7,174	25,745

			678,764	1,791,057
Cash generated from operating activities			1,990,338	4,124,831
Income taxes refunded (paid)			25,342	(313,867)
Interests received			13,481	19,592
Interests paid			(236,936)	(145,082)

Net cash provided by operating activities		~~W~~	1,792,225	3,685,474

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2019 and 2018

(In millions of won)	Note	2019		2018
Cash flows from investing activities:
Dividends received		~~W~~	18,622	24,136
Increase in deposits in banks			(114,257)	(275,700)
Proceeds from withdrawal of deposits in banks			114,200	778,915
Acquisition of financial asset at fair value through profit or loss			—	(286)
Acquisition of financial assets at fair value through other comprehensive income			(21)	—
Proceeds from disposal of financial assets at fair value through other comprehensive income			107	6
Acquisition of investments			(1,224,836)	(192,611)
Proceeds from disposal of investments			16,738	4,527
Acquisition of property, plant and equipment			(2,173,535)	(5,548,289)
Proceeds from disposal of property, plant and equipment			384,506	201,222
Acquisition of intangible assets			(511,661)	(466,496)
Proceeds from disposal of intangible assets			2,349	960
Government grants received			3,979	1,210
Receipt from settlement of derivatives			21,752	2,026
Proceeds from collection of short-term loans			19,881	11,058
Increase in short-term loans			(8,725)	(7,700)
Increase in long-term loans			(6,465)	(36,580)
Increase in deposits			(4,949)	(348)
Decrease in deposits			5,244	569
Proceeds from disposal of emission rights			20,416	10,200

Net cash used in investing activities			(3,436,655)	(5,493,181)

Cash flows from financing activities:	28
Proceeds from short-term borrowings			1,264,915	552,164
Repayments of short-term borrowings			(928,335)	(552,884)
Proceeds from issuance of bonds			1,323,251	828,169
Proceeds from long-term borrowings			1,669,148	2,489,560
Repayments of current portion of long-term borrowings and bonds			(1,043,649)	(1,425,395)
Payment guarantee fee received			5,068	1,876
Repayments of lease liabilities			(14,006)	—
Dividends paid			—	(178,908)

Net cash provided by financing activities			2,276,392	1,714,582

Net increase (decrease) in cash and cash equivalents			631,962	(93,125)
Cash and cash equivalents at January 1			473,283	566,408

Cash and cash equivalents at December 31		~~W~~	1,105,245	473,283

See accompanying notes to the separate interim financial statements.

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 and the Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of December 31, 2019, the Company is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2019, LG Electronics Inc., a major shareholder of the Company, owns 37.9% (135,625,000 shares) of the Company’s common stock.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2019, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2019, there are 19,545,920 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, Etc., these separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate or a venture in a joint ventures, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The separate financial statements were authorized for issuance by the Board of Directors on January 30, 2020, which will be submitted for approval to the shareholders’ meeting to be held on March 20, 2020.

2.	Basis of Presenting Financial Statements, Continued

(b)	Basis of Measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss(“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss(“FVTPL”), and

•	net defined benefit liabilities (employee benefits assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The separate financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the separate financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in the following notes:

•	Financial instruments (Note 3(f))

•	Intangible assets (Note 3(k), 10)

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Provisions (Note 3(m), 13)

•	Inventories (Note 3(e), 7)

•	Property, plant and equipment (Note 9)

•	Intangible assets (Note 10)

•	Employee benefits (Note 12)

•	Deferred tax assets and liabilities (Note 24)

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its separate financial statements are as follows:

(a)	Changes in Accounting Policies

The Company has initially applied K-IFRS No. 1116, Leases, from January 1, 2019. A number of other new standards are effective from January 1, 2019 but they do not have a material effect on the Company’s separate financial statements.

In application of K-IFRS No. 1116, Leases, from January 1, 2019, the Company used the modified retrospective approach, under which right-of-use assets and lease liabilities are recognized in equal amount. Accordingly, the comparative information presented for 2018 is presented, as previously reported, under K-IFRS No. 1017 and relative interpretations. The disclosure requirements in K-IFRS No. 1116 have not been applied to comparative information. The details of the changes in accounting policies are disclosed below.

i)	Definition of a lease

Previously, the Company determined at contract inception whether an arrangement was or contained a lease under K-IFRS No. 2104, Determining Whether an Arrangement contains a Lease. For contracts entered into or changed on or after January 1, 2019, the Company assesses whether a contract is or contains a lease based on the definition of a lease under K-IFRS No. 1116 as described in Note 27.

On adoption of K-IFRS No. 1116, as of January 1, 2019, the Company applied the practical expedient to grandfather the assessment of which transactions are leases for existing contracts. The Company applied K-IFRS No. 1116 only to contracts that were previously identified as leases.

ii)	Accounting as a lessee

As a lessee, the Company leases buildings, vehicles, machinery, equipment and others. The Company previously classified leases as operating or finance leases based on its assessment of whether the lease transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Company. Under K-IFRS No. 1116, the Company recognizes right-of-use assets and lease liabilities for most of these leases on the separate statement of financial position.

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease and non-lease component on the basis of its relative stand-alone price.

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

Leases classified as operating leases under K-IFRS No. 1017

The Company classified its leases of buildings, vehicles, machinery, equipment and others as operating leases under K-IFRS No. 1017. On adoption of K-IFRS No. 1116, for these leases, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rate as at January 1, 2019 (see Note 27). Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid lease payments.

The Company used following practical expedients when applying K-IFRS No. 1116 to leases previously classified as operating leases under K-IFRS No. 1017:

•	did not recognize right-of-use assets and liabilities for leases for which the lease term ends within 12 months of the date of initial application;

•	did not recognize right-of-use assets and liabilities for leases of low value assets;

•	excluded initial direct costs from the measurement of the right-of-use asset at the date of initial application; and

•	used hindsight when determining the remaining lease term.

iii)	Accounting as a lessor

The Company leases out its own property and right-of-use assets. The Company classified these leases as operating leases or finance leases based on their characteristics.

iv)	Impact on the separate financial statements

Impacts on adoption

On adoption of K-IFRS No. 1116, the Company recognized additional right-of-use assets and additional lease liabilities as below.

(In millions of won)	January 1, 2019
Right-of-use assets presented in property, plant and equipment	~~W~~	16,332
Lease liabilities		16,332

When measuring lease liabilities at January 1, 2019 for leases that were classified as operating leases in accordance with K-IFRS No. 1017, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average discount rate applied is 2.96%.

(In millions of won)	January 1, 2019
Amount of operating lease commitments at December 31, 2018	~~W~~	18,244
Discounted using the incremental borrowing rate at January 1, 2019		16,558
Finance lease liabilities recognized as at December 31, 2018		—
— Recognition exemption for lease of low-value assets		(115)
— Recognition exemption for leases with less than 12 months of lease term at adoption		(111)
Lease liabilities recognized at January 1, 2019		16,332

3.	Summary of Significant Accounting Policies, Continued

(b)	Interest in subsidiaries, associates and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No.1027, Separate Financial Statements. The Company applied the cost method to investments in subsidiaries, associates and joint ventures. Dividends from subsidiaries, associates or joint ventures are recognized in profit or loss when the right to receive the dividend is established.

(c)	Foreign Currency Transaction and Translation

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on an investment in equity securities designated as at FVOCI and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (costs) in the separate statement of comprehensive income (loss) and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the separate statement of comprehensive income (loss). Foreign currency differences are presented in gross amounts in the separate statement of comprehensive income (loss).

(d)	Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

(e)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments

(i)	Non-derivative financial assets

Recognition and initial measurement

Trade receivables and debt securities issued are initially recognized when they are originated. All other financial assets are recognized in statement of financial position when, and only when, the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

i)	Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI – debt investment; FVOCI – equity investments; or FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the subsequent reporting period following the change in the business model.

A financial asset is measured as at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investments that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured as at FVTPL. This includes all derivative financial assets. At initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

ii)	Financial assets: business model

The Company makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•

the stated policies and objectives for the portfolio and the operation of those policies in practice (these include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets);

•	how the performance of the portfolio is evaluated and reported to the Company’s management;

•	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed; and

•	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transaction that do not qualify for derecognition are not considered sale for this purpose.

A financial asset that is held for trading or is managed and whose performance is evaluated on a fair value basis is measured at FVTPL.

iii)	Financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

For the purpose of the assessment, “principal” is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and cost (e.g. liquidity risk and administrative costs), as well as profit margin.

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers.

•	contingent events that would change the amount or timing of cash flows:

•	terms that may adjust the contractual coupon rate, including variable-rate features;

•	prepayment and extension features; and

•	terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse features)

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest or the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract.

Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued but unpaid contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

iv)	Financial assets: Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Derecognition

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or it transfers or does not retain substantially all the risks and rewards of ownership of a transferred asset, and does not retain control of the transferred asset.

If the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset.

Offset

Financial assets and liabilities are offset and the net amount is presented in the separate statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

(ii)	Non-derivative financial liabilities

The Company classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as at FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2019, non-derivative financial liabilities comprise borrowings, bonds, trade accounts and notes payable, other accounts payable and others.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii)	Share Capital

The Company issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv)	Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Hedge Accounting

If necessary, the Company designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

i)	Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income (loss). The Company discontinues fair value hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instrument expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting.

ii)	Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Company discontinues cash flow hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instruments expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Other derivative financial instruments

Other derivative financial instruments are measured at fair value and changes of their fair value are recognized in profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(g)	Property, Plant and Equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii)	Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred

(iii)	Depreciation

Depreciation is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	2, 4, 12
Right-of-use assets	(*)

(*)	The Company depreciates the right-of-use assets from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term on a straight-line basis.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

(h)	Borrowing Costs

The Company capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense.

(i)	Government Grants

In case there is reasonable assurance that the Company will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i)	Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii)	Grants for compensating the Company’s expenses incurred

A government grant that compensates the Company for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

3.	Summary of Significant Accounting Policies, Continued

(i)	Government Grants, Continued

(iii)	Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Company with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(j)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i)	Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of a business over the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

(ii)	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized as intangible assets only if the Company can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits (among other things, the Company can demonstrate the usefulness of the intangible asset by existence of a market for the output of the intangible asset or the intangible asset itself if it is to be used internally),

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii)	Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

3.	Summary of Significant Accounting Policies, Continued

(j)	Intangible Assets, Continued

(iv)	Subsequent costs

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific intangible asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(v)	Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7, 10
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*)

Capitalized development costs are amortized over the useful lives considering the life cycle of the developed products. Amortization of capitalized development costs are recognized in research and development expenses in the separate statement of comprehensive income (loss).

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(k)	Impairment

(i)	Financial assets

Financial instruments and contract assets

The Company recognizes loss allowance for financial assets measured at amortized cost and debt investments at FVOCI at the ‘expected credit loss’ (ECL).

The Company recognizes a loss allowance for the life-time expected credit losses except for following, which are measured at 12-month ECLs:

•	debt securities that are determined to have low credit risk at the reporting date; and

•

other debt securities and bank deposits for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both qualitative and quantitative information and analysis, based on the Company’s historical experience and informed credit assessment including forward-looking information.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of the ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

Estimation of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured using the present value of the difference between the contractual cash flows and the expected contractual cash flows. The expected credit losses are discounted using effective interest rate of the financial assets.

Credit-impaired financial assets

At each reporting period-end, the Company assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the issuer or the borrower;

•

the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

•	it is probable that the borrower will enter bankruptcy or other financial reorganization; or

•	the disappearance of an active market for a security because of financial difficulties.

Presentation of loss allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt securities at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI instead of reducing the carrying amount of financial assets in the separate statement of financial position.

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations for recovering the financial asset in its entirety or a portion thereof. The Company assess whether there are reasonable expectations of recovering the contractual cash flows from customers and individually assess the timing and amount of write-off. The Company expects no significant recovery from the amount written-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

(ii)	Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year.

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Company determines the recoverable amount of the cash-generating unit to which the asset belongs. The cash-generating unit (“CGU”) is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value less costs to sell is based on the best information available to reflect the amount that the Company could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized from the acquisition cost. An impairment loss in respect of goodwill is not reversed.

3.	Summary of Significant Accounting Policies, Continued

(l)	Leases

The Company applied K-IFRS No. 1116 using the modified retrospective approach and therefore the comparative information is not restated and continues to be reported applying K-IFRS No. 1017 and K-IFRS No. 2104.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company uses the definition of a lease in K-IFRS No. 1116.

(i)	As a lessee—Policies from January 1, 2019

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease and non-lease component on the basis of its relative stand-alone price. For certain leases, the Company accounts for the lease and non-lease components as a single lease component by applying the practical expedient not to separate non-lease components.

The Company recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at of before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

3.	Summary of Significant Accounting Policies, Continued

(l)	Lease, Continued

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured the Company recognizes the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Company recognizes any remaining amount of the remeasurement in profit or loss.

The Company presents right-of-use assets in ‘property, plant and equipment’ and lease liabilities in ‘financial liabilities’ in the separate statement of financial position.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(ii)	As a lessor—Policies from January 1, 2019

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sub-lease as an operating lease.

3.	Summary of Significant Accounting Policies, Continued

(l)	Lease, Continued

If an arrangement contains lease and non-lease components, then the Company applies K-IFRS No. 1115 to allocate the consideration in the contract.

At the commencement date, the Company recognizes assets held under a finance lease in its statement of financial position and present them as a receivable at an amount equal to the net investment in the lease and recognize finance income over the lease term, based on a pattern reflecting a constant periodic rate of return on the lessor’s net investment in the lease.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

The accounting policies applicable to the Company as a lessor in the comparative period are not different from K-IFRS No. 1116.

(m)	Provisions

A provision is recognized, as a result of a past event, if the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Company recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for 18~36 months from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Company’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

3.	Summary of Significant Accounting Policies, Continued

(n)	Employee Benefits

(i)	Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Company has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii)	Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

(iii)	Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees.

(iv)	Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Company’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Company determines the net interest expense (income) on the net defined benefit liability (employee benefits asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (employee benefits asset), taking into account any changes in the net defined benefit liability (employee benefits asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (employee benefits asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(v)	Termination benefits

The Company recognizes expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring involving the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, the Company measures the termination benefit with present value of future cash payments.

3.	Summary of Significant Accounting Policies, Continued

(o)	Revenue from contracts with customers

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts, volume rebates and other cash incentives paid to customers.

The Company recognizes revenue according to the five-stage revenue recognition model (① Identifying the contract g ② Identifying performance obligations g ③ Determining transaction price g ④ Allocating the transaction price to performance obligations g ⑤ Recognizing revenue for performance obligations).

The Company generates revenue primarily from sale of display panels. Product revenue is recognized when a customer obtains control over the Company’s products, which typically occurs upon shipment or delivery depending on the terms of the contracts with the customer.

The Company includes return option in the sales contract of display panels with its customers and the consideration receivable from the customer is subject to change due to returns. The Company estimates an amount of variable consideration by using the expected value method which the Company expects to better predict the amount of consideration. The Company includes in the transaction price an amount of variable consideration estimated only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur during the return period when the uncertainty associated with the variable consideration is subsequently resolved. The Company recognizes a refund liability and an asset for its right to recover products from customers if the Company receives consideration from a customer and expects to refund some or all of that consideration to the customer. Sales taxes or value-added taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and are excluded from revenues in the separate statement of comprehensive income (loss).

(p)	Operating Segments

In accordance with K-IFRS No. 1108, Operating Segments, entity wide disclosures of geographic and product revenue information are provided in the separate financial statements.

(q)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including debt instruments measured at FVOCI), dividend income, gains on disposal of debt instruments measured at FVOCI, changes in fair value of financial assets at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, gain and losses from financial assets measured at FVTPL, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

3.	Summary of Significant Accounting Policies, Continued

(r)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company offsets deferred tax assets and deferred tax liabilities if, and only if, the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority.

3.	Summary of Significant Accounting Policies, Continued

(s)	Earnings (Loss) Per Share

The Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks such as convertible bonds and others.

(t)	Business Combinations

The Company accounts for business combinations using the acquisition method when control is transferred to the Company. The consideration transferred in the acquisition and the identifiable net assets acquired from business combinations are measured at fair value. If the consideration transferred exceeds the fair value of identifiable net asset, the Company recognizes goodwill; if not, then the Company recognizes gain on a bargain purchase. Any goodwill that arises is tested annually for impairment. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities in accordance with K-IFRS No. 1032 and K-IFRS No. 1109. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

(u)	New Standards and Amendments Not Yet Adopted,

A number of new standards are effective for annual periods beginning after January 1, 2019 and earlier application is permitted; however, the Company has not early adopted the new or amended standards in preparing these separate financial statements.

The following amended standards and interpretations are not expected to have a significant impact on the Company’s separate financial statements:

•	Amendments to References to Conceptual Framework in K-IFRS Standards;

•	Definition of a Business (Amendments to K-IFRS No. 1103, Business Combinations);

•	Definition of Material (Amendments to K-IFRS No. 1001, Presentation of Financial Statements and K-IFRS No. 1008, Accounting Policies, Changes in Accounting Estimates and Errors); and

•	K-IFRS No. 1117, Insurance Contracts.

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of December 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	1,105,245	473,283
Deposits in banks
Time deposits	~~W~~	—	3,118
Restricted deposits (*)		77,257	74,082

	~~W~~	77,257	77,200

Non-current assets
Deposits in banks
Restricted deposits (*)	~~W~~	11	11

	~~W~~	1,182,513	550,494

(*)

Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to enforce the Company’s investment plans upon the receipt of grants from Gumi city and Gyeongsangbuk-do, and others.

5.	Receivables and Other Assets

(a)	Trade accounts and notes receivable as of December 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Due from third parties	~~W~~	221,243	257,037
Due from related parties		3,344,617	3,132,071

	~~W~~	3,565,860	3,389,108

(b)	Other accounts receivable as of December, 2019 and December 31, 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Current assets
Non-trade receivables, net	~~W~~	438,659	316,069
Accrued income		1,281	5,894

	~~W~~	439,940	321,963

Non-current assets
Long-term non-trade receivables	~~W~~	19,899	25,823

	~~W~~	459,839	347,786

Due from related parties included in other accounts receivable, as of December 31, 2019 and 2018 are ~~W~~45,518 million and ~~W~~247,677 million, respectively.

5.	Receivables and Other Assets, Continued

(c)	The aging of trade accounts and notes receivable, and other accounts receivable as of December 31, 2019 and December 31, 2018 are as follows:

(In millions of won)	December 31, 2019
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	3,565,795	184,991	(5)	(2,952)
1-15 days past due		70	3,488	—	(1)
16-30 days past due		—	94	—	—
31-60 days past due		—	61	—	—
More than 60 days past due		—	274,183	—	(25)

	~~W~~	3,565,865	462,817	(5)	(2,978)

(In millions of won)	December 31, 2018
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	3,387,653	347,669	(5)	(551)
1-15 days past due		1,353	274	—	(2)
16-30 days past due		79	69	—	(1)
31-60 days past due		28	95	—	(1)
More than 60 days past due		—	668	—	(434)

	~~W~~	3,389,113	348,775	(5)	(989)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)	2019			2018
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the year	~~W~~	5	989	570	1,092
(Reversal of) bad debt expense		—	1,989	(565)	(103)

Balance at the end of the year	~~W~~	5	2,978	5	989

5.	Receivables and Other Assets, Continued

(d)	Other assets as of December 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Current assets
Advanced payments	~~W~~	1,849	3,354
Prepaid expenses		100,561	73,254
Value added tax refundable		75,317	52,252
Right to recover returned goods		22,106	7,489

	~~W~~	199,833	136,349

Non-current assets
Long-term prepaid expenses	~~W~~	274,101	325,219
Long-term advanced payments		7,742	—

	~~W~~	281,843	325,219

6.	Other Financial Assets

Other financial assets as of December 31, 2019 and 2018 are as follows:

(In millions of won)	December 31, 2019		December 31, 2018
Current assets
Financial assets at fair value through profit or loss
Derivatives(*)	~~W~~	34,036	13,059
Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	6	106
Financial asset carried at amortized cost
Short-term loans	~~W~~	21,623	16,116

	~~W~~	55,665	29,281

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments
Intellectual Discovery, Ltd.	~~W~~	1,104	4,598
Kyulux, Inc.		1,889	2,460
Fineeva Co., Ltd.		4	286

	~~W~~	2,997	7,344

Convertible bonds	~~W~~	1,544	1,327
Derivatives(*)		15,640	—

	~~W~~	20,181	8,671

Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	70	55
Financial assets carried at amortized cost
Deposits	~~W~~	13,125	13,418
Long-term loans		40,827	55,048

	~~W~~	53,952	68,466

	~~W~~	74,203	77,192

(*)	Represents valuation gain from currency interest rate swap contracts related to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

Other financial assets issued by related parties as of December 31, 2018 is ~~W~~2,000 million.

7.	Inventories

Inventories as of December 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Finished goods	~~W~~	394,069	539,859
Work-in-process		696,993	791,396
Raw materials		341,004	500,413
Supplies		94,233	119,487

	~~W~~	1,526,299	1,951,155

For the years ended December 31, 2019 and 2018, the amount of inventories recognized as cost of sales including inventory write-downs and usage of inventory write-downs included in cost of sales are as follows:

(In millions of won)
	2019		2018
Inventories recognized as cost of sales	~~W~~	20,834,648	20,439,681
Including: inventory write-downs		408,567	280,323
Including: usage of inventory write-downs		(280,323)	(184,139)

There were no significant reversals of inventory write-downs recognized during the years ended December 31, 2019 and 2018.

8.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of won)			December 31, 2019			December 31, 2018
Subsidiaries	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book Value
LG Display America, Inc.	San Jose, U.S.A.	Sell display products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Eschborn, Germany	Sell display products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell display products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell display products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Manufacture display products	100%		593,726	100%		593,726
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell display products	100%		9,093	100%		9,093
LG Display Poland Sp. z o.o.(*1)	Wroclaw, Poland	Manufacture display products	100%		160,361	100%		194,992
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture display products	100%		293,557	100%		293,557
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell display products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell display products	100%		1,250	100%		1,250
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture and sell LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Manufacture display products	100%		169,195	100%		169,195
Nanumnuri Co., Ltd.	Gumi, South Korea	Provide janitorial services	100%		800	100%		800
LG Display (China) Co., Ltd.	Guangzhou, China	Manufacture and sell display products	51%		723,086	51%		723,086
Unified Innovative Technology, LLC	Wilmington, U.S.A.	Manage intellectual property	100%		9,489	100%		9,489
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	Sell display products	100%		218	100%		218
Global OLED Technology LLC	Herndon, U.S.A	Manage OLED intellectual property	100%		164,322	100%		164,322
LG Display Vietnam Haiphong Co., Ltd.(*2)	Haiphong, Vietnam	Manufacture display products	100%		672,658	100%		329,978
Suzhou Lehui Display Co., Ltd.	Suzhou, China	Manufacture and sell LCD module and LCD monitor sets	100%		121,640	100%		121,640
LG DISPLAY FUND I LLC(*3)	Wilmington, U.S.A	Invest in venture business and acquire technologies	100%		6,322	100%		2,249
LG Display High-Tech (China) Co., Ltd.(*4)	Guangzhou, China	Manufacture and sell display products	74%		1,794,547	69%		749,154
Money Market Trust	Seoul, Korea	Money market trust	100%		34,700	100%		24,501

				~~W~~	4,875,658		~~W~~	3,507,944

8.	Investments, Continued

(*1)

On July 1, 2019, LG Display Poland Sp. z o.o. (“LGDWR”) commenced the liquidation process and, for the year ended December 31, 2019, the Company recognized an impairment loss of ~~W~~34,631 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in LGDWR.

(*2)

For the year ended December 31, 2019, the Company contributed ~~W~~342,680 million in cash for the capital increase of LG Display Vietnam Haiphong Co., Ltd. (“LGDVN”). There was no change in the Company’s ownership percentage in LGDVN as a result of this additional investment.

(*3)

For the year ended December 31, 2019, the Company contributed ~~W~~4,073 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Company’s ownership percentage in LG DISPLAY FUND I LLC as a result of this additional investment.

(*4)

For the year ended December 31, 2019, the Company contributed ~~W~~1,045,393 million in cash and cash equivalents, including the right to receive cash dividends amounting to ~~W~~177,509 million from LG Display Guangzhou Co., Ltd., for the capital increase of LG Display High-Tech (China) Co., Ltd. (“LGDCO”). The Company’s ownership percentage in LGDCO increased from 69% to 74% as a result.

(b)	Investments in associates consist of the following:

(In millions of won)
			December 31, 2019			December 31, 2018
Associates	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book Value
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture glass for display	40%	~~W~~	45,089	40%	~~W~~	45,089
INVENIA Co., Ltd.(*1)	Seongnam, South Korea	Develop and manufacture equipment for display manufacture	—		—	13%		6,330
WooRee E&L Co., Ltd.(*2)	Ansan, South Korea	Manufacture LED back light unit packages	14%		7,310	14%		4,746
YAS Co., Ltd.	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	15%		10,000	15%		10,000
AVATEC Co., Ltd.(*3)	Daegu, South Korea	Process and sell glass for display	14%		8,000	17%		10,600
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	Develop and manufacture tablet for kids	10%		—	10%		—
CYNORA GmbH(*4)	Bruchsal Germany	Develop organic emitting materials for displays and lighting devices	12%		4,714	14%		8,668
Material Science Co., Ltd.(*5)	Seoul, South Korea	Develop, manufacture and sell material for display	10%		2,354	10%		3,346
Nanosys Inc.(*6)	Milpitas, U.S.A.	Develop, manufacture and sell material for display	4%		5,183	4%		5,491

				~~W~~	82,650		~~W~~	94,270

8.	Investments, Continued

(*1)	During 2019, the Company disposed of the entire investments, 3,000,000 shares of common stock, in INVENIA Co., Ltd. and recognized ~~W~~2,770 million of gain on disposal as finance income.
(*2)	During 2019, the Company recognized a reversal of impairment loss of ~~W~~2,564 million as finance income for the investments in WooRee E&L Co., Ltd.
(*3)

During 2019, the Company disposed of 650,000 shares of common stock in AVATEC Co., Ltd. As of December 31, 2019, the Company’s ownership percentage in AVATEC Co., Ltd. is 14% and the Company recognized ~~W~~2,638 million of gain on disposal as finance income.

(*4)

During 2019, the Company recognized an impairment loss of ~~W~~3,954 million as finance cost for the investments in CYNORA GmbH. As of December 31, 2019, the Company’s ownership percentage in CYNORA GmbH decreased from 14% to 12% as the Company did not participate in the capital increase of CYNORA GmbH.

(*5)	During 2019, the Company recognized an impairment loss of ~~W~~992 million as finance cost for the investments in Material Science Co., Ltd.
(*6)	During 2019, the Company recognized a reversal of impairment loss of ~~W~~308 million as finance income for the investments in Nanosys Inc.

For the years ended December 31, 2019 and 2018, the aggregate amount of received dividends from subsidiaries and associates are ~~W~~18,622 million and ~~W~~95,553 million, respectively.

9.	Property, Plant and Equipment

(a)	Changes in property, plant and equipment for the year ended December 31, 2019 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Right-of- use asset	Others	Total
Acquisition cost as of January 1, 2019	~~W~~	461,828	4,860,942	34,433,030	652,723	8,469,901	—	479,594	49,358,018
Accumulated depreciation as of January 1, 2019		—	(2,444,534)	(31,062,229)	(569,823)	—	—	(250,977)	(34,327,563)
Accumulated impairment loss as of January 1, 2019		—	—	(28,001)	—	(17,890)	—	—	(45,891)

Book value as of January 1, 2019	~~W~~	461,828	2,416,408	3,342,800	82,900	8,452,011	—	228,617	14,984,564

Recognition of right-of-use assets on initial application of K-IFRS No. 1116		—	—	—	—	—	16,332	—	16,332
Adjusted book value as of January 1, 2019	~~W~~	461,828	2,416,408	3,342,800	82,900	8,452,011	16,332	228,617	15,000,896

Additions		—	—	—		1,647,209	3,874	—	1,651,083
Depreciation		—	(210,827)	(1,700,851)	(39,222)	—	(13,482)	(190,220)	(2,154,602)
Disposals		(7,844)	(4,947)	(557,241)	(1,519)	—	—	(16,912)	(588,463)
Impairment loss(*2)		—	(72,902)	(960,587)	(5,037)	(74,984)	(309)	(26,941)	(1,140,760)
Others (*3)		51	47,138	5,324,621	25,726	(5,608,483)	—	210,947	—
Government grants received		—	—	(4,207)	—	228	—	—	(3,979)

Book value as of December 31, 2019	~~W~~	454,035	2,174,870	5,444,535	62,848	4,415,981	6,415	205,491	12,764,175

Acquisition cost as of December 31, 2019	~~W~~	454,035	4,839,806	36,694,704	668,956	4,491,455	19,078	632,773	47,800,807

Accumulated depreciation as of December 31, 2019	~~W~~	—	(2,596,845)	(30,263,872)	(601,071)	—	(12,354)	(400,341)	(33,874,483)

Accumulated impairment loss as of December 31, 2019	~~W~~	—	(68,091)	(986,297)	(5,037)	(75,474)	(309)	(26,941)	(1,162,149)

(*1)	As of December 31, 2019, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)

During 2019, Display(AD PO) and Lighting CGUs were assessed for impairment, and impairment losses amounting to ~~W~~1,108,500 million (~~W~~986,579 million and ~~W~~121,921 million for Display (AD PO) and Lighting CGUs, respectively) are recognized as other non-operating expenses. Details of the impairment loss is explained in Note 10(e)).

(*3)	Others are mainly amounts transferred from construction-in-progress.

9.	Property, Plant and Equipment, Continued

(b)	Changes in property, plant and equipment for the year ended December 31, 2018 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2018	~~W~~	460,511	4,857,328	33,969,092	622,955	5,586,631	139,774	45,636,291
Accumulated depreciation as of January 1, 2018		—	(2,218,404)	(30,303,595)	(531,316)	—	(93,685)	(33,147,000)
Accumulated impairment loss as of January 1, 2018		—	—	(2,290)	—	—	—	(2,290)

Book value as of January 1, 2018	~~W~~	460,511	2,638,924	3,663,207	91,639	5,586,631	46,089	12,487,001
Additions		—	—	—	—	4,943,986	—	4,943,986
Depreciation		—	(225,710)	(1,584,542)	(39,522)	—	(143,359)	(1,993,133)
Disposals		(15)	(22)	(147,490)	(305)	—	(4,434)	(152,266)
Impairment loss		—	—	(25,711)	—	(17,890)	—	(43,601)
Others (*2)		1,332	3,216	1,438,365	31,088	(2,060,535)	330,321	(256,213)
Government grants received		—	—	(1,029)	—	(181)	—	(1,210)

Book value as of December 31, 2018	~~W~~	461,828	2,416,408	3,342,800	82,900	8,452,011	228,617	14,984,564

Acquisition cost as of December 31, 2018	~~W~~	461,828	4,860,942	34,433,030	652,723	8,469,901	479,594	49,358,018

Accumulated depreciation as of December 31, 2018	~~W~~	—	(2,444,534)	(31,062,229)	(569,823)	—	(250,977)	(34,327,563)

Accumulated impairment loss as of December 31, 2018	~~W~~	—	—	(28,001)	—	(17,890)	—	(45,891)

(*1)	As of December 31, 2018, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

(c)	Capitalized borrowing costs and capitalization rate for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Capitalized borrowing costs	~~W~~	135,004	121,441
Capitalization rate		2.88%	2.74%

10.	Intangible Assets and Non-current Asset Impairment

(a)	Changes in intangible assets for the year ended December 31, 2019 are as follows:

(In millions of won)
	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2019	~~W~~	686,707	895,186	56,959	2,142,832	33,867	59,176	11,074	72,588	13,077	3,971,466
Accumulated amortization as of January 1, 2019		(570,476)	(739,211)	—	(1,775,922)	—	(34,854)	(9,597)	—	(13,077)	(3,143,137)
Accumulated impairment loss as of January 1, 2019		—	—	(11,521)	—	—	—	—	—	—	(11,521)

Book value as of January 1, 2019	~~W~~	116,231	155,975	45,438	366,910	33,867	24,322	1,477	72,588	—	816,808
Additions - internally developed		—	—	—	437,945	—	—	—	—	—	437,945
Additions - external purchases		28,397	—	845	—	60,889	—	—	—	2	90,133
Amortization (*1)		(22,679)	(70,783)	—	(297,959)	—	(2,637)	(1,107)	—	(2)	(395,167)
Disposals		—	—	(1,816)	—	—	—	—	—	—	(1,816)
Impairment loss (*3)(*4)		(21,690)	(7,733)	—	(131,713)	—	(21,685)	—	(57,995)	—	(240,816)
Reversal of impairment loss		—	—	960	—	—	—	—	—	—	960
Transfer from construction-in-progress		—	80,553	—	—	(80,553)	—	—	—	—	—

Book value as of December 31, 2019	~~W~~	100,259	158,012	45,427	375,183	14,203	—	370	14,593	—	708,047

Acquisition cost as of December 31, 2019	~~W~~	715,104	975,739	55,988	2,580,777	14,203	59,176	11,074	72,588	13,079	4,497,728

Accumulated amortization as of December 31, 2019	~~W~~	(593,155)	(809,994)	—	(2,073,881)	—	(37,491)	(10,704)	—	(13,079)	(3,538,304)

Accumulated impairment loss as of December 31, 2019	~~W~~	(21,690)	(7,733)	(10,561)	(131,713)	—	(21,685)	—	(57,995)	—	(251,377)

10.	Intangible Assets and Non-current Asset Impairment, Continued

(*1)	The Company has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses, and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.
(*3)

During 2019, Display (AD PO) and Lighting CGUs were assessed for impairment, and the impairment losses amounting to ~~W~~122,994 million (~~W~~17,650 million and ~~W~~105,344 million for Display (AD PO) and Lighting CGUs, respectively) are recognized as other non-operating expenses. The impairment amount is allocated to goodwill, customer relationships and others. Details of the impairment loss is explained in Note 10(e).

(*4)	The Company recognized an impairment loss amounting to ~~W~~117,822 million in connection with development projects that were terminated after the impairment review.

10.	Intangible Assets and Non-current Asset Impairment, Continued

(b)	Changes in intangible assets for the year ended December 31, 2018 are as follows:

(In millions of won)
	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2018	~~W~~	665,645	810,270	54,834	1,769,998	30,722	59,176	11,074	72,588	13,077	3,487,384
Accumulated amortization as of January 1, 2018		(546,105)	(671,980)	—	(1,473,238)	—	(31,338)	(8,489)	—	(13,076)	(2,744,226)
Accumulated impairment loss as of January 1, 2018		—	—	(11,785)	—	—	—	—	—	—	(11,785)

Book value as of January 1, 2018	~~W~~	119,540	138,290	43,049	296,760	30,722	27,838	2,585	72,588	1	731,373
Additions - internally developed		—	—	—	372,835	—	—	—	—	—	372,835
Additions - external purchases		21,061	—	2,844	—	88,785	—	—	—	—	112,690
Amortization (*1)		(24,370)	(67,955)	—	(302,685)	—	(3,516)	(1,108)	—	(1)	(399,635)
Disposals		—	—	(721)	—	—	—	—	—	—	(721)
Impairment loss		—	—	(82)	—	—	—	—	—	—	(82)
Reversal of impairment loss		—	—	348	—	—	—	—	—	—	348
Transfer from construction-in-progress		—	85,640	—	—	(85,640)	—	—	—	—	—

Book value as of December 31, 2018	~~W~~	116,231	155,975	45,438	366,910	33,867	24,322	1,477	72,588	—	816,808

Acquisition cost as of December 31, 2018	~~W~~	686,707	895,186	56,959	2,142,832	33,867	59,176	11,074	72,588	13,077	3,971,466

Accumulated amortization as of December 31, 2018	~~W~~	(570,476)	(739,211)	—	(1,775,922)	—	(34,854)	(9,597)	—	(13,077)	(3,143,137)

Accumulated impairment loss as of December 31, 2018	~~W~~	—	—	(11,521)	—	—	—	—	—	—	(11,521)

10.	Intangible Assets and Non-current Asset Impairment, Continued

(*1)	The Company has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses, and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.

(c)

Development projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures are capitalized, respectively.

(d)	Development costs as of December 31, 2019 and 2018 are as follows:

(i)	As of December 31, 2019

(In millions of won and in years)
Classification	Product type	Book Value		Remaining Useful life
Development completed	Mobile	~~W~~	53,350	0.4
	TV		22,597	0.4
	Notebook		14,464	0.4
	Others		12,370	0.7

		~~W~~	102,781

Development in process	Mobile	~~W~~	157,483	—
	TV		42,587	—
	Notebook		46,167	—
	Others		26,165	—

		~~W~~	272,402

		~~W~~	375,183

(ii)	As of December 31, 2018

(In millions of won and in years)
Classification	Product type	Book Value		Remaining Useful life
Development completed	Mobile	~~W~~	108,467	0.5
	TV		28,001	0.5
	Notebook		4,458	0.6
	Others		9,475	0.5

		~~W~~	150,401

Development in process	Mobile	~~W~~	144,679	—
	TV		55,580	—
	Notebook		9,639	—
	Others		6,611	—

		~~W~~	216,509

		~~W~~	366,910

10.	Intangible Assets and Non-current Asset Impairment, Continued

(e)	Impairment assessment

(i)

During 2019, the Company has distinguished Display (AD PO) and Lighting businesses as separate CGUs from the existing Display CGU due to the initiation of independent factory production of Display (AD PO) business and the decision of Lighting business planned discontinuance in response to business environmental changes. As of December 31, 2019 goodwill is allocated to the Display CGU amounts to ~~W~~14,593 million.

(ii)

Impairment on assets belonging to CGUs was assessed due to the decision of planned discontinuance of Lighting business and adverse changes in the business environment of Display (AD PO). The recoverable amount of each CGU is estimated based on its value in use. Value in use is calculated using the estimated pre-tax cash flow based on 5-year business plan approved by management. The estimated sales of the Company’s products used in the 5-year forecast was determined considering external sources and the Company’s past experience. Management estimated the future pre-tax cash flows based on its past performance and forecasts on market growth. The key assumptions used in the estimation of value in use of each CGU as of December 31, 2019 are as follows.

Classification	Lighting(*2)	Display (AD PO)(*3)	Display(*4)
Discount rate(*1)	6.1%	6.1%	6.1%
Terminal growth rate	0.0%	0.0%	1.0%

(*1)

The discount rate was calculated using the weighted average cost of equity capital and debt and the beta of equity capital was calculated as the average of five global listed companies in the same industry and the Company. Cost of debt was calculated by the interest rate of the Company’s publicly issued bonds and debt ratio was determined using the average of the debt ratios of the five global listed companies in the same industry and the Company.

(*2)

As a result of impairment test, the carrying amount of Lighting CGU which produces OLED lighting products was fully impaired with impairment loss of ~~W~~230,867 million recognized as other non-operating expense for the year ended December 31, 2019.

(*3)

In the Company’s consolidated financial statements, Display (AD PO) CGU, which produces plastic OLED mobile products and commenced mass production in 2019, is comprised of a group of assets of the Company and one subsidiary. The Company performed impairment test for its separate financial statements at the same level of CGU used in consolidated financial statements because the relevant assets in the CGU generate cash inflows largely independently only in combination with certain assets in the subsidiary. As a result of impairment test, the carrying amount of the Company’s assets for the Display (AD PO) exceeds the recoverable amount and an impairment loss of ~~W~~1,004,229 million was recognized as other non-operating expense for the year ended December 31, 2019. The value in use determined for this CGU is sensitive to the discount rate used in the discounted cash flow model.

(*4)

As a result of impairment test for Display CGU, the recoverable amount exceeds the carrying value. The value in use determined for this CGU is sensitive to assumptions such as the discount rate and terminal growth rate used in the discounted cash flow model.

11.	Financial Liabilities

(a)	Financial liabilities as of December 31, 2019 and 2018 are as follows:

(In millions of won)	December 31, 2019		December 31, 2018
Current
Short-term borrowings	~~W~~	347,340	—
Current portion of long-term borrowings and bonds		1,117,218	1,040,148
Current portion of payment guarantee liabilities		5,674	4,693
Lease liabilities		4,357	—

	~~W~~	1,474,589	1,044,841

Non-current
Won denominated borrowings	~~W~~	2,692,560	2,700,608
Foreign currency denominated borrowings		1,626,709	626,136
Bonds		2,741,516	1,772,599
Payment guarantee liabilities		10,828	14,375
Derivatives(*)		20,592	25,758
Lease liabilities		2,200	—

	~~W~~	7,094,405	5,139,476

(*)	Represents currency interest rate swap contracts entered by the Company to hedge interest rate risks with respect to foreign currency denominated borrowings and bonds.

(b)	Foreign currency denominated short-term borrowings as of December 31, 2019 are as follows. There are none as of December 31, 2018.

(In millions of won and USD)
Lender	Annual interest rate as of December 31, 2019 (%)(*)	December 31, 2019
Standard Chartered Bank Korea Limited	12ML + 0.78~0.88	~~W~~	347,340

Foreign currency equivalent		USD	300

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

11.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings as of December 31, 2019 and 2018 are as follows :

(In millions of won)
Lender	Annual interest rate as of December 31, 2019 (%)(*)	December 31, 2019		December 31, 2018
Woori Bank	2.75	~~W~~	608	1,259
Korea Development Bank and others	CD rate (91days) + 1.00~1.39, 2.21~3.25		3,330,000	2,850,000
Less current portion of long-term borrowings			(638,048)	(150,651)

		~~W~~	2,692,560	2,700,608

(*)	CD represents certificate of deposit.

(d)	Foreign currency denominated long-term borrowings as of December 31, 2019 and 2018 are as follows :

(In millions of won and USD)
Lender	Annual interest rate as of December 31, 2019 (%)	December 31, 2019		December 31, 2018
The Export-Import Bank of Korea and others	3ML+0.75 ~1.70 6ML+1.25 ~1.35	~~W~~	1,696,177		955,975

Foreign currency equivalent		USD	1,465	USD	855
Less current portion of long-term borrowings			(69,468)		(329,839)

		~~W~~	1,626,709		626,136

11.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	Maturity	Annual interest rate as of December 31, 2019 (%)	December 31, 2019		December 31, 2018
Won denominated bonds (*1)
Publicly issued bonds	May 2020~ February 2024	1.95~2.95	~~W~~	1,730,000		1,900,000
Privately issued bonds	May 2025~ May 2033	3.25~4.25		110,000		110,000
Less discount on bonds				(3,404)		(3,949)
Less current portion				(409,702)		(559,658)

			~~W~~	1,426,894		1,446,393

Foreign currency denominated bonds (*2)
Publicly issued bonds	November 2021	3.88	~~W~~	347,340		335,430

Privately issued bonds	April 2023	3ML+1.47		115,780		—

Foreign currency equivalent			USD	400	USD	300

Less discount on bonds				(6,883)		(9,224)

			~~W~~	456,237		326,206

Financial liabilities at fair value through profit or loss
Foreign currency convertible bonds	August 2024	1.50	~~W~~	858,385		—

Foreign currency equivalent			USD	741		—

			~~W~~	2,741,516		1,772,599

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly or semi-annually.

11.	Financial Liabilities, Continued

(f)	Details of the convertible bonds issued and outstanding as of December 31, 2019 are as follows:

(In won, USD)
Description
Type	Unsecured foreign currency denominated convertible bonds
Issuance amount	USD 687,800,000
Annual interest rate (%)	1.50
Issuance date	August 22, 2019
Maturity date	August 22, 2024
Interest payment	Payable semi-annually in arrear until maturity date in equal installments commencing on issuance
Principal redemption	1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed or converted.

2. Advanced redemption:

The Company has a right to redeem in advance (call option) and the bondholders have a right to require the Company to redeem in advance (put option). At exercise, the outstanding principal amount together with accrued but unpaid interest are to be redeemed.

Conversion price	~~W~~19,845 per common share (subject to adjustment based on diluted effects of certain events)
Conversion period	From August 23, 2020 to August 12, 2024
Redemption at the option of the issuer (Call option)

—On or at any time after 3 years from the issuance, if the closing price of the shares for any 20 trading days out of the 30 consecutive trading days is at least 130% of the applicable conversion price

—The aggregate principal amount of the convertible bonds outstanding is less than 10% of the aggregate principal amount originally issued, or

—In the event of certain changes in laws and other directives resulting in additional taxes for the holders

Redemption at the option of the bondholders (Put option)	On the day of 3 years from the issuance

The Company designated the convertible bonds as financial liabilities at fair value through profit of loss and recognized the change in fair value in profit or loss. The Company measures the convertible bond at fair value using the market price of convertible bonds disclosed on Bloomberg. The number of convertible shares as of December 31, 2019 is as follows:

(In won and No. of shares)
	December 31, 2019
Aggregate outstanding amount of the convertible bonds	~~W~~	813,426,670,000
Conversion price	~~W~~	19,845
Number of common shares to be issued at conversion		40,988,998

12.	Employee Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

The defined benefit plans expose the Company to actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others.

(a)	Net defined benefit liabilities (employee benefits assets) recognized as of December 31 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Present value of partially funded defined benefit obligations	~~W~~	1,476,866	1,592,366
Fair value of plan assets		(1,604,118)	(1,548,179)

	~~W~~	(127,252)	44,187

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)	2019		2018
Opening defined benefit obligations	~~W~~	1,592,366	1,560,525
Current service cost		192,528	203,062
Past service cost		(32,006)	(25,749)
Interest cost		42,360	49,145
Remeasurements (before tax)		(137,464)	(27,885)
Benefit payments		(95,099)	(88,056)
Curtailment of plans		(80,470)	(74,459)
Net transfers from (to) related parties		(5,349)	(4,217)

Closing defined benefit obligations	~~W~~	1,476,866	1,592,366

Weighted average remaining maturity of defined benefit obligations as of December 31, 2019, and 2018 are 15.1 years and 14.4 years, respectively.

12.	Employee Benefits, Continued

(c)	Changes in fair value of plan assets for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Opening fair value of plan assets	~~W~~	1,548,179	1,465,990
Expected return on plan assets		41,826	48,184
Remeasurements (before tax)		(8,824)	(22,195)
Contributions by employer directly to plan assets		185,000	211,006
Benefit payments		(81,876)	(80,369)
Net transfers from (to) related parties		280	—
Curtailment of plans		(80,467)	(74,437)

Closing fair value of plan assets	~~W~~	1,604,118	1,548,179

(d)	Plan assets as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Guaranteed deposits in banks	~~W~~	1,604,118	1,548,179

As of December 31, 2019, the Company maintains the plan assets primarily with Mirae Asset Daewoo Co., Ltd., KB Insurance Co., Ltd. and others.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Current service cost	~~W~~	192,528	203,062
Past service cost		(32,006)	(25,749)
Net interest cost		534	961

	~~W~~	161,056	178,274

Expenses are recognized as following in the separate statements of comprehensive income (loss):

(In millions of won)
	2019		2018
Cost of sales	~~W~~	119,147	134,879
Selling expenses		10,221	10,719
Administrative expenses		16,798	18,193
Research and development expenses		14,890	14,483

	~~W~~	161,056	178,274

12. Employee Benefits, Continued

(f)	Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income (loss) for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Balance at January 1	~~W~~	(165,613)	(170,134)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		43,644	56,225
Demographic assumptions		(19,952)	(15,379)
Financial assumptions		113,772	(12,961)
Return on plan assets		(8,824)	(22,195)

	~~W~~	128,640	5,690

Income tax	~~W~~	(35,235)	(1,169)

Balance at December 31	~~W~~	(72,208)	(165,613)

(g)	Principal actuarial assumptions as of December 31, 2019 and 2018 (expressed as weighted averages) are as follows:

	December 31, 2019	December 31, 2018
Expected rate of salary increase	3.4%	4.3%
Discount rate for defined benefit obligations	2.4%	2.8%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2019	December 31, 2018
Teens	Males Females	0.00% 0.00%	0.01% 0.00%
Twenties	Males Females	0.01% 0.00%	0.01% 0.00%
Thirties	Males Females	0.01% 0.00%	0.01% 0.01%
Forties	Males Females	0.02% 0.01%	0.03% 0.02%
Fifties	Males Females	0.04% 0.02%	0.05% 0.02%

12.	Employee Benefits, Continued

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the following amounts as of December 31, 2019:

(In millions of won)	Defined benefit obligation
	1% increase		1% decrease
Discount rate for defined benefit obligations	~~W~~	(194,432)	237,364
Expected rate of salary increase		233,106	(194,965)

13.	Provisions and Other Liabilities

(a)	Changes in provisions for the year ended December 31, 2019 are as follows:

(In millions of won)
	Litigations and claims		Warranties (*)	Others	Total
Balance at January 1, 2019	~~W~~	—	120,389	8,930	129,319
Additions		3,073	365,993	17,451	386,517
Usage		(3,073)	(257,407)	—	(260,480)

Balance at December 31, 2019	~~W~~	—	228,975	26,381	255,356

Current	~~W~~	—	161,857	26,381	188,238
Non-current	~~W~~	—	67,118	—	67,118

(*)

The provision for warranties on defective products is normally applicable for 18~36 months from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims and costs per claim to satisfy the Company’s warranty obligation.

(b)	Other liabilities as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Current liabilities
Withholdings	~~W~~	13,049	16,181
Unearned revenues		25,012	11,073
Security deposits		9,310	165

	~~W~~	47,371	27,419

Non-current liabilities
Long-term accrued expenses	~~W~~	76,300	78,466
Long-term other accounts payable		1,062	3,081
Long-term advances received		6,852	2,116
Security deposits		1,690	10,790

	~~W~~	85,904	94,453

14.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Some individual claimants filed “follow-on” damages claims against the Company and other TFT-LCD manufacturers alleging violations of EU competition law. While the Company continues its vigorous defense of the various pending proceedings described above, as of December 31, 2019, the final results cannot be predicted.

Solas OLED Ltd. Litigations

In April 2019, Solas OLED Ltd. filed patent infringement actions against the Company and television manufacturers in the United States District Court for the Western District of Texas as well as the Company and its subsidiary, LG Display Germany GmbH, and television manufacturers in Mannheim District Court in Germany. As of December 31, 2019, the value of litigation has not been finalized, and the final results cannot be predicted.

Others

The Company is involved in various disputes in addition to pending proceedings described above. The Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,360 million (~~W~~1,574,608 million) in connection with the Company’s export sales transactions with its subsidiaries. As of December 31, 2019, there are no outstanding short-term borrowings that are past due in connection with these agreements. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has a credit facility agreement with Shinhan Bank and several other banks pursuant to which the Company could sell its accounts receivables up to an aggregate of ~~W~~671,542 million in connection with its domestic and export sales transactions and, as of December 31, 2019, ~~W~~25,528 million accounts and notes receivable sold to Shinhan Bank were outstanding in connection with the agreement. In connection with the contract above, the Company has sold its accounts receivable without recourse.

Letters of credit

As of December 31, 2019, the Company has agreements in relation to the opening of letters of credit up to USD 150 million (~~W~~173,670 million) with KEB Hana Bank, USD 50 million (~~W~~57,890 million) with Sumitomo Mitsui Banking Corporation, USD 100 million (~~W~~115,780 million) with Industrial Bank of Korea and USD 100 million (~~W~~115,780 million) with Industrial and Commercial Bank of China.

14.	Contingent Liabilities and Commitments, Continued

Payment guarantees

The Company provides payment guarantees to LG Display Vietnam Haiphong, Co., Ltd. in connection with the principal amount of term loan credit facilities amounting to USD 1,302 million (~~W~~1,506,921 million) and payables for facilities amounting to USD 57 million (~~W~~66,150 million).

In addition, the Company obtained payment guarantees amounting to USD 1,075 million (~~W~~1,244,635 million) from KEB Hana Bank and others for advances received related to the long-term supply agreements. The Company also obtained payment guarantees amounting to USD 306 million (~~W~~354,070 million) from Korea Development Bank for foreign currency denominated bonds.

License agreements

As of December 31, 2019, the Company has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent cross license agreement with Universal Display Corporation in relation to its OLED business. Also, the Company has a trademark license agreement with LG Corp. as of December 31, 2019.

Long-term supply agreement

As of December 31, 2019, in connection with long-term supply agreements with customers, the Company recognized USD 875 million (~~W~~1,013,075 million) in advances received. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Company received payment guarantees amounting to USD 1,075 million (~~W~~1,244,635 million) from KEB Hana Bank and other various banks relating to advances received (see Note 14(b) payment guarantees).

15.	Share Capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of December 31, 2019 and December 31, 2018, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2018 to December 31, 2019.

16.	Retained earnings

(a)	Retained earnings as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Legal reserve	~~W~~	212,158	212,158
Other reserve		68,251	68,251
Defined benefit plan actuarial loss		(72,208)	(165,613)
Retained earnings		6,417,700	9,057,593

	~~W~~	6,625,901	9,172,389

(b)	For the years ended December 31, 2019 and 2018, details of the Company’s appropriations of retained earnings are as follows:

(In millions of won, except for cash dividend per common stock)
	2019		2018
Retained earnings before appropriations
Unappropriated retained earnings carried over from prior year	~~W~~	9,057,593	9,499,884
Loss for the year		(2,639,893)	(442,291)

Unappropriated retained earnings carried forward to the following year	~~W~~	6,417,700	9,057,593

For the years ended December 31, 2019 and 2018, the date of appropriation is March 20, 2020 and March 15, 2019, respectively.

17.	Revenue

Details of revenue for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Sales of goods	~~W~~	21,593,333	22,324,003
Royalties		40,271	20,970
Others		24,725	26,714

	~~W~~	21,658,329	22,371,687

18.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Changes in inventories	~~W~~	424,856	(268,910)
Purchases of raw materials, merchandise and others		8,616,802	8,875,141
Depreciation and amortization		2,549,770	2,392,768
Outsourcing		6,377,774	6,012,740
Labor		2,398,422	2,592,716
Supplies and others		615,620	795,935
Utility		711,890	728,166
Fees and commissions		466,415	522,328
Shipping		65,986	102,913
Advertising		192,333	111,972
Warranty		365,993	207,892
Travel		85,091	95,003
Taxes and dues		58,899	59,207
Impairment loss on property, plant and equipment		1,140,760	43,601
Impairment loss on intangible assets		240,816	82
Others		560,225	650,483

	~~W~~24,871,652		22,922,037

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

19.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Salaries(*1)	~~W~~	410,355	396,223
Expenses related to defined benefit plans(*2)		27,109	29,023
Other employee benefits		47,976	42,987
Shipping		48,256	72,876
Fees and commissions		129,209	136,417
Depreciation		107,571	111,133
Taxes and dues		2,478	4,777
Advertising		192,333	111,972
Warranty		365,993	207,892
Rent		588	10,597
Insurance		6,026	6,175
Travel		17,338	18,197
Training		9,535	10,910
Others		38,578	39,486

	~~W~~	1,403,345	1,198,665

(*1)	Expenses recognized in relation to employee termination benefits for the years ended December 31, 2019 and 2018 amount to ~~W~~218,826 million and ~~W~~184,941 million, respectively.
(*2)	Expenses recognized in relation to employee defined contribution plan for the years ended December 31, 2019 and 2018 amount to ~~W~~89 million and ~~W~~111 million, respectively.

20.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Salaries and wages	~~W~~	2,062,943	2,280,341
Other employee benefits		285,794	312,050
Contributions to National Pension plan		73,149	75,668
Expenses related to defined benefit plan and defined contribution plan(*)		161,848	179,137

	~~W~~	2,583,734	2,847,196

(*)	Expenses recognized in relation to employee defined contribution plan for the year ended December 31, 2019 and 2018 amount to ~~W~~792 million and ~~W~~863 million, respectively.

21.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Foreign currency gain	~~W~~	752,629	483,160
Gain on disposal of property, plant and equipment		54,756	42,864
Gain on disposal of intangible assets		552	239
Reversal of impairment loss on intangible assets		960	348
Rental income		1,832	1,764
Others		24,785	13,172

	~~W~~	835,514	541,547

(b)	Details of other non-operating expenses for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Foreign currency loss	~~W~~	800,082	499,652
Other bad debt expense		1,349	23
Loss on disposal of property, plant and equipment		25,851	8,615
Impairment loss on property, plant and equipment		1,140,760	43,601
Loss on disposal of intangible assets		18	—
Impairment loss on intangible assets		240,816	82
Donations		592	7,294
Others		19,692	17,740

	~~W~~	2,229,160	577,007

22.	Finance Income and Finance Costs

Finance income and costs recognized in profit or loss for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Finance income
Interest income	~~W~~	13,633	17,938
Dividend income		18,622	95,553
Foreign currency gain		77,502	10,170
Gain on disposal of investments		5,408	1,111
Reversal of impairment loss of investments		2,564	—
Gain on transaction of derivatives		21,752	2,075
Gain on valuation of derivatives		59,781	13,059
Gain on valuation of financial assets at fair value through profit or loss		402	4,362
Other	~~W~~	5,302	4,033

		204,966	148,301

Finance costs
Interest expense	~~W~~	134,894	35,108
Foreign currency loss		104,153	39,869
Impairment loss on investments		39,884	23,059
Loss on sale of trade accounts and notes receivable		1,769	875
Loss on valuation of financial assets at fair value through profit or loss		4,531	225
Loss on valuation of financial liabilities at fair value through profit or loss		56,384	—
Loss on transaction of derivatives		—	49
Loss on valuation of derivatives		17,999	26,600
Other		12,242	3,867

	~~W~~	371,856	129,652

23.	Income Taxes

(a)	Details of income tax expense for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Current tax expense (benefit)
Current year	~~W~~	9,328	(3,883)
Adjustment for prior years		(163,203)	82,225

	~~W~~	(153,875)	78,342
Deferred tax benefit
Origination and reversal of temporary differences	~~W~~	(875,314)	(190,675)
Change in unrecognized deferred tax assets		324,301	64,818

	~~W~~	(551,013)	(125,857)

Income tax benefit	~~W~~	(704,888)	(47,515)

(b)	Income taxes recognized directly in other comprehensive income or loss for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)	2019				2018
	Before tax		Tax expense	Net of tax	Before tax	Tax expense	Net of tax
Remeasurements of net defined benefit liabilities (assets)	~~W~~	128,640	(35,235)	93,405	5,690	(1,169)	4,521

23.	Income Taxes, Continued

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2019 and 2018 is as follows:

(In millions of won)	2019			2018
Loss for the year	~~W~~		(2,639,893)		(442,291)
Income tax benefit			(704,888)		(47,515)

Loss before income tax			(3,344,781)		(489,806)

Income tax benefit using the Company’s statutory tax rate		25.67%	(858,605)	26.65%	(130,533)
Non-deductible expenses		(0.53%)	17,870	(6.76%)	33,112
Tax credits		1.35%	(45,237)	19.97%	(97,822)
Change in unrecognized deferred tax assets		(9.70%)	324,301	(13.23%)	64,818
Adjustment for prior years (*1)		4.88%	(163,203)	(16.79%)	82,225
Effect on change in tax rate		(0.66%)	22,201	0.41%	(2,007)
Others		0.07%	(2,215)	(0.55%)	2,692

Actual income tax benefit	~~W~~		(704,888)		(47,515)

Actual effective tax rate			(*2)		(*2)

(*1)	Consist of changes in tax credits in amended tax returns and expected amount of income tax adjustment in relation to the transfer price investigation and others.
(*2)	Actual effective tax rate are not calculated due to loss before income tax.

(d)	Tax uncertainties

In June 2019, LG Display Guangzhou Co., Ltd., LG Display Yantai Co., Ltd. and LG Display Nanjing Co., Ltd., the subsidiaries of the Company, were imposed of additional income taxes amounting to ~~W~~127.1 billion, in aggregate, by the Chinese tax authorities in connection with the transfer price investigation initiated in 2015.

OECD Guidelines, the Korea-China tax treaty, and the domestic tax laws of both countries stipulate mutual agreements to resolve double taxation. In July 2019, the Company registered an application form to request an initiation of a mutual agreement to receive the estimated amount of ~~W~~109.2 billion corporate tax adjustment from the Korea National Tax Service. The application was officially registered and the two tax authorities held their first meeting in November 2019 and further consultation will be conducted in 2020.

Meanwhile, the Company expects that the mutual agreement between tax authorities will be processed and be resolved within a reasonable period in favor of the Company and the Company recognized the estimated income tax refund as current tax asset, as of December 31, 2019.

24.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2019, in relation to the taxable temporary differences on investments in subsidiaries amounting to ~~W~~211,264 million, the Company did not recognize deferred tax liabilities since the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to their expiration. As of December 31, 2019, the amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
	Total		December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024
Tax credit carryforwards	~~W~~	549,056	44,692	70,646	220,135	114,845	98,738

(c)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December 31, 2019		December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Other accounts receivable, net	~~W~~	—	—	(4,364)	(1,013)	(4,364)	(1,013)
Inventories, net		78,730	53,882	—	—	78,730	53,882
Accrued expenses		120,854	121,508	—	—	120,854	121,508
Property, plant and equipment		465,883	191,073	—	—	465,883	191,073
Intangible assets		19,422	925	—	—	19,422	925
Provisions		59,875	32,468	—	—	59,875	32,468
Gain or loss on foreign currency translation, net		—	13	—	—	—	13
Others		52,293	17,932	—	—	52,293	17,932
Tax loss carryforwards		536,684	126,755	—	—	536,684	126,755
Tax credit carryforwards		38,337	308,393	—	—	38,337	308,393

Deferred tax assets (liabilities)	~~W~~	1,372,078	852,949	(4,364)	(1,013)	1,367,714	851,936

24.	Deferred Tax Assets and Liabilities, Continued

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	January 1, 2018		Profit or loss	Other comprehensive income (loss)	December 31, 2018	Profit or loss	Other comprehensive income (loss)	December 31, 2019
Other accounts receivable, net	~~W~~	(1,378)	365	—	(1,013)	(3,351)	—	(4,364)
Inventories, net		30,688	23,194	—	53,882	24,848	—	78,730
Defined benefit liabilities, net		2,375	(1,206)	(1,169)	—	35,235	(35,235)	—
Accrued expenses		179,112	(57,604)	—	121,508	(654)	—	120,854
Property, plant and equipment		206,900	(15,827)	—	191,073	274,810	—	465,883
Intangible assets		1,249	(324)	—	925	18,497	—	19,422
Provisions		27,018	5,450	—	32,468	27,407	—	59,875
Gain or loss on foreign currency translation, net		13	—	—	13	(13)	—	—
Others		12,345	5,587	—	17,932	34,361	—	52,293
Tax loss carryforwards		—	126,755	—	126,755	409,929	—	536,684
Tax credit carryforwards		268,926	39,467	—	308,393	(270,056)	—	38,337

Deferred tax assets (liabilities)	~~W~~	727,248	125,857	(1,169)	851,936	551,013	(35,235)	1,367,714

25.	Loss per Share

(a)	Basic loss per share for the years ended December 31, 2019 and 2018 are as follows:

(In won and No. of shares)	2019		2018
Loss for the year	~~W~~	(2,639,892,599,202)	(442,291,281,486)
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Basic loss per share	~~W~~	(7,378)	(1,236)

For the years ended December 31, 2019 and 2018, there were no events or transactions that resulted in changes in the number of common stocks used for calculating basic loss per share.

(b)

The Company issued potential common stocks as a result of an issuance of the convertible bonds on August 22, 2019. Diluted loss per share is not different from basic loss per share due to loss for the year ended December 31, 2019. As of December 31, 2019, 40,988,998 options were excluded from the calculation of weighted-average number of common stocks due to antidilution.

26.	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risks. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, JPY, etc.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW and USD.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. Meanwhile, the Company entered into currency interest rate swap contracts to hedge currency risk with respect to foreign currency borrowings and bonds.

26.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts as of December 31, 2019 and 2018 are as follows:

(In millions)	December 31, 2019
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	907	3	2	1	2
Trade accounts and notes receivable	2,880	3,974	—	—	—
Non-trade receivable	306	452	—	—	—
Trade accounts and notes payable	(1,035)	(7,346)	—	—	—
Other accounts payable	(145)	(3,619)	—	—	(9)
Financial liabilities	(2,900)	—	—	—	—

Aggregate notional amounts in the separate statements of financial position	13	(6,536)	2	1	(7)

Currency swap contracts	2,085	—	—	—	—

Net exposure	2,098	(6,536)	2	1	(7)

(In millions)	December 31, 2018
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	66	—	54	1	7
Trade accounts and notes receivable	2,809	2,937	—	—	—
Non-trade receivable	48	836	1,018	—	—
Trade accounts and notes payable	(1,392)	(11,477)	—	—	—
Other accounts payable	(117)	(13,982)	—	(18)	(2)
Financial liabilities	(1,163)	—	—	—	—

Aggregate notional amounts in the separate statements of financial position	251	(21,686)	1,072	(17)	5

Currency swap contracts	780	—	—	—	—

Net exposure	1,031	(21,686)	1,072	(17)	5

26.	Financial Risk Management, Continued

Average exchange rates applied for the years ended December 31, 2019 and 2018 and the exchange rates at December 31, 2019 and December 31, 2018 are as follows:

(In won)	Average rate			Reporting date spot rate
	2019		2018	December 31, 2019		December 31, 2018
USD	~~W~~	1,165.46	1,100.21	~~W~~	1,157.80	1,118.10
JPY		10.70	9.96		10.63	10.13
CNY		168.56	166.41		165.74	162.76
PLN		303.62	304.87		304.87	297.33
EUR		1,304.52	1,298.53		1,297.43	1,279.16

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in a foreign currency as of December 31, 2019 and 2018, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	December 31, 2019			December 31, 2018
	Equity		Profit or loss	Equity		Profit or loss
USD (5 percent weakening)	~~W~~	88,054	88,054	~~W~~	41,788	41,788
JPY (5 percent weakening)		(2,520)	(2,520)		(7,965)	(7,965)
CNY (5 percent weakening)		12	12		6,325	6,325
PLN (5 percent weakening)		11	11		(183)	(183)
EUR (5 percent weakening)		(329)	(329)		232	232

A stronger won against the above currencies as of December 31, 2019 and 2018 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

26.	Financial Risk Management, Continued

(ii)	Interest rate risk

Interest rate risk arises principally from the Company’s bonds and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Company entered into currency interest rate swap contracts amounting to USD 1,785 million (~~W~~2,066,673 million) in notional amount to hedge interest rate risk with respect to variable interest rate applied foreign currency denominated borrowings.

i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of December 31, 2019 and 2018 is as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Fixed rate instruments
Financial assets	~~W~~	1,182,579	550,644
Financial liabilities		(6,066,554)	(5,033,515)

	~~W~~	(4,883,975)	(4,482,871)

Variable rate instruments
Financial liabilities	~~W~~	(2,458,789)	(1,105,976)

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

For the years ended December 31, 2019 and 2018, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
December 31, 2019
Variable rate instruments(*)	~~W~~	(2,847)	2,847	(2,847)	2,847
December 31, 2018
Variable rate instruments(*)	~~W~~	(8,018)	8,018	(8,018)	8,018

(*)	Financial instruments related to currency interest rate swap not qualified for hedging are excluded.

26.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Company recognizes the changes in expected credit loss (“ECL”) at each reporting date in order to reflect changes in the credit risks based on ECL model.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	1,105,245	473,283
Deposits in banks		77,268	77,211
Trade accounts and notes receivable, net		3,565,860	3,389,108
Non-trade receivables		438,659	316,069
Accrued income		1,281	5,894
Deposits		13,125	13,418
Short-term loans		21,623	16,116
Long-term loans		40,827	55,048
Long-term non-trade receivables		19,899	25,823

	~~W~~	5,283,787	4,371,970

Financial assets at fair value through profit or loss
Convertible bonds	~~W~~	1,544	1,327
Derivatives		49,676	13,059

	~~W~~	51,220	14,386

Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	76	161

	~~W~~	5,335,083	4,386,517

In addition to the financial assets above, as of December 31, 2019, the Company provides payment guarantees in connection with the principal amount of credit facilities amounting to USD 1,302 million (~~W~~1,506,921 million) and payables for facility purchases amounting to USD 57 million (~~W~~66,150 million), for its subsidiary.

Trade accounts and notes receivables are insured in order to manage credit risk if it does not meet the Company’s internal credit ratings. Uninsured trade accounts and notes receivables are managed by continuous monitoring of internal credit ratings and seeking insurance coverage, if necessary.

26.	Financial Risk Management, Continued

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flows from operations to meet its capital requirements, the Company relies on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Company maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2019.

(In millions of won)			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	5,374,125	5,813,355	691,013	523,231	1,070,782	3,389,181	139,148
Bonds		3,151,218	3,306,729	297,649	184,878	908,281	1,780,014	135,907
Trade accounts and notes payable		2,682,403	2,682,403	2,682,403	—	—	—	—
Other accounts payable		1,001,024	1,001,024	999,958	1,066	—	—	—
Other accounts payable (enterprise procurement cards)(*1)		2,328,016	2,353,355	1,287,023	1,066,332	—	—	—
Long-term other accounts payable		1,062	1,062	—	—	1,062	—	—
Payment guarantee(*2)		16,502	1,637,522	51,094	118,907	316,255	1,079,665	71,601
Security deposits received		11,000	11,000	3,980	5,330	1,690	—	—
Lease liabilities		6,557	6,748	2,889	1,608	1,741	510	—

Derivative financial liabilities
Derivatives	~~W~~	20,592	(13,101)	—	—	(4,870)	(8,231)	—

	~~W~~	14,592,499	16,800,097	6,016,009	1,901,352	2,294,941	6,241,139	346,656

(*1)

Represents the amount of utility expenses and others paid by enterprise procurement cards and the outstanding payables are settled at the end of the billing cycle. The payments to the card company arises from operating activities of purchasing of goods and services thus the related cash flow is disclosed as operating activities.

(*2)	Contractual cash flows of payment guarantee is identical to timing of principal payment and represent the maximum amount that the Company could be required to pay the guarantee amount.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

26.	Financial Risk Management, Continued

(d)	Capital Management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	December 31, 2019		December 31, 2018
Total liabilities	~~W~~	16,716,587	13,849,525
Total equity		10,666,093	13,212,581
Cash and deposits in banks (*1)		1,182,502	550,483
Borrowings (including bonds)		8,525,343	6,139,491
Total liabilities to equity ratio		157%	105%
Net borrowings to equity ratio (*2)		69%	42%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities) less cash and current deposits in banks by total equity.

26.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current Assets and Liabilities

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii)	Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii)	Investments in equity and debt securities

The fair value of marketable financial assets at FVTPL and at FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institution and others.

iv)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

26.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the separate statement of financial position as of December 31, 2019 and 2018 are as follows:

(In millions of won)	December 31, 2019			December 31, 2018
	Carrying amounts		Fair values	Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	1,105,245	(*)	473,283	(*)
Deposits in banks		77,268	(*)	77,211	(*)
Trade accounts and notes receivable		3,565,860	(*)	3,389,108	(*)
Non-trade receivables		438,659	(*)	316,069	(*)
Accrued income		1,281	(*)	5,894	(*)
Deposits		13,125	(*)	13,418	(*)
Short-term loans		21,623	(*)	16,116	(*)
Long-term loans		40,827	(*)	55,048	(*)
Long-term non-trade receivables		19,899	(*)	25,823	(*)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	2,997	2,997	7,344	7,344
Convertible bonds		1,544	1,544	1,327	1,327
Derivatives		49,676	49,676	13,059	13,059
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	76	76	161	161
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	20,592	20,592	25,758	25,758
Convertible bonds		858,385	858,385	—	—
Financial liabilities carried at amortized cost
Borrowings	~~W~~	5,374,125	5,438,952	3,807,234	3,862,709
Bonds		2,292,833	2,345,867	2,332,257	2,384,987
Trade accounts and notes payable		2,682,403	(*)	3,186,123	(*)
Other accounts payable		3,329,040	(*)	1,746,412	(*)
Long-term other accounts payable		1,062	(*)	3,081	(*)
Payment guarantee liabilities		16,502	(*)	19,068	(*)
Security deposits received		11,000	(*)	10,955	(*)
Lease liabilities		6,557	(*)	—	—

(*)	Excluded from disclosures as the carrying amount approximates fair value.

26.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2019 and 2018 are as follows:

(In millions of won)	December 31, 2019
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	2,997	2,997
Convertible bonds		—	—	1,544	1,544
Derivatives		—	—	49,676	49,676
Financial asset at fair value through other comprehensive income
Debt instruments		76	—	—	76
Financial liabilities at fair value through profit or loss
Derivatives		—	—	20,592	20,592
Convertible bonds		858,385	—	—	858,385

(In millions of won)	December 31, 2018
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	7,344	7,344
Convertible bonds		—	—	1,327	1,327
Derivatives		—	—	13,059	13,059
Financial asset at fair value through other comprehensive income
Debt instruments		161	—	—	161
Financial liabilities at fair value through profit or loss
Derivatives		—	—	25,758	25,758

26.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2019 and December 31, 2018 are as follows:

(In millions of won)	December 31, 2019				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	5,438,952	Discounted cash flow	Discount rate
Bonds		—	—	2,345,867	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2018				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	3,862,709	Discounted cash flow	Discount rate
Bonds		—	—	2,384,987	Discounted cash flow	Discount rate

iv)	The interest rates applied for determination of the above fair value as of December 31, 2019 and 2018 are as follows:

	December 31, 2019	December 31, 2018
Borrowings, bonds and others	1.87~3.56%	2.09~3.37%

27.	Leases

Refer to accounting policies in Note 3(l).

The Company leases buildings, vehicles, machinery and equipment and others. Information about leases for which the Company is a lessee is presented below.

(i)	Right-of-use assets

Right-of-use assets are presented as property, plant and equipment (see Note 9(a)).

(In millions of won)
	Buildings		Land	Machinery and equipment	Vehicles	Others	Total
Balance at January 1	~~W~~	9,338	—	1,021	5,922	51	16,332
Additions		307	2	1,271	2,253	41	3,874
Depreciation		(8,602)	(1)	(1,091)	(3,726)	(62)	(13,482)
Impairment		(121)	—	(21)	(167)	—	(309)

Balance at December 31	~~W~~	922	1	1,180	4,282	30	6,415

(ii)	Amounts recognized in profit or loss not from right-of-use assets

(In millions of won)
	December 31, 2019
Interest on lease liabilities	~~W~~	(357)
Expenses relating to short-term leases		(417)
Expenses relating to leases of low-value assets		(257)

(iii)	Lease liabilities

(In millions of won)
	December 31, 2019
Balance at January 1, 2019	~~W~~	16,332
Additions		3,874
Interest expense		357
Repayment of liabilities		(14,006)

Balance at December 31, 2019	~~W~~	6,557

28.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the year ended December 31, 2019 are as follows:

(In millions of won)
	January 1, 2019		Cash flows from financing activities	Non-cash transactions				December 31, 2019
				Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others
Short-term borrowings	~~W~~	—	336,580	—	10,760	—	—	347,340
Current portion of long-term borrowings and bonds		1,040,148	(1,043,649)	1,114,595	5,541	583	—	1,117,218
Payment guarantee liabilities		19,068	5,068	—	—	—	(7,634)	16,502
Long-term borrowings		3,326,744	1,669,148	(705,134)	28,511	—	—	4,319,269
Bonds		1,772,599	1,323,251	(409,461)	(20,351)	10,568	64,910	2,741,516
Lease liabilities		16,332	(14,006)	—	—	357	3,874	6,557

	~~W~~	6,174,891	2,276,392	—	24,461	11,508	61,150	8,548,402

29.	Related Parties and Others

(a)	Related parties

Related parties as of December 31, 2019 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others

Associates(*)	Paju Electric Glass Co., Ltd. and others

Entity that has significant influence over the Company	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries and associates are described in Note 8.

29.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)	2019
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	9,425,243	—	—	—	—	6
LG Display Japan Co., Ltd.		2,229,825	—	—	—	—	5
LG Display Germany GmbH		1,676,418	—	—	—	—	4,452
LG Display Taiwan Co., Ltd.		1,433,672	—	—	—	—	595
LG Display Nanjing Co., Ltd.		9,791	—	3,671	—	1,423,501	28,206
LG Display Shanghai Co., Ltd.		978,886	—	—	—	—	—
LG Display Poland Sp. z o.o.		47	—	—	—	7,535	1,717
LG Display Guangzhou Co., Ltd.		111,242	—	11,987	—	2,105,906	33,014
LG Display Shenzhen Co., Ltd.		407,115	—	—	—	—	—
LG Display Yantai Co., Ltd.		2,156	—	14,047	—	1,250,772	11,175
LG Display (China) Co., Ltd.		15	11,120	1,399,183	—	—	2,550
LG Display Singapore Pte. Ltd.		1,133,923	—	—	—	—	1,305
L&T Display Technology (Fujian) Limited		355,887	—	2	—	—	1,119
Nanumnuri Co., Ltd.		191	—	—	—	—	22,001
Global OLED Technology, LLC		—	—	—	—	—	5,859
LG Display Guangzhou Trading Co., Ltd.		1,181,187	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		18,797	—	122,807	—	1,114,903	26,668
Suzhou Lehui Display Co., Ltd.		158,065	—	239	—	—	—
LG Display High-Tech (China) Co., Ltd.		40,951	—	1,190	—	41,612	182

	~~W~~	19,163,411	11,120	1,553,126	—	5,944,229	138,854

29.	Related Parties and Others, Continued

(In millions of won)	2019
	Sales and Others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
WooRee E&L Co., Ltd.	~~W~~	—	—	27	—	—	5
INVENIA Co., Ltd.(*1)		—	180	1,024	8,700	—	297
AVATEC Co., Ltd.		2,639	265	—	—	73,323	891
Paju Electric Glass Co., Ltd.		—	6,057	342,958	—	—	4,416
YAS Co., Ltd.		—	1,000	6,764	13,949	—	3,655
Material Science Co., Ltd.		—	—	59	—	—	313

	~~W~~	2,639	7,502	350,832	22,649	73,323	9,577

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	942,455	—	10,568	224,854	—	138,789

29.	Related Parties and Others, Continued

(In millions of won)	2019
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	87,116	—	—	—	—	194
LG Electronics Vietnam Haiphong Co., Ltd.		277,743	—	—	—	—	924
LG Electronics Reynosa S.A. DE C.V.		—	—	—	—	—	1,155
LG Electronics S.A. (Pty) Ltd.		2,384	—	—	—	—	21
LG Electronics Mexicalli, S.A. DE C.V.		1,848	—	—	—	—	85
LG Electronics RUS, LLC		770	—	—	—	—	1,698
LG Electronics Egypt S.A.E.		97,359	—	—	—	—	241
LG Electronics (Kunshan) Computer Co., Ltd.		385	—	—	—	—	—
LG Innotek Co., Ltd.		6,954	—	34,194	—	—	79,155
LG Hitachi Water Solutions Co., Ltd.(*2)		—	—	—	68,282	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		36,182	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		21,377	—	—	—	—	—
Hi Entech Co., Ltd.(*2)		47	—	—	—	—	21,576
Others		41,662	—	—	—	—	12,155

	~~W~~	573,827	—	34,194	68,282	—	117,204

	~~W~~	20,682,332	18,622	1,948,720	315,785	6,017,552	404,424

(*1)	Represents transactions occurred prior to the Company’s disposal of the entire investments
(*2)	Represents transactions occurred prior to LG Electronics Inc.’s disposal of the entire investments

29.	Related Parties and Others, Continued

(In millions of won)	2018
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	8,944,621	—	—	—	—	9
LG Display Japan Co., Ltd.		2,413,437	—	—	—	—	2,158
LG Display Germany GmbH		1,796,479	—	—	—	—	5,558
LG Display Taiwan Co., Ltd.		1,488,447	—	—	—	—	568
LG Display Nanjing Co., Ltd.		13,840	—	6,037	—	1,321,700	27,142
LG Display Shanghai Co., Ltd.		963,865	—	—	—	—	52
LG Display Poland Sp. z o.o.		329	—	—	—	37,307	16
LG Display Guangzhou Co., Ltd.		52,168	—	14,043	—	1,930,113	14,194
LG Display Shenzhen Co., Ltd.		1,312,088	—	—	—	—	4
LG Display Yantai Co., Ltd.		23,018	—	25,759	—	1,358,502	13,597
LG Display (China) Co., Ltd.		328	90,281	1,409,953	—	—	1,253
LG Display Singapore Pte. Ltd.		1,087,835	—	—	—	—	38
L&T Display Technology (Fujian) Limited		392,318	—	—	—	8	38
Nanumnuri Co., Ltd.		180	—	—	—	—	21,356
Global OLED Technology, LLC		—	—	—	—	—	6,007
LG Display Guangzhou Trading Co., Ltd.		782,603	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		39,639	—	36,013	—	830,170	6,175
Suzhou Lehui Display Co., Ltd.		178,357	—	—	—	—	—
LG Display High-Tech (China) Co., Ltd.		12,434	—	—	—	—	—

	~~W~~	19,501,986	90,281	1,491,805	—	5,477,800	98,165

29.	Related Parties and Others, Continued

(In millions of won)	2018
				Purchase and others
	Sales and Others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
WooRee E&L Co., Ltd.	~~W~~	—	—	50	—	—	144
INVENIA Co., Ltd.		—	30	1,608	28,657	—	795
AVATEC Co., Ltd.		—	530	—	—	71,403	905
Paju Electric Glass Co., Ltd.		—	4,172	364,183	—	—	4,411
LB Gemini New Growth Fund No.16(*)		1,112	540	—	—	—	—
YAS Co., Ltd.		—	—	5,281	25,422	—	3,391

	~~W~~	1,112	5,272	371,122	54,079	71,403	9,646

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	1,207,372	—	31,161	454,555	—	107,861

29.	Related Parties and Others, Continued

(In millions of won)	2018
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	71,798	—	—	—	—	103
LG Electronics Vietnam Haiphong Co., Ltd.		173,051	—	—	—	—	166
LG Electronics Reynosa S.A. DE C.V.		33,225	—	—	—	—	2,021
LG Electronics Almaty Kazakhstan		3,759	—	—	—	—	42
LG Electronics S.A. (Pty) Ltd.		7,244	—	—	—	—	20
LG Electronics Mexicalli, S.A. DE C.V.		10,296	—	—	—	—	210
LG Electronics RUS, LLC		2,201	—	—	—	—	1,862
LG Electronics Egypt S.A.E.		25,491	—	—	—	—	16
LG Electronics (Kunshan) Computer Co., Ltd.		4,804	—	—	—	—	—
LG Innotek Co., Ltd.		29,148	—	137,949	—	—	38,930
LG Hitachi Water Solutions Co., Ltd.		9,100	—	—	285,514	—	8,980
Inspur LG Digital Mobile Communications Co., Ltd.		69,769	—	—	—	—	1
Qingdao LG Inspur Digital Communication Co., Ltd.		37,738	—	—	—	—	—
HiEntech Co., Ltd.		—	—	—	—	—	29,215
Others		2,185	—	27	—	—	9,498

	~~W~~	479,809	—	137,976	285,514	—	91,064

	~~W~~	21,190,279	95,553	2,032,064	794,148	5,549,203	306,736

(*)	Represents transactions occurred prior to LG Electronics Inc.’s disposal of the entire investments

29.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2019		December 31, 2018	December 31, 2019	December 31, 2018
Subsidiaries
LG Display America, Inc.	~~W~~	937,409	1,031,718	—	—
LG Display Japan Co., Ltd.		274,964	349,814	5	5
LG Display Germany GmbH		382,463	433,077	2,794	4,332
LG Display Taiwan Co., Ltd.		454,563	274,860	104	34
LG Display Nanjing Co., Ltd.		1,358	2,448	220,327	272,991
LG Display Shanghai Co., Ltd.		172,259	168,117	3	1
LG Display Poland Sp. z o. o		—	30	—	6,849
LG Display Guangzhou Co., Ltd.		12,465	167,814	313,756	196,070
LG Display Guangzhou Trading Co., Ltd.		351,322	377,145	—	—
LG Display Shenzhen Co., Ltd.		116,494	32,759	2	—
LG Display Yantai Co., Ltd.		—	115	149,715	382,448
LG Display (China) Co., Ltd.		22	—	112,053	187,004
LG Display Singapore Pte. Ltd.		298,132	85,680	21	1
L&T Display Technology (Fujian) Limited		46,375	62,336	199,349	139,171
Nanumnuri Co., Ltd.		—	—	3,866	2,065
Global OLED Technology LLC		—	—	—	1,146
LG Display Vietnam Haiphong Co., Ltd.		24,385	22,113	395,429	340,780
Suzhou Lehui Display Co., Ltd.		24,830	32,641	46	—
LG Display High-Tech (China) Co., Ltd.		1,722	17,333	54,662	3,362

	~~W~~	3,098,763	3,058,000	1,452,132	1,536,259

29.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2019		December 31, 2018	December 31, 2019	December 31, 2018
Associates and their subsidiaries
WooRee E&L Co., Ltd.	~~W~~	—	—	8	6
INVENIA Co., Ltd. (*1)		—	2,000	—	1,671
AVATEC Co., Ltd.		—	—	1,029	4,382
Paju Electric Glass Co., Ltd.		—	—	62,853	60,566
YAS Co., Ltd.		—	—	4,533	2,709
Material Science Co., Ltd.		—	—	8	—

	~~W~~	—	2,000	68,431	69,334

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	208,870	247,134	110,784	99,574

29.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2019		December 31, 2018	December 31, 2019	December 31, 2018
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.	~~W~~	4	2,782	29,613	45,815
LG Hitachi Water Solutions Co., Ltd. (*2)		—	9,100	—	47,463
HiEntech Co., Ltd. (*2)		—	—	—	4,782
Inspur LG Digital Mobile Communications Co., Ltd		—	6,137	—	—
LG Electronics Reynosa S.A. DE C.V		—	2,572	62	134
LG Electronics India Pvt. Ltd.		6,113	9,047	—	29
LG Electronics Vietnam Haiphong Co., Ltd.		47,740	25,544	29	—
LG Electronics S.A. (Pty) Ltd.		—	896	—	5
LG Electronics RUS, LLC		—	—	67	—
LG Electronics Egypt S.A.E		9,432	10,296	—	—
LG Electronics (Kunshan) Computer Co., Ltd.		—	1,370	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		6,456	3,530	—	—
Others		12,757	3,340	1,768	1,275

	~~W~~	82,502	74,614	31,539	99,503

	~~W~~	3,390,135	3,381,748	1,662,886	1,804,670

(*1)	Excluded from related parties due to the Company’s disposal of equity investments during the year ended December 31, 2019.
(*2)	Excluded from related parties due to LG Electronics Inc.’s disposal of the entire investments during the year ended December 31, 2019.

29.	Related Parties and Others, Continued

(d)	Details of significant cash transactions such as grant of loans and collection of loans, which occurred with related parties for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	Loans (*1)
Associates	January 1, 2019		Increase	Decrease (*2)	December 31, 2019
INVENIA Co., Ltd.	~~W~~	2,000	1,000	(3,000)	—

(*1)	Loans are presented based on nominal amounts.
(*2)	Excluded from related parties due to disposal of equity investments during the year ended December 31, 2019.

(In millions of won)
	Loans (*)
Associates	January 1, 2018		Increase	Decrease	December 31, 2018
INVENIA Co., Ltd.	~~W~~	2,375	—	(375)	2,000
YAS Co., Ltd.		375	—	(375)	—

	~~W~~	2,750	—	(750)	2,000

(*)	Loans are presented based on nominal amounts.

29.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Company and certain companies and their subsidiaries, which are included in LG Group, one of the conglomerates according to the Monopoly Regulation and Fair Trade Act for the years ended December 31, 2019 and 2018 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)
	For the year ended December 31, 2019			December 31, 2019
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	625,575	113,913	93,622	45,363
LG Uplus Corp.		—	2,352	—	208
LG Chem Ltd. and its subsidiaries		149	594,264	23	53,428
S&I Corp. and its subsidiaries (formerly, Serveone)		867	360,023	21,307	85,312
Silicon Works Co., Ltd.		92	671,822	—	88,355
LG Corp.		—	55,059	8,781	—
LG Management Development Institute		—	8,606	3,480	231
LG CNS Co., Ltd. and its subsidiaries		—	166,820	—	58,967
LG Hausys Ltd.		3	1	—	—
G2R Inc. and its subsidiaries		—	72,639	—	29,540
Robostar Co., Ltd.		—	2,155	—	—
Others(*)		11	106,045	—	—

	~~W~~	626,697	2,153,699	127,213	361,404

(*)

Due to S&I Corp.’s disposal of partial investments in Serveone in May 2019, Serveone was reclassified from one of the S&I Corp.’s subsidiaries to associates. Accordingly, transactions with S&I Corp. after the disposal are classified as others. In addition, due to LG Electronics Inc.’s disposal of entire investments in HiEntech Co., Ltd. and its subsidiaries and LG Hitachi Water Solutions Co., Ltd. in September 2019, transactions after the disposal are presented as others.

29.	Related Parties and Others, Continued

(In millions of won)
	For the year ended December 31, 2018			December 31, 2018
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	715,580	190,091	82,965	82,028
LG Uplus Corp.		21	1,739	—	178
LG Chem Ltd. and its subsidiaries		1,648	776,031	14	93,274
Serveone and its subsidiaries		388	1,166,309	21,307	239,091
Silicon Works Co., Ltd.		—	713,093	—	140,694
LG Corp.		—	54,434	11,246	—
LG Management Development Institute		—	9,734	3,480	441
LG CNS Co., Ltd. and its subsidiaries		—	210,344	—	72,694
LG Hausys Ltd.		1,111	4	—	3
G2R Inc. and its subsidiaries		—	57,744	—	19,773
Robostar Co., Ltd.		—	1,374	—	530

	~~W~~	718,748	3,180,897	119,012	648,706

29.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Short-term benefits	~~W~~	2,664	2,622
Expenses related to the defined benefit plan		553	794

	~~W~~	3,217	3,416

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

30.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2019 and 2018 is as follows:

(In millions of won)
	2019		2018
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	~~W~~	(661,330)	(725,744)
Changes in other receivable arising from the investments of dividends received from subsidiaries		(177,509)	(405,992)
Recognition of right of use assets and lease liabilities		3,874	—
Capital contribution of property, plant and equipment in subsidiaries		—	343,163

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: March 31, 2020	By:	/s/ Heeyeon Kim
(Signature)
	Name:	Heeyeon Kim
	Title:	Head of IR / Vice President